As filed with the Securities and Exchange Commission on July 29, 2020
1933 Act File No. 333-226163
1940 Act File No. 811-23362
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
(Check appropriate box or boxes.)
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 2	☒
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 4	☒

THRIVENT CHURCH LOAN AND INCOME FUND
(Exact Name of Registrant as Specified in Charter)
901 Marquette Avenue, Suite 2500
Minneapolis, Minnesota 55402-3211
(Address of Principal Executive Offices) (Number, Street, City, State, Zip Code)
Registrant's Telephone Number, including Area Code: (612) 844-4198
John D. Jackson Thrivent Funds 901 Marquette Avenue, Suite 2500 Minneapolis, Minnesota 55402-3211 (Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)	With copies to: George J. Zornada, Esq. K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111-2950

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.
If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):
☐	when declared effective pursuant to section 8(c).
The following boxes should only be included and completed if the registrant is a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act and is making this filing in accordance with Rule 486 under the Securities Act.
It is proposed that this filing will become effective (check appropriate box)
☒	immediately upon filing pursuant to paragraph (b) of Rule 486.
☐	on (date) pursuant to paragraph (b) of Rule 486
☐	60 days after filing pursuant to paragraph (a) of Rule 486
☐	on (date) pursuant to paragraph (a) of Rule 486
If appropriate, check the following box:
☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Interval Funds
July 29, 2020
Thrivent Church Loan
and Income Fund
Prospectus
Beginning on Jan. 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission, paper copies of the Fund’s annual and semiannual shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund’s website (thriventintervalfunds.com), and you will be notified by mail each time a report is posted and provided with a website address to access the report.
If you have already elected to receive shareholder reports electronically, you will not be affected by this change and do not need to take any action.
If you had not elected electronic delivery in the past and would like to now, how you request it depends on how you invested in the Fund. If you invested through a financial intermediary (such as a broker-dealer or bank), you will need to contact the financial intermediary directly.
If you purchased shares through Thrivent, you can enroll in electronic delivery at thrivent.com/gopaperless. If you purchased shares directly online, you can enroll at thriventinternalfunds.com.
You also can elect to receive paper copies of all future shareholder reports free of charge. If you invest directly with the Fund, you can call 800-847-4836 to let us know you wish to continue receiving paper copies of your shareholder reports. Your election to receive reports in paper will apply to all funds held in your account. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports.
The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PROSPECTUS
July 29, 2020
Thrivent Church Loan and Income FundClass S Shares (XCLIX)

The Fund. Thrivent Church Loan and Income Fund (the “Fund”) is a non-diversified, closed-end management investment company that continuously offers its shares of beneficial interest (the “Shares”). The Fund currently offers one class of Shares: Class S.
Investment Objective. The Fund seeks to produce income. There can be no guarantee that the Fund will achieve its investment objective or that its investment strategy will be successful.
Investment Strategy. The Fund will pursue its investment objective by investing in mortgage loans issued to U.S. non-profit organizations that have a stated Christian mission, including churches, denominations and associations, educational institutions, and other Christian mission related organizations (each a “Church Loan”) as well as other debt securities, including mortgage-backed securities. Under normal market conditions, the Fund will invest at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in Church Loans and other debt securities.
Impact Opportunity. The Fund will provide an opportunity for investors to support Christian organizations by helping them achieve their ministry goals and make a difference in the lives of those in communities they serve. Mortgage loans held by the Fund help churches purchase new buildings, improve their campuses, and train more leaders. The loans also help Christian organizations influence their communities and expand their outreach. Through the Fund, investors can support ministries like these and the growth of churches in various ways.
Investment Adviser. The Fund is managed by Thrivent Asset Management, LLC (“Thrivent Asset Mgt.” or the “Adviser”). Thrivent Asset Mgt. and its affiliates have been in the investment advisory business since 1986 and collectively managed approximately $139.4 billion in assets as of March 31, 2020, of which approximately $18.0 billion is managed by the Adviser.
Interval Fund. The Fund has an interval fund structure pursuant to which the Fund, subject to applicable law, conducts quarterly repurchase offers for Shares, which are for between 5% and 25% of the Fund’s outstanding Shares at net asset value (“NAV”), subject to approval of the Fund’s Board of Trustees. It is possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased. See “Periodic Repurchase Offers” and “Investment Objective, Strategies and Risks—Risk Considerations— Repurchase Offers Risk” below for more information. There is no assurance that you will be able to tender your Shares when or in the amount that you desire. Shares are not otherwise redeemable.
•	The Fund’s Shares are not listed and the Fund does not currently intend to list its Shares for trading on any national securities exchange.
•	There is currently no secondary market for its Shares, and the Fund does not expect a secondary market in its Shares to develop.
•	An investment in the Fund is not suitable for investors who need certainty about their ability to access all of the money they invest in the short term. Although the Fund makes quarterly repurchase offers, investors should consider an investment in the Fund to be a less liquid investment.
•	There is no assurance that the Fund will be able to maintain a certain level of, or at any particular time make any, distributions.
An investment in the Fund’s Shares should be considered a long-term investment with risks, including limited liquidity and the risk of a loss of some or all of the amount invested. See “Investment Objective, Strategies and Risks—Risk Considerations” below to read about the risks you should consider before buying Shares.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The Class S Shares are sold at a public offering price equal to their NAV per share.
Thrivent Distributors, LLC, the Fund’s distributor, will use its best efforts to solicit orders for the sale of the shares.
Investors should carefully consider the Fund’s risks, investment objective and strategies, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. Before making an investment decision, investors should (i) consider the suitability of this investment with respect to their investment objectives and personal financial situation and (ii) consider factors such as their personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should be avoided when an investor has a short-term investing horizon and/or cannot bear the loss of some or all of his or her investment. An investment in the Fund is not suitable for investors who need certainty about their ability to access all of the money they invest in the short term. Before investing in the Fund, an investor should read the discussion of the risks of investing in the Fund in “Investment Objective, Strategies and Risks – Risk Considerations” beginning on page 18 of the Prospectus to read about the risks you should consider before buying Shares.

Please read this Prospectus carefully before deciding whether to invest, and retain it for future reference. This Prospectus sets forth concisely important information you should know before investing in the Shares. A Statement of Additional Information (“SAI”) dated July 29, 2020, as it may be amended, containing additional information about the Fund, has been filed with the SEC. The SAI and the annual and semiannual reports to Shareholders and other information about the Fund can be obtained at no cost by calling 800-847-4836 or by sending an email request to contactus@thriventfunds.com, or you may access these documents on the Fund’s website at thriventintervalfunds.com. A table of contents to the SAI is located on page 47 of this Prospectus. This Prospectus incorporates by reference the entire SAI. The SAI as well as material incorporated by reference into the Fund’s Registration Statement and other information regarding the Fund are available on the EDGAR Database on the SEC’s Internet site at SEC.gov. Copies of this information also may be obtained, after paying a duplicating fee, by electronic mail to publicinfo@sec.gov. The Fund’s address is 901 Marquette Avenue, Suite 2500, Minneapolis, MN 55402-3211.
Shares of the Fund do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.
An investor should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult your own professional advisors as to legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.
You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different information, you should not assume that the Fund has authorized or verified it. The Fund is not making an offer of its Shares in any state where the offer is not permitted. You should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus. The Fund’s business, financial condition, results of operations and prospects may have changed since that date.

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Prospectus Summary

This is only a summary. This summary may not contain all of the information that you should consider before investing in the Fund’s Shares. You should review the more detailed information contained in this Prospectus and in the Statement of Additional Information (“SAI”). In particular, you should carefully read the risks of investing in the Fund’s Shares, as discussed under “Investment Objective, Strategies and Risks – Risk Considerations.”
The Fund
The Thrivent Church Loan and Income Fund (the “Fund”) is a non-diversified, closed-end management investment company that continuously offers its shares of beneficial interest (the “Shares”). The Fund is operated as an “interval fund” (as defined below). The Fund currently offers only one class of Shares: Class S. The Fund may in the future apply for exemptive relief from the Securities and Exchange Commission (“SEC”) to issue different classes of Shares with different expense structures, purchase restrictions, sales charges and ongoing fees, repurchase and/or withdrawal fees, rights and privileges. An investment in the Fund may not be appropriate for all investors.
The Fund is managed by Thrivent Asset Management, LLC (“Thrivent Asset Mgt.” or the “Adviser”).
The Offering
The Fund’s Shares are offered on a continuous basis at their current net asset value (“NAV”) per share. The Fund may close at any time to new investors or new investments and, during such closings, only purchases of Shares by existing shareholders of the Fund (“Shareholders”) or the reinvestment of distributions by existing Shareholders, as applicable, will be permitted. The Fund may re-open to new investments and subsequently close again to new investors or new investments at any time at the discretion of the Adviser. Any such opening and closing of the Fund will be disclosed to investors via a supplement to this Prospectus.
The Fund’s Shares are offered through Thrivent Distributors, LLC (“Thrivent Distributors” or the “Distributor”), which is the exclusive distributor of Shares, on a best-efforts basis. For additional information, see “Plan of Distribution.” The minimum initial investment requirement for Shares is $2,000 for taxable accounts and $1,000 for IRA or tax deferred accounts. The minimum subsequent investment requirement is $50 for all accounts. These investment requirements may be different, however, for investors investing in the Fund through an automatic investment plan or through certain fee-based investment advisory programs. The Fund, in its discretion, may restrict or refuse purchases by any investor if the purchase would cause the aggregate ownership of Shares by such investor to equal or exceed 10% of the outstanding Shares of the Fund (prior to the purchase). The Fund reserves the right to reject a purchase order for any reason. See “Buying Shares” below for more information. In order to provide liquidity to Shareholders, the Fund will conduct periodic offers to repurchase a portion of its outstanding Shares.
Periodic Repurchase Offers
The Fund is an “interval fund,” a type of fund which, in order to provide liquidity to Shareholders, has adopted a fundamental investment policy to make quarterly offers to repurchase at least 5% and not more than 25% of its outstanding Shares at NAV per share. Subject to applicable law and approval of the Fund’s Board of Trustees (“Board” or “Trustees”), the Fund will seek to conduct such quarterly repurchase offers for up to 25% of its outstanding Shares at NAV per share, which is the maximum amount permitted. Quarterly repurchase offers will occur in the months of March, June, September and December. Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) is sent to Shareholders of record at least 21 calendar days before the repurchase request deadline (i.e., the latest date on which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). If you invest in the Fund through a financial intermediary, the Repurchase Offer Notice will be provided to you by your financial intermediary. The Fund’s Shares are not listed on any national securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks. See “Periodic Repurchase Offers” and “Investment Objective, Strategies and Risks – Risk Considerations – Repurchase Offers Risk.”
Investment Objective and Strategies
Investment Objective
The Fund seeks to produce income. There can be no guarantee that the Fund will achieve its investment objective or that its investment strategy will be successful.
Principal Investment Strategies
The Fund will pursue its investment objective by investing in mortgage loans issued to U.S. non-profit organizations that have a stated Christian mission, including churches, denominations and associations, educational institutions, and other Christian mission-related organizations (each a “Borrower,” and each such mortgage loan, a “Church Loan”). Under normal market conditions, the Fund will invest at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in Church Loans and other debt securities, including

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mortgage-backed securities. When there is no outstanding repurchase offer, the Fund may seek to hold substantially more than 80% of its net assets in Church Loans. Should the Adviser determine that the Fund would benefit from reducing the percentage of its net assets invested in Church Loans and other debt securities from 80% to a lesser amount, it will notify you at least 60 days prior to the change.
A Church Loan is a debt financing obligation of a Borrower to a lender that generally holds legal claim to the Borrower’s real assets. Church Loans are used to support long-term financing, including construction of new facilities, remodeling of existing facilities, purchase of real property or refinancing of existing real property. Borrowers operate across the U.S. Church mortgage loans are fixed or variable rate, with maturities generally ranging from 3 to 30 years, arranged through private negotiations between a Borrower and one or more financial institutions, one of which may act as agent with primary responsibility for negotiating the terms of the loan and for ongoing administration of the loan. Church Loans are typically issued in the form of first lien and/or second lien loans, with first lien loans representing the senior security in the capital structure and second lien loans representing junior, secured debt, including second priority loans on a Borrower’s assets. The Fund will generally invest in Church Loans that are secured, first lien mortgage loans on a Borrower’s real assets.
Because Church Loans typically do not have an active secondary market, they are considered illiquid and may be difficult to value. Church Loans are not rated by nationally recognized statistical rating organizations (“NRSROs”) or other independent parties. To the extent consistent with the applicable liquidity requirements for interval funds, the Fund may invest without limit in illiquid securities. The Fund generally invests in Church Loans that have similar credit characteristics to investment grade bonds. However, the Fund has no constraints on the credit quality of the Church Loans in which it may invest and may invest in Church Loans of lower credit quality, as determined by the Adviser. Investment grade bonds are debt securities that are rated in the top four rating categories by S&P, rated similarly by another independent rating agency such as Moody’s, or if unrated, determined by the Adviser to be of comparable quality. See “Investment Objective, Strategies and Risks – Risk Considerations – Church Loan Related Risks” for more information.
The Adviser will generally seek to invest in Church Loans that it believes have a reasonably high likelihood of consistently making principal and interest payments and meeting their obligations. The Adviser uses various research techniques to assess a Church Loan’s value based on analysis of the Borrower’s financial profile, governance, leadership, and prospects, as well as deal structure and loan or offering documents. The Adviser also uses quantitative, data-oriented analysis of financial information to conduct credit analysis and risk classification of Church Loans. The Fund may invest in Church Loans with a range of maturities from short to long-term and does not attempt to maintain any pre-set average portfolio maturity or duration targets. In selecting non-Church Loan securities, the Adviser may use fundamental, quantitative, and/or technical investment research techniques. Technical techniques involve a data-oriented analysis of price movements. Church Loans are generally investments held to maturity. The Fund may invest in derivatives, including futures and swaps, to hedge its exposure to interest rate risk.
The Fund’s investment objective and policies, other than those policies identified in this Prospectus as “fundamental,” may be changed without Shareholder approval.
The Fund may make investments directly or indirectly through one or more wholly-owned and controlled subsidiaries (each, a “Subsidiary”) formed by the Fund. Each Subsidiary may invest in Church Loans or any other security or other instrument that the Fund may hold directly. References herein to the Fund include references to a Subsidiary in respect of the Fund’s exposure to its investments.
Other Factors Affecting Portfolio Construction
The Fund expects that a significant portion of its investment portfolio will be recorded at fair value as determined in good faith in accordance with procedures established by the Fund’s Board and, as a result, there is and will be uncertainty as to the value of the Fund’s portfolio investments. For a description of certain valuation risks associated with the Fund’s investments, see “Investment Objective, Strategies and Risks – Risk Considerations – Church Loan Related Risks – Valuation Risk.”
The Fund, Thrivent Asset Mgt., and Thrivent Financial for Lutherans (“Thrivent Financial”) have received an exemptive order from the SEC that permits the Fund, along with Thrivent Financial and other affiliated funds and accounts (each, an “Affiliated Account”), to co-invest in Church Loans (the “Co-Investment Order”). Currently, the only Affiliated Account is Thrivent Financial’s insurance general account. Based on Thrivent Financial’s experience in sourcing and investing in Church Loans for over 100 years, co-investment with Thrivent Financial is expected to provide the Fund investment opportunities that otherwise would be difficult if not impossible for the Fund to access. The Fund’s ability to participate in these co-investment transactions is subject to various conditions contained in the Co-Investment Order. The Fund’s co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest between the Fund and Thrivent Financial. See “Investment Objective, Strategies and Risks – Risk Considerations – Risks Related to Restrictions on Entering into Affiliated Transactions” and “Management of the Fund – Conflicts of Interest” for more information.
Investment Adviser
The Fund is managed by Thrivent Asset Mgt. The Adviser had approximately $18.0 billion in assets under management as of March 31, 2020. Thrivent Asset Mgt. is an indirect, wholly-owned subsidiary of Thrivent Financial. Thrivent Financial is an integrated, not-for-profit, Christian membership organization that provides a broad range of financial products and services. Thrivent Financial has significant lending experience in
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the church mortgage loan market and will source the church mortgage loans in which the Fund expects to invest, although the Fund may purchase church mortgage loans from other lenders in the future. Thrivent Financial and its affiliates had approximately $139.4 billion in assets under management as of March 31, 2020.
Distributions
The Fund intends to distribute most or all of its net earnings and realized gains, if any, in the form of dividends from net investment income (“dividends”) and distributions of net realized capital gains (“capital gain distributions,” and together with dividends, “distributions”). The Fund intends to declare dividends daily and distribute them to Shareholders of record monthly. Capital gain distributions, if any, usually will be declared and paid in December for the prior twelve-month period ending October 31. The Fund does not have a fixed distribution rate nor does it guarantee that it will pay any distributions in any particular period.
Distributor, Transfer Agent, Custodian and Administrator
Thrivent Distributors serves as the Fund’s principal underwriter and distributor; Thrivent Financial Investor Services Inc. serves as transfer agent and dividend paying agent; State Street Bank and Trust Company (“State Street”) serves as the custodian of the Fund’s assets;and Thrivent Asset Mgt. provides both administrative and accounting services to the Fund. See “Management of the Fund – The Fund’s Service Providers” for more information.
Unlisted Closed-End Fund Structure; Limited Liquidity
The Fund’s Shares are not listed on any national securities exchange, and the Fund does not currently intend to list its Shares for trading on any exchange and does not expect any secondary market to develop for its Shares. Shareholders of the Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. In order to provide liquidity to Shareholders, the Fund is structured as an “interval fund” and conducts periodic repurchase offers for a portion of its outstanding Shares, as described herein.
Investor Suitability
An investment in the Fund’s Shares, like most investments, involves a degree of risk, including the risk of a loss of some or all of the amount invested. An investment in the Fund is suitable for investors who are comfortable with the risks associated with the limited liquidity of the Shares and should be viewed as a long-term and less liquid investment. An investment in the Fund is not suitable for investors who need certainty about their ability to access all of the money they invest in the short term. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.
An investor should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult your own professional advisors as to legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.
Principal Risks
The Fund is subject to the following principal investment risks, which you should read carefully and in entirety. The Fund may not achieve its investment objective and you could lose money by investing in the Fund. Please see “Investment Objective, Strategies and Risks – Risk Considerations” for more information. Additional information regarding risks of the Fund is available in the Fund’s SAI. References to “debt securities” in this discussion include debt securities of all types and of any maturity, including Church Loans.
Church Loan Related Risks. In making investments in Church Loans, the Fund will depend primarily on the creditworthiness of the Borrower for payment of principal and interest. Churches rely on voluntary contributions from their congregations for their primary source of income. Member contributions are used to repay Church Loans. The membership of a church, the attendance of its members, or the per capita contributions of its members may not remain constant or may decrease during the term of a Church Loan. A decrease in a church’s income could result in its inability to pay its obligation under a Church Loan. In addition, events such as the pandemic spread of the novel coronavirus known as COVID-19, the duration and effects of which are uncertain, may result in a decrease in voluntary contributions from church congregations. A church’s senior pastor also plays an important role in the management and continued viability of a church. A senior pastor’s absence, personal actions, resignation or death could have a negative impact on a Borrower’s operations, and thus its continued ability to generate income sufficient to service its obligations under a Church Loan. National church body decisions can impact individual church membership. Certain independent churches have little to no financial support from national church bodies; likewise, national church bodies have limited resources available for individual church support. A church’s income also could be affected by increases in expenses caused by increases in interest rates on variable rate Church Loans, the occurrence of any uninsured casualty at the property, any need to address environmental contamination at the property, changes in governmental rules, regulations and fiscal policies, terrorism, social unrest or civil disturbances.
Due to the corporate structure of Borrowers, which can include volunteers serving in key executive functions such as Treasurer, the servicing agent administering Church Loans may use broad discretion in enforcing the terms of such Church Loans especially with regard to timing and fees charged.
Valuation Risk. The lack of an active trading market for Church Loans, restrictions on transfers in some church mortgage loan
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agreements and trust indentures, a lack of publicly available information, and other factors may result in inherent uncertainty in the valuation process for Church Loans, and the estimated fair values may differ materially from the values estimated by another party or the values that would have been used had a ready market for the Church Loans existed. To the extent the Fund invests in Church Loans, the Fund’s calculated NAV may not accurately reflect the value that could be obtained for any Church Loan upon sale. The value of the Church Loan will be determined in good faith pursuant to fair valuation procedures adopted by the Fund’s Board. The Board has delegated the responsibility to estimate the fair value of Church Loans to the Adviser. The fair valuation of Church Loans by the Adviser could result in a conflict of interest as the Adviser’s advisory fee is based on the value of the Fund’s net assets.
Concentration Risk. Under normal circumstances, the Fund will concentrate its investments in the securities and/or other instruments of U.S. non-profit organizations that have a stated Christian mission including, but not limited to, churches, denominations and associations, educational institutions, and other Christian mission-related organizations. The Fund will thus be exposed to negative developments affecting church-related institutions, as well as negative developments affecting real estate-related investments and real property generally. These factors are discussed under “Church Loan Related Risks” and “Collateral Risk; Real Estate Risk” above.
Prepayment Risk. Generally, Borrowers may prepay the principal amount of their Church Loans at any time, although prepayment fees or penalties may apply. In periods of falling interest rates, Borrowers may be more likely to prepay their Church Loans to refinance at lower interest rates. When economic conditions make it more likely that Borrowers will prepay Church Loans, the value of such loans may fluctuate, and the value of the Shares may be impacted. Prepayment would cause the actual duration of a Church Loan to be shorter than its stated maturity. See “Duration and Maturity Risk” below. In the event of a full prepayment, the Fund would lose the income that would have been earned to maturity on the Church Loan. Further, material partial principal prepayments of Church Loans may result in a reamortization of the remaining principal balance over the current maturity, which would mean the Fund would receive lower payments of principal and interest over the remaining term of the Church Loan. The proceeds received by the Fund from prepayments may be reinvested in Church Loans or other debt securities paying lower interest rates.
Refinance Risk. Generally, Borrowers may refinance their Church Loans at any time. A refinance of an existing Fund Church Loan with Thrivent Financial will result in a modification of the loan terms and the loan being repriced at par. A refinance with another lender will result in the loan being paid off at par. In both situations, a loss may occur on the Church Loan if it is valued at a price above par at the time of the refinance.
Modification Risk. During periods of market uncertainty or an economic downturn such as that caused by the recent outbreak of the novel coronavirus known as COVID-19, Borrowers may request relief from the terms of their Church Loans. In such situations, Thrivent Financial, as lender, will generally accommodate such requests and assist the Borrower in returning to financial stability. Certain accommodations, such as forbearance measures, changes to maturity, and changes to interest rates are granted in the sole discretion of the Adviser and subject to ratification by the Fund’s Board. There may also be regulatory requirements that limit the Fund’s options regarding a modification request. These modification measures could cause principal and/or interest payments from Borrowers to decrease temporarily and the value of loans held by the Fund to decline. While modification measures may be taken to avoid a potential default, the value of the Fund could be negatively impacted.
Availability of Investment Opportunities; Competition. Thrivent Financial and the Fund compete for investment opportunities with Church Loan financing companies, banks, savings and loan associations, denominational loan funds and lenders, credit unions, real estate investment trusts, insurance companies and other financial institutions to service this market. Many of these entities may have greater marketing resources, extensive networks of offices and locations, or larger staffs devoted to Church Loan financing. In addition, regulatory restrictions, actual or potential conflicts of interest or other considerations may cause the Adviser to restrict or prohibit participation in certain investments.
Collateral Risk; Real Estate Risk. There is a risk that the value of any collateral securing a Church Loan in which the Fund has an interest may not be estimated correctly or may decline and that the collateral may not be sufficient to cover the amount owed on the loan.
Because the Fund’s Church Loans are primarily backed by real estate, these investments are vulnerable to factors that affect the real estate used to collateralize the Church Loans and the local and national real estate markets. Factors affecting the value of real estate investments include, but are not limited to, changes in local or national economic or employment conditions, changes in interest rates, zoning laws or property taxes, supply and demand, environmental problems, losses from a casualty or condemnation, maintenance problems, operating expenses, population changes, and social and economic trends. Property tax liens would also affect the availability of cash to pay other creditors in the event of a sale of the real estate, through foreclosure or otherwise. Furthermore, in the case of certain Church Loans, the property backing the investments may have limited suitability for other purposes.
Default Risk. Default in the payment of interest or principal on a Church Loan or an increased risk of default may result in a reduction in income to the Fund, a reduction in the value of a Church Loan and/or a decrease in the Fund’s NAV per Share. The risk of default increases in the event of an economic downturn, a decline in the value of real estate, or a substantial increase in interest rates on variable rate Church Loans. In the event of any default under a Church Loan, the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of any collateral that is liquidated and the principal and accrued and unpaid interest of the Church Loan. Efforts to return
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a non-performing Church Loan to performing status can be lengthy and may negatively affect the Fund’s anticipated return.
In the event a Borrower defaults, the Fund’s access to the collateral may be limited or delayed by bankruptcy or other insolvency laws.
Illiquid Securities Risk. Church Loans are typically not listed on any national securities exchange or automated quotation system and no active trading market exists for these instruments. Some Church Loans also contain restrictions on transfers and there is a lack of publicly available information on most Church Loans. As a result, Church Loans are generally considered illiquid. To the extent consistent with the applicable liquidity requirements for interval funds set forth in Rule 23c-3 under the 1940 Act, the Fund may invest without limit in illiquid securities and at any given time, the Fund’s portfolio may be substantially illiquid.
The market for illiquid securities may be more volatile than the market for liquid securities. To the extent that a secondary market does exist for Church Loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The illiquid market for Church Loans means that the Fund may not be able to sell its holdings at a time when it may otherwise be desirable to do so or may require the Fund to sell at prices that are less than what the Fund regards as their fair market value, which would adversely affect the Fund’s NAV per share. In addition, due to the illiquidity of the Church Loan market, and the intent to hold Church Loans to maturity, the Fund may be limited in its ability to turn over its investments in Church Loans to obtain debt securities with more attractive rates of return. Church Loans are typically valued using significant unobservable inputs. Market quotations or prices are likely not readily available or may be determined to be unreliable. Value will be determined in good faith pursuant to fair valuation procedures adopted by the Board. See “Valuation Risk” below.
Certain Church Loans may trade in an over-the-counter market, and confirmation and settlement may take significantly longer than traditional fixed-income security transactions to complete. Transactions in Church Loans may settle on a delayed basis, and the Fund may not receive the proceeds from the sale of a loan for a substantial period after the sale. As a result, those proceeds will not be available to make additional investments. In most cases, the Fund intends to hold Church Loans to maturity.
Assignment or Participation Risk. The Fund may acquire exposure to church mortgage loans through loan assignments or participations. With assignments, the purchaser typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the loan agreement. By contrast, participations typically result in contractual relationships only with the institution participating out the interest, not with the Borrower. In purchasing participations, the Fund generally will have no right to directly enforce compliance by the Borrower with the terms of the loan agreement. The Fund also will be exposed to the credit risk of both the Borrower and the institution selling the participation.
No Public Information; Not Rated. There is generally no publicly available information about the Borrowers of Church Loans. In addition, Church Loans are not rated by NRSROs or other independent parties. The Adviser must rely on the Borrowers, its own due diligence and/or the due diligence efforts of Thrivent Financial, its affiliates, or unaffiliated third parties to obtain the information that the Adviser considers when investing in Church Loans. To some extent, the Adviser, its affiliates, or unaffiliated third parties rely upon the Borrower’s staff to provide full and accurate disclosure of material information concerning their operations and financial condition. The Adviser, its affiliates, or unaffiliated third parties may not have access to all of the material information about a particular Borrower’s operations, financial condition and prospects, or a Borrower’s accounting records may be poorly maintained or organized. The financial condition and prospects of a Borrower may also change rapidly. In such instances, the Adviser may not be able to make a fully informed investment decision which may lead, ultimately, to a default by the Borrower and a loss of some or all of the Fund’s investment.
Special Risks. Special risks associated with exposures to Church Loans include (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws and (ii) so-called lender-liability claims by the Borrowers of the obligations. Successful claims with respect to such matters may reduce the cash flow and/or market value of the investment. Church Loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate these instruments to presently existing or future indebtedness of the Borrower or take other action detrimental to holders of the Church Loan.
Variable or Floating Interest Rate Risk. Church mortgage loans may have interest rates that float above, or are adjusted periodically based on, a benchmark that reflects current interest rates. Substantial increases in interest rates may cause an increase in loan defaults as Borrowers may lack resources to meet higher debt service requirements. Increasing interest rates may hinder a Borrower’s ability to refinance church mortgage loans because the underlying property cannot satisfy the debt service coverage requirements necessary to obtain new financing or because the value of the property has decreased. Additionally, certain church mortgage loans will have interest rate resets, and may result in decreases in interest rates. Decreases in interest rates will typically cause interest rates on the church mortgage loans to decrease, thereby reducing income to the Fund.
Construction Loan Risk. The Fund may invest in Church Loans for construction projects. Construction projects may include new development, expansion, remodeling and/or renovation and repairs. The interest rate is typically set on these construction loans at the time of the loan commitment, and funded incrementally over time as the project is completed. The Fund will have an obligation to make additional advances as the project is completed. The Fund generally ensures its ability to satisfy such demands by segregating sufficient assets in high quality short-term liquid investments. In addition, construction loans may be considered higher risk during the construction phase (e.g., potential mechanics liens or other collateral impacts may occur including risk of non-completion).
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Closed-End, Interval Fund Structure Risk. The Fund is a closed-end management investment company structured as an “interval fund” and designed for long-term investors. The Fund is not intended to be a typical traded investment. Unlike many closed-end investment companies, the Fund’s Shares are not listed on any national securities exchange and are not publicly traded. There is no secondary market for the Shares, and the Fund does not expect a secondary market will develop. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies, commonly known as “mutual funds,” in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV per share. The Fund, as a fundamental policy, will make quarterly offers to repurchase at least 5% and up to 25% of its outstanding Shares at NAV per share, subject to approval of the Board. The number of Shares tendered in connection with a repurchase offer may exceed the number of Shares the Fund has offered to repurchase, in which case not all of your Shares tendered in that offer will be repurchased. Hence, you may not be able to sell your Shares when and/or in the amount that you desire.
Credit Risk. Credit risk is the risk that an issuer of a debt security to which the Fund’s portfolio is exposed may no longer be able or willing to pay its debt. As a result of such an event, the debt security may fluctuate in price and affect the value of the Fund. A credit assessment of each Church Loan is completed at the time of original underwriting. From time to time, as additional or updated information regarding the Borrower is received, credit assessments are reviewed and can be adjusted up or down.
Repurchase Offers Risk. As described under “Periodic Repurchase Offers” below, the Fund is a closed-end investment company structured as an “interval fund” and is designed for long-term investors. There is no secondary market for the Shares and the Fund expects that no secondary market will develop. In order to provide liquidity to Shareholders, the Fund, subject to applicable law, conducts quarterly repurchase offers of its outstanding Shares at NAV per share, subject to approval of the Board. In all cases, such repurchase offers will be for at least 5% and not more than 25% of its outstanding Shares, at NAV per share, pursuant to Rule 23c-3 under the 1940 Act. Repurchases generally will be funded from available cash or sales of portfolio securities. However, if at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund may, if necessary, sell investments. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV per share. The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet such repurchase obligations. The Fund does not currently intend to borrow to finance repurchases, although it may invest in dollar rolls as discussed in “Periodic Repurchase Offers – Consequences of Repurchase Offers.” Moreover, a reduction in the size of the Fund through repurchases may result in untimely sales of portfolio securities, may increase the Fund’s portfolio turnover, and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. If a repurchase offer is oversubscribed, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. A Shareholder may be subject to market and other risks, and the NAV per share of Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV per share for tendered Shares is determined. In addition, to the extent the Fund sells portfolio holdings in order to fund repurchase requests, the repurchase of Shares by the Fund will be a taxable event for the Shareholders of repurchased Shares, and potentially even for Shareholders that do not participate in the repurchase offer.
Limited Distribution Risk. If the Distributor fails to market the Fund and establish and maintain a network of selected broker-dealers to sell the Shares, the Fund may not be able to raise adequate proceeds through the Fund’s continuous public offering to implement the Fund’s investment objective and strategies.
Duration and Maturity Risk. The prices of debt securities are also affected by their durations and maturities. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates. For example, if a bond has a duration of four years, a 1% increase in interest rates could be expected to result in a 4% decrease in the value of the bond. A debt security’s maturity is typically determined on a stated final maturity basis, although there are some exceptions to this rule. Debt securities with longer maturities generally are more susceptible to changes in value as a result of changes in interest rates. The Fund may invest in debt securities of any duration or maturity.
Interest Rate Risk. Interest rate risk is the risk that prices of debt securities decline in value when interest rates rise for debt securities that pay a fixed rate of interest. Debt securities with longer durations or maturities tend to be more sensitive to changes in interest rates than those with shorter durations or maturities. Changes by the Federal Reserve to monetary policies could affect interest rates and the value of some securities. In addition, the phase out of LIBOR (the offered rate for short-term Eurodollar deposits between major international banks) by the end of 2021 could lead to increased volatility and illiquidity in certain markets that currently rely on LIBOR to determine interest rates.
Debt securities in which the Fund may invest will have varying maturities, which may be as long as 30 years. If interest rates rise generally, rates of return on debt securities held by the Fund may become less attractive and the value of debt securities held by the Fund and the Fund’s Shares, may decline. This risk tends to increase the longer the term of the debt security.
Market Risk. Any investment is subject to the risk that the financial markets as a whole may decline in value, thereby depressing the investment’s price. The value of the Fund’s investments may also decline and, in some instances, decrease
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more than the applicable market(s) as measured by the Fund’s benchmark index(es). The securities markets may also decline because of factors that affect a particular industry.
Mortgage-Backed Securities Risk. The Fund may invest in mortgage-backed securities issued or guaranteed by the U.S. government or its agencies and instrumentalities (such as securities issued by the Government National Mortgage Association (“Ginnie Mae”), the Federal National Mortgage Association (“Fannie Mae”), or the Federal Home Loan Mortgage Corporation (“Freddie Mac”)). U.S. government mortgage-backed securities are subject to market risk, interest rate risk and credit risk. Mortgage-backed securities, such as those issued or guaranteed by Ginnie Mae or the U.S. Treasury, that are backed by the full faith and credit of the United States are guaranteed only as to the timely payment of interest and principal when held to maturity and the market prices for such securities will fluctuate. Notwithstanding that these securities are backed by the full faith and credit of the United States, circumstances could arise that would prevent the payment of interest or principal. This would result in losses to the Fund. Securities issued or guaranteed by U.S. government related organizations, such as Fannie Mae and Freddie Mac, are not backed by the full faith and credit of the U.S. government and no assurance can be given that the U.S. government will provide financial support. Therefore, U.S. government-related organizations may not have the funds to meet their payment obligations in the future.
Mortgage-backed securities are sensitive to changes in the repayment patterns of the underlying security. If the principal payment on the underlying asset is repaid faster or slower than the holder of the mortgage-backed security anticipates, the price of the security may fall, particularly if the holder must reinvest the repaid principal at lower rates or must continue to hold the security when interest rates rise. This effect may cause the value of the Fund to decline and reduce the overall return of the Fund.
Mortgage-backed securities are also subject to the risk of delinquencies on mortgage loans underlying such securities. An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may adversely affect the value of a mortgage-backed security and could result in losses to the Fund.
The Fund may enter into dollar rolls on mortgage-backed securities to maintain liquid assets in connection with its repurchase offers or to meet repurchase requests. Dollar rolls on mortgage-backed securities involve the risk that the market value of the securities subject to the Fund’s forward purchase commitment may decline below, or the market value of the mortgage-backed securities subject to the Fund’s forward sale commitment may increase above, the exercise price of the forward commitment.
Investment Adviser Risk. The Fund is actively managed and the success of its investment strategy depends significantly on the skills of the Adviser in assessing the potential of the investments in which the Fund invests. This assessment of investments may prove incorrect, resulting in losses or poor performance, even in rising markets.
Liquidity Risk. If there is decreased liquidity in the markets, the Adviser may have to accept a lower price to sell a security, sell other securities to raise cash, or give up an investment opportunity, any of which could have a negative effect on performance.
Health Crisis Risk. The global pandemic outbreak of the novel coronavirus known as COVID-19 has resulted in substantial market volatility and global business disruption. The duration and full effects of the outbreak are uncertain and may result in trading suspensions and market closures, limit liquidity and the ability of the Fund to process shareholder repurchases, and negatively impact Fund performance. The COVID-19 outbreak and future pandemics could affect the global economy in ways that cannot be foreseen and may exacerbate other types of risks, negatively impacting the value of the Fund.
Non-Diversification Risk. Since the Fund is non-diversified, it may invest a high percentage of its assets in a limited number of issuers. When the Fund invests in a relatively small number of issuers it may be more susceptible to risks associated with a single economic, political or regulatory occurrence than a more diversified portfolio might be. Since the Fund is non-diversified, its NAV per share and total return may also fluctuate more or be subject to declines in weaker markets than a diversified fund.
Seed Capital Risk. In order to maintain liquidity, in particular during a repurchase offer period, the Fund may rely on seed investments by Thrivent Financial. It is possible that Thrivent Financial may be unable to provide additional seed capital or may decline to make additional investments in the Fund, which could limit the Fund’s ability to invest in Church Loans and maintain liquidity to fund Shareholder repurchase requests.
Risk of Regulatory Changes and Regulatory Actions. Legal, tax and regulatory changes could occur and may adversely affect the Fund and its ability to pursue its investment strategies and/or increase the costs of implementing such strategies. Any adverse regulatory action could impact the prices of the securities the Fund owns.
Risks Related to Restrictions on Entering into Affiliated Transactions. The Fund is permitted to co-invest with Affiliated Accounts in Church Loan transactions subject to the conditions of the Co-Investment Order, applicable regulatory limitations, the allocation policies of the Adviser and its affiliates, as applicable, and approval of the Trustees as required in the Co-Investment Order. Currently, the only Affiliated Account is Thrivent Financial’s insurance general account. The Fund can offer no assurance, however, that it will be able to obtain such approvals or develop or access opportunities that comply with such limitations. The Fund’s co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest between the Fund and Thrivent Financial. See “Management of the Fund – Conflicts of Interest” for more information.
Notwithstanding certain co-investment transactions permitted under the Co-Investment Order referenced above, entering into certain transactions that are deemed “joint” transactions (for purposes of the 1940 Act and relevant guidance from the SEC) may potentially lead to impermissible joint transactions within
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the meaning of the 1940 Act in the future. To avoid the potential of future joint transactions, the Adviser may seek to avoid allocating an investment opportunity to the Fund that it would otherwise allocate, subject to the Adviser’s and its affiliates’ then-current allocation policies and any applicable exemptive orders (including the Co-Investment Order), and to the Adviser’s obligations to allocate opportunities in a fair and equitable manner.
LIBOR Risk. The elimination of LIBOR may adversely affect the interest rates on, and value of, certain Fund investments for which the value is tied to LIBOR. On July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop compelling or inducing banks to submit LIBOR rates after 2021. However, it remains unclear if LIBOR will continue to exist in its current, or a modified, form. Actions by regulators have resulted in the establishment of alternative reference rates to LIBOR in most major currencies. The U.S. Federal Reserve, based on the recommendations of the New York Federal Reserve’s Alternative Reference Rate Committee (comprised of major derivative market participants and their regulators), has begun publishing a Secured Overnight Financing Rate (SOFR), that is intended to replace U.S. dollar LIBOR. Proposals for alternative reference rates for other currencies have also been announced or have already begun publication. Markets are slowly developing in response to these new rates. Questions around liquidity impacted by these rates, and how to appropriately adjust these rates at the time of transition, remain a concern for the Fund. The effect of any changes to, or discontinuation of, LIBOR on the Fund will vary depending, among other things, on (1) existing fallback or termination provisions in individual contracts and (2) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. Accordingly, it is difficult to predict the full impact of the transition away from LIBOR on the Fund until new reference rates and fallbacks for both legacy and new products, instruments and contracts are commercially accepted.
Cybersecurity Risk. Successful cyber-attacks against, or security breakdowns of, the Fund or any affiliated or third-party service provider may adversely affect the Fund or its Shareholders. While the Fund and its service providers have established business continuity plans and systems designed to prevent cyber-attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Similar types of cybersecurity risks also are present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value.
Hedging and Derivatives Risk. Derivatives, a category that includes options, futures and swaps, are financial instruments whose value derives from another security, an index, an interest rate or a currency. The Fund may use derivatives, including futures and swaps, for hedging its exposure to interest rate risk.
While hedging can guard against potential risks, using derivatives adds to the Fund’s expenses and can eliminate some opportunities for gains. There is also a risk that a derivative intended as a hedge may not perform as expected. Changes in the value of the derivative may not correlate as intended with the underlying interest rate, and the Fund could lose much more than the original amount invested. Derivatives can be volatile, illiquid and difficult to value. Derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligations.
Tax Risk. The Fund has elected to be a “regulated investment company” under the Internal Revenue Code of 1986, as amended (“Code”) (“RIC”) and intends to qualify each taxable year to be treated as such. In order to qualify for such treatment, the Fund must meet certain asset diversification tests, derive at least 90% of its gross income for its taxable year from certain types of “qualifying income,” and distribute to its Shareholders at least the sum of 90% of its “investment company taxable income,” as that term is defined in the Code (which include, among other things, dividends, interest and the excess of any net short-term capital gains over net long-term capital losses, as reduced by certain deductible expenses) and 90% of its net exempt interest income, if any.
The Fund’s investment strategy will potentially be limited by its intention to annually qualify for treatment as a RIC. An adverse determination or future guidance by the IRS might affect the Fund’s ability to qualify for such treatment and result in adverse tax consequences for the Fund and Shareholders.
Anti-Takeover Provisions
The Fund’s Agreement and Declaration of Trust (the “Declaration”) includes provisions that could limit the ability of other entities or persons to acquire control of the Fund, convert the Fund to open-end status or undertake certain transactions. See “Description of the Fund – Anti-Takeover and Other Provisions in the Declaration of Trust.”
9

Summary of Fund Expenses

The following table is intended to help you understand the fees and expenses you may pay, directly or indirectly, if you buy and hold Shares of the Fund.
SHAREHOLDER TRANSACTION EXPENSES (fees paid directly from your investment)
Maximum Sales Charge (load) Imposed On Purchases (as a % of offering price)	None
Dividend Reinvestment Fees	None
Repurchase Fee on Shares Repurchased (as a percentage amount repurchased)	None
ANNUAL FUND OPERATING EXPENSES (as a percentage of net assets attributable to the Shares)
Management Fees	1.10%
Other Expenses	4.30%
Total Annual Fund Operating Expenses	5.40%
Less Fee Waivers and/or Expense Reimbursements[1]	4.40%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.00%
[1]	The Adviser has contractually agreed, through at least July 31, 2021, to waive certain fees and/or reimburse certain expenses associated with the shares of the Fund in order to limit the Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements (excluding taxes, interest, brokerage commissions, acquired fund fees and expenses, securities lending fees, expenses associated with securities sold short, litigation, and other extraordinary expenses) to an annual rate of 1.00% of the average daily net assets of the shares. Amounts waived by the Adviser during the contractual period cannot be recouped by the Adviser in subsequent periods. This fee waiver may not be terminated before the indicated termination date without the consent of the Fund's Board, including a majority of the Trustees who are not
"interested persons" of the Fund as defined in Section 2(a)(19) of the 1940 Act ("Independent Trustees"). See "Management of the Fund - Management Agreement" for more information.
EXAMPLE
The following Example is intended to help you understand the various costs and expenses that you, as a Shareholder of the Fund, would bear directly or indirectly. The Example assumes that you invest $1,000 in the Fund for the time periods indicated. Because there are no fees charged to you by the Fund associated with repurchases of your Shares, the costs assessed on you by the Fund would be the same whether you hold your Shares or tender your Shares for repurchase at the end of the time periods indicated. The Example also assumes that your investment has a 5% return each year, that all dividends and distributions are reinvested at NAV per share, and that the Fund’s operating expenses (as described above) remain the same, except that this example reflects the fee waiver/expense reimbursement arrangements described in Note 3 above (thus, the fee waiver/expense reimbursement is only reflected in the 1 year example; if it were reflected for the other years those years’ costs would be lower). The Example should not be considered a representation of the Fund’s future expenses, and your actual expenses may be higher or lower than those shown. Although your actual cost may be higher or lower, based on these assumptions your cost would be:
1 Year	3 Years	5 Years	10 Years
$10	$122	$233	$507

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Financial Highlights

The financial highlights table is intended to help you understand the Fund’s financial performance for the period of the Fund’s operation. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by Cohen & Company, Ltd., an independent registered public accounting firm, whose report, along with the Fund’s financial statements, are included in the Annual Report to Shareholders for the fiscal year ended March 31, 2020, which is available upon request. The financial highlights should be read in conjunction with the financial statements and notes thereto. The auditor’s report on the Fund’s financial statements, along with the Fund’s financial statements, are incorporated by reference into the Statement of Additional Information.

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Thrivent Church Loan and Income Fund
Financial Highlights
	FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD*
		Income from Investment Operations			Less Distributions from
	Net Asset Value, Beginning of Period	Net Investment Income/(Loss)	Net Realized and Unrealized Gain/(Loss) on Investments(a)	Total from Investment Operations	Net Investment Income	Net Realized Gain on Investments
CHURCH LOAN AND INCOME FUND
Class S Shares
Year Ended 3/31/2020	$10.25	$0.33	$0.39	$0.72	$(0.35)	$(0.01)
Year Ended 3/31/2019(c)	10.00	0.14	0.31	0.45	(0.20)	—
(a)
The amount shown may not correlate with the change in aggregate gains and losses of portfolio securities due to the timing of sales and redemptions of fund shares.
(c)
Since fund inception, September 28, 2018.
*
All per share amounts have been rounded to the nearest cent.
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Thrivent Church Loan and Income Fund
Financial Highlights  –  continued
	RATIOS / SUPPLEMENTAL DATA
				Ratio to Average Net Assets**		Ratios to Average Net Assets Before Expenses Waived, Credited or Acquired Fund Fees and Expenses**
Total Distributions	Net Asset Value, End of Period	Total Return(b)	Net Assets, End of Period (in millions)	Expenses	Net Investment Income/(Loss)	Expenses	Net Investment Income/(Loss)	Portfolio Turnover Rate

$(0.36)	$10.61	7.11%	$27.37	1.32%	2.71%	5.20%	(1.17)%	447%
(0.20)	10.25	4.53%	10.78	1.50%	2.82%	12.57%	(8.25)%	330%
(b)
Total investment return assumes dividend reinvestment and does not reflect any deduction for applicable sales charges. Not annualized for periods less than one year.
**
Computed on an annualized basis for periods less than one year.
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The Fund

The Thrivent Church Loan and Income Fund (the “Fund”) is a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund continuously offers its shares of beneficial interest (the “Shares”) and is operated as an “interval fund” (as defined below). The Fund currently offers only one class of Shares: Class S. The Fund may in the future apply for exemptive relief from the Securities and Exchange Commission (“SEC”) to issue different classes of Shares with different expense structures, purchase restrictions, sales charges and ongoing fees, repurchase and/or withdrawal fees, rights and privileges. An investment in the Fund may not be appropriate for all investors.
The Fund’s principal office is located at 901 Marquette Avenue, Suite 2500, Minneapolis, Minnesota 55402-3211.
The Fund is managed by Thrivent Asset Management, LLC (“Thrivent Asset Mgt.” or the “Adviser”).

Use of Proceeds

It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objective and policies soon after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the
Fund’s investment objective and policies, and except to the extent proceeds are held in cash to pay, distributions (as defined below) or expenses, satisfy repurchase offers or for temporary defensive purposes. A delay in the anticipated use of proceeds could lower returns and reduce the Fund’s distribution to Shareholders.

Investment Objective, Strategies and Risks

Investment Objective
The Fund seeks to produce income. There can be no guarantee that the Fund will achieve its investment objective or that its investment strategy will be successful. The Fund’s investment objective is “non-fundamental,” which means that it may be changed by the Board without the approval of Shareholders.
Principal Investment Strategies
The Fund will pursue its investment objective by investing in mortgage loans issued to U.S. non-profit organizations that have a stated Christian mission, including churches, denominations and associations, educational institutions, and other Christian mission-related organizations (each a “Borrower,” and each such mortgage loan, a “Church Loan”). Under normal market conditions, the Fund will invest at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in Church Loans and other debt securities, including mortgage-backed securities. When there is no outstanding repurchase offer, the Fund may seek to hold substantially more than 80% of its net assets in Church Loans. Should the Adviser determine that the Fund would benefit from reducing the percentage of its net assets invested in Church Loans and other debt securities from 80% to a lesser amount, it will notify you at least 60 days prior to the change.
A Church Loan is a debt financing obligation of a Borrower to a lender that generally holds legal claim to the Borrower’s real assets. Church Loans are used to support long-term financing, including construction of new facilities, remodeling of existing facilities, purchase of real property or refinancing of existing real property. Borrowers operate across the U.S. Church mortgage loans are fixed or variable rate, with maturities generally ranging from 3 to 30 years, arranged through private negotiations between a Borrower and one or more financial institutions, one of which may act as agent with primary responsibility for negotiating the terms of the loan and for ongoing administration of the loan. Church Loans are typically issued in the form of first lien and/or second lien loans, with first lien loans representing the senior security in the capital structure and second lien loans representing junior, secured debt, including second priority loans on a Borrower’s assets. The Fund will generally invest in Church Loans that are secured, first lien mortgage loans on a Borrower’s real assets.
Because Church Loans typically do not have an active secondary market, they are considered illiquid and may be difficult to value. Church Loans are not rated by nationally recognized statistical rating organizations (“NRSROs”) or other independent parties. To the extent consistent with the applicable liquidity requirements for interval funds, the Fund may invest without limit in illiquid securities. The Fund generally invests in Church

14

Loans that have similar credit characteristics to investment grade bonds. However, the Fund has no constraints on the credit quality of the Church Loans in which it may invest and may invest in Church Loans of lower credit quality, as determined by the Adviser. Investment grade bonds are debt securities that are rated in the top four rating categories by S&P, rated similarly by another independent rating agency such as Moody’s, or if unrated, determined by the Adviser to be of comparable quality. See “Investment Objective, Strategies and Risks – Risk Considerations – Church Loan Related Risks” for more information.
The Adviser will generally seek to invest in Church Loans that it believes have a reasonably high likelihood of consistently making principal and interest payments and meeting their obligations. The Adviser uses various research techniques to assess a Church Loan’s value based on analysis of the Borrower’s financial profile, governance, leadership, and prospects, as well as deal structure and loan or offering documents. The Adviser also uses quantitative, data-oriented analysis of financial information to conduct credit analysis and risk classification of Church Loans. The Fund may invest in Church Loans with a range of maturities from short to long-term and does not attempt to maintain any pre-set average portfolio maturity or duration targets. In selecting non-Church Loan securities, the Adviser may use fundamental, quantitative, and/or technical investment research techniques. Technical techniques involve a data-oriented analysis of price movements. Church Loans are generally investments held to maturity. The Fund may invest in derivatives, including futures and swaps, to hedge its exposure to interest rate risk.
The Fund’s investment objective and policies, other than those policies identified in this Prospectus as “fundamental,” may be changed without Shareholder approval.
The Fund may make investments directly or indirectly through one or more wholly-owned and controlled subsidiaries (each, a “Subsidiary”) formed by the Fund. Each Subsidiary may invest in Church Loans or any other security or other instrument that the Fund may hold directly. References herein to the Fund include references to a Subsidiary in respect of the Fund’s exposure to its investments.
Other Factors Affecting Portfolio Construction
The Fund expects that a significant portion of its investment portfolio will be recorded at fair value as determined in good faith in accordance with procedures established by the Fund’s Board and, as a result, there is and will be uncertainty as to the value of the Fund’s portfolio investments. For a description of certain valuation risks associated with the Fund’s investments, see “Investment Objective, Strategies and Risks – Risk Considerations – Church Loan Related Risks – Valuation Risk.”
The Fund, Thrivent Asset Mgt., and Thrivent Financial for Lutherans (“Thrivent Financial”) have received an exemptive order from the SEC that permits the Fund, along with Thrivent Financial and other affiliated funds and accounts (each, an “Affiliated Account”), to co-invest in Church Loans (the
“Co-Investment Order”). Currently, the only Affiliated Account is Thrivent Financial’s insurance general account. Based on Thrivent Financial’s experience in sourcing and investing in Church Loans for over 100 years, co-investment with Thrivent Financial is expected to provide the Fund investment opportunities that otherwise would be difficult if not impossible for the Fund to access. The Fund’s ability to participate in these co-investment transactions is subject to various conditions contained in the Co-Investment Order. The Fund’s co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest between the Fund and Thrivent Financial. See “Management of the Fund – Conflicts of Interest” for more information.
Investment Securities
The types of securities and other instruments in which the Fund may invest include, but are not limited to, the following:
Church Loans
Church Mortgage Loan Interests, Assignments and Participations. Church mortgage loans are fixed or variable rate with maturities generally ranging from 3 to 30 years, arranged through private negotiations between a Borrower and one or more financial institutions, one of which may act as agent with primary responsibility for negotiating the terms of the loan and for ongoing administration of the loan. Church mortgage loan interests are a form of direct debt instrument in which the Fund may invest by taking an assignment of all or a portion of an interest in a church mortgage loan previously held by another institution or by acquiring a participation in an interest in a church mortgage loan that continues to be held by another institution. Church mortgage loans are subject to the same risks as other direct debt instruments and carry additional risks described in this section.
When the Fund purchases a church mortgage loan by assignment, the Fund typically succeeds to the rights of the assigning lender under the loan agreement and becomes a lender under the loan agreement. Subject to the terms of the loan agreement, the Fund typically succeeds to all the rights and obligations under the loan agreement of the assigning lender. However, assignments may be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than, those held by the assigning lender.
The Fund’s rights under a participation interest with respect to a particular church mortgage loan may be more limited than the rights of original lenders or of investors who acquire an assignment of that loan. In purchasing participation interests, the Fund will have the right to receive payments of principal, interest and any fees to which it is entitled only from the lender selling the participation interest (the “participating lender”) and only when the participating lender receives the payments from the Borrower.
In a participation interest, the Fund will usually have a contractual relationship only with the selling institution and not the underlying Borrower. The Fund normally will have to rely on
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the participating lender to demand and receive payments in respect of the church mortgage loans, and to pay those amounts on to the Fund; thus, the Fund will be subject to the risk that the lender may be unwilling or unable to do so. In such a case, the Fund would not likely have any rights against the Borrower directly. In addition, the Fund generally will have no right to object to certain changes to the loan agreement agreed to by the participating lender.
In buying a participation interest, the Fund might not directly benefit from the collateral supporting the related church mortgage loan and may be subject to any rights of set off the Borrower has against the selling institution, though it would typically share pro rata in the terms of the loan. In the event of bankruptcy or insolvency of the Borrower, the obligation of the Borrower to repay the church mortgage loan may be subject to certain defenses that can be asserted by the Borrower as a result of any improper conduct of the participating lender. As a result, the Fund may be subject to delays, expenses and risks that are greater than those that exist when the Fund is an original lender or assignee.
In buying a participation interest, the Fund assumes the credit risk of both the Borrower and the participating lender. If the participating lender fails to perform its obligations under the participation agreement, the Fund might incur costs and delays in realizing payment and suffer a loss of principal and/or interest. If a participating lender becomes insolvent, the Fund may be treated as a general creditor of that lender. As a general creditor, the Fund may not benefit from a right of set off that the lender has against the Borrower. The Fund will acquire a participation interest only if the Adviser determines that the participating lender or other intermediary participant selling the participation interest is creditworthy.
Church mortgage loans are typically administered by a bank, insurance company, finance company or other financial institution (the “agent”) for a lending syndicate of financial institutions. In a typical church mortgage loan, the agent administers the terms of the loan agreement and is responsible for the collection of principal and interest and fee payments from the Borrower and the apportionment of these payments to all lenders that are parties to the loan agreement. In addition, an institution (which may be the agent) may hold collateral on behalf of the lenders. Typically, under loan agreements, the agent is given broad authority in monitoring the Borrower’s performance and is obligated to use the same care it would use in the management of its own property. In asserting rights against a Borrower, the Fund normally will be dependent on the willingness of the lead lender to assert these rights, or upon a vote of all the lenders to authorize the action. If an agent becomes insolvent, or has a receiver, conservator, or similar official appointed for it by the appropriate regulatory authority, or becomes a debtor in a bankruptcy proceeding, the agent’s appointment may be terminated and a successor agent would be appointed. If an appropriate regulator or court determines that assets held by the agent for the benefit of purchasers of church mortgage loans are subject to the claims of the agent’s general or secured creditors, the Fund might incur certain costs and delays in realizing payment on a church mortgage loan or suffer a loss of principal and/or interest.
A Borrower must comply with various restrictive covenants in a loan agreement such as debt service coverage and limits on total debt. A breach of a covenant is normally an event of default, which provides the agent or the lenders the right to call or restructure the outstanding church mortgage loan. It is possible that non-monetary defaults may be waived in certain situations.
Purchasers and sellers of church mortgage loans may pay certain fees, such as an assignment fee. The Fund may also compensate the agent that administers the loan agreement. Such compensation may include special fees paid on structuring and funding the church mortgage loan and other fees on a continuing basis. Church mortgage loans may be subject to legal or contractual restrictions on resale. Loans normally are not registered with the SEC or any state securities commission or listed on any securities exchange. As a result, the amount of public information available about a specific church mortgage loan historically has been less extensive than if the loan were registered or exchange-traded. They may also not be considered “securities,” and purchasers, such as the Fund, therefore may not be entitled to rely on the strong anti-fraud protections of the federal securities laws.
Other Considerations Relating to Church Loans. The Fund’s ability to receive payments in connection with Church Loans depends on the financial condition of the Borrower. Church Loans are not rated by an NRSRO and therefore, investments in a particular Church Loan may depend almost exclusively on the credit analysis of the Borrower performed by the Adviser. Even if a third party credit analysis of the Borrower is available, the Adviser will perform its own investment analysis of the Borrower. The Adviser’s analysis may include consideration of the Borrower’s financial strength, governance and leadership, debt coverage, additional borrowing requirements or debt maturity schedules, changing financial conditions, and responsiveness to changes in business conditions and interest rates. Indebtedness of Borrowers whose creditworthiness is poor involves substantially greater risks and may be highly speculative, however, the Fund typically invests in assets that have similar credit characteristics to BBB rated debt. When market conditions or other factors make it difficult for Borrowers to repay their Church Loans, they may ask Thrivent Financial for relief from the terms of the mortgage loan agreements. In such situations, Thrivent Financial will generally accommodate such requests and assist the Borrower in returning to financial stability. Certain accommodations, such as forbearance measures, changes to maturity, and changes to interest rates are granted in the sole discretion of the Adviser and subject to ratification by the Fund’s Board. There may also be regulatory requirements that limit the Fund’s options regarding a modification request. Borrowers that request a modification may be subject to a credit rating downgrade. Modification measures could cause principal and/or interest payments from Borrowers to decrease temporarily and the value of loans held by the Fund to decline. While modification measures may be taken to avoid a potential default, the value of the Fund could be negatively impacted.
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Church Loans are typically not listed on any national securities exchange or automatic quotation system. As a result, there may not be a recognized, liquid public market for Church Loans.
Because many Church Loans are repaid early, the actual maturity of Church Loans is typically shorter than their stated final maturity calculated solely on the basis of the stated life and payment schedule. The degree to which Borrowers prepay Church Loans, whether as a contractual requirement or at their election, may be affected by general business conditions, market interest rates, the Borrower’s financial condition and competitive conditions among lenders. Such prepayments may require the Fund to replace an investment with a lower yielding security which may have an adverse effect on the Fund’s Share price. Prepayments cannot be predicted with accuracy. However, when market conditions make it more likely that Church Loans held by the Fund will be prepaid, the values of the Church Loans may fluctuate and the NAV of the Fund may be impacted. Floating rate church mortgage loans can be less sensitive to prepayment risk, but the Fund’s NAV may still fluctuate in response to interest rate changes because variable interest rates may reset only periodically and may not rise or decline as much as interest rates in general.
Although many of the Church Loans in which the Fund invests are expected to be secured, there is no assurance that the collateral can be promptly liquidated, or that its liquidation value will be equal to the value of the debt. In most Church Loan agreements there is no formal requirement to pledge additional collateral if the value of the initial collateral declines. As a result, a Church Loan may not always be fully collateralized and can decline significantly in value. If a Borrower becomes insolvent, access to collateral may be limited by bankruptcy and other laws. Borrowers that are in bankruptcy may pay only a small portion of the amount owed, if they are able to pay at all. If a secured Church Loan is foreclosed, the Fund will likely be required to bear the costs and liabilities associated with owning and disposing of the collateral. There is also a possibility that the Fund will become the owner of its pro rata share of the collateral which may carry additional risks and liabilities. In addition, under legal theories of lender liability, the Fund potentially might be held liable as a co-lender. In the event of a Borrower’s bankruptcy or insolvency, the Borrower’s obligation to repay the Church Loan may be subject to certain defenses that the Borrower can assert as a result of improper conduct by the agent. Some Church Loans may be unsecured. If the Borrower defaults on an unsecured Church Loan, the Fund will be a general creditor and will not have rights to any specific assets of the Borrower.
Floating Rate and Variable Rate Obligations
Floating rate securities, including Church Loans, provide for adjustment of the interest rate at fixed intervals (e.g., daily, weekly, monthly, or semi-annually) or adjustment of the interest rate whenever a specified interest rate or index changes. The interest rate on floating rate securities ordinarily is determined as defined in the loan agreement and may reference to LIBOR (London Interbank Offered Rate), a particular bank’s prime rate, the 90-day U.S. Treasury Bill rate, the rate of return on commercial paper or bank CDs, an index of short-term tax-exempt rates or some other objective measure.
Because the interest rates on floating rate obligations adjust periodically to reflect current market rates, falling short-term interest rates should tend to decrease the income payable to the Fund on its floating rate investments and rising rates should tend to increase that income. However, investments in floating rate and variable rate obligations should also mitigate the fluctuations in the Fund’s NAV during periods of changing interest rates, compared to changes in values of fixed-rate debt securities. Nevertheless, changes in interest rates can affect the value of the Fund’s floating rate investments, especially if rates change sharply in a short period, because the resets of the interest rates on the investments occur periodically and will not all happen simultaneously with changes in prevailing rates.
The interest rate on a floating rate demand note is adjusted according to the loan agreement and may include a stated prevailing market rate, such as the LIBOR, U.S. Treasury Bill rate, or some other standard. The instrument’s rate is adjusted only each time the base rate is adjusted. The interest rate on a variable rate note is also adjusted according to the loan agreement and may be based on a stated prevailing market rate but is adjusted at specified intervals. Generally, the changes in the interest rate on such securities reduce the fluctuation in their market value. As interest rates decrease or increase, the potential for capital appreciation or depreciation is less than that for fixed-rate obligations of the same maturity.
Illiquid Securities
To the extent consistent with the applicable liquidity requirements for interval funds under Rule 23c-3 under the 1940 Act, the Fund may invest without limit in illiquid securities, including Church Loans. The Fund may be subject to significant delays in disposing of illiquid securities, and other transaction costs that are higher than those for transactions in liquid securities may entail registration expenses and other transaction costs that are higher than those for transactions in liquid securities. The term “illiquid securities” for this purpose means any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment. Depending on the circumstances, illiquid securities may be considered to include, among other things, participation interests in Church Loans, securities that are subject to legal or contractual restrictions on resale (such as privately placed debt securities), and other securities which legally or in the Fund’s opinion may be deemed illiquid.
The lack of a liquid secondary market may have an adverse impact on the value of such assets and the Fund’s ability to dispose of particular illiquid securities, to meet repurchases or in response to a specific event such as deterioration in the creditworthiness of the issuer or borrower. The lack of a liquid secondary market for illiquid securities also may make it more difficult for the Fund to value these assets for purposes of calculating its NAV.
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Mortgage-Backed Securities
A mortgage-backed security (“MBS”) is a type of pass-through security, which is a security representing pooled debt obligations repackaged as interests that pass income through an intermediary to investors. In the case of mortgage-backed securities, the ownership interest is in a pool of mortgage loans. Mortgage-backed securities are most commonly issued or guaranteed by the Government National Mortgage Association (“Ginnie Mae”), the Federal National Mortgage Association (“Fannie Mae”) or the Federal Home Loan Mortgage Corporation (“Freddie Mac”), but may also be issued or guaranteed by other private issuers.
Ginnie Mae is a government-owned corporation that is an agency of the U.S. Department of Housing and Urban Development. It guarantees, with the full faith and credit of the United States, full and timely payment of all monthly principal and interest on its mortgage-backed securities. Government-related guarantors (i.e., not backed by the full faith and credit of the United States government) include Fannie Mae and Freddie Mac. Fannie Mae is a government-sponsored corporation. Fannie Mae purchases conventional (i.e., not insured or guaranteed by any government agency) residential mortgages from a list of approved seller/servicers which include state and federally chartered savings and loan associations, mutual savings banks, commercial banks and credit unions and mortgage bankers. Pass-through securities issued by Fannie Mae are guaranteed as to timely payment of principal and interest by Fannie Mae, but are not backed by the full faith and credit of the United States Government. Freddie Mac is a government-sponsored corporation that issues Participation Certificates (“PCs”), which are pass-through securities, each representing an undivided interest in a pool of residential mortgages. Freddie Mac guarantees the timely payment of interest and ultimate collection of principal, but PCs are not backed by the full faith and credit of the United States government.
Mortgage-backed securities may be issued by private issuers, including commercial banks, savings associations, mortgage companies, investment banking firms, finance companies and special purpose finance entities (called special purpose vehicles or structured investment vehicles) and other entities that acquire and package mortgage loans for resale as mortgage-backed securities. Unlike mortgage-backed securities issued or guaranteed by the U.S. government or one of its sponsored entities, mortgage-backed securities issued by private issuers do not have a government or government sponsored entity guarantee, but may have credit enhancement provided by external entities such as banks or financial institutions or achieved through the structuring of the transaction itself. However, there can be no guarantee that credit enhancements, if any, will be sufficient to prevent losses in the event of defaults on the underlying mortgage loans.
Privately issued mortgage-backed securities are generally less liquid than obligations directly or indirectly guaranteed by the U.S. government or a government-sponsored entity, especially when there is a perceived weakness in the mortgage and real estate market sectors. Without an active trading market, mortgage-backed securities held in the Fund’s portfolio may be particularly difficult to value because of the complexities involved in assessing the value of the underlying mortgage loans.
Commercial Mortgage-Backed Securities (“CMBS”) include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property. Many of the risks of investing in CMBS reflect the risks of investing in the real estate securing the underlying mortgage loans. These risks reflect the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments, and the ability of a property to attract and retain tenants. CMBS may be less liquid and exhibit greater price volatility than other types of mortgage-backed securities.
The Fund may enter into dollar rolls on mortgage-backed securities to maintain liquid assets in connection with its repurchase offers or to meet repurchase requests. When the Fund enters into a dollar roll, the Fund sells securities to be delivered in the current month and repurchases substantially similar (same type and coupon) securities to be delivered on a specified future date by the same party. The Fund is paid the difference between the current sales price and the forward price for the future purchase, as well as the interest earned on the cash proceeds of the initial sale. Entering into dollar rolls may be considered a form of borrowing for some purposes. As such, the Fund will segregate or “earmark” assets determined by the Adviser to be liquid in accordance with procedures established by the Board to cover its obligations under dollar rolls.
Risk Considerations
The main risks associated with investing in the Fund are summarized in “Principal Risks” above. More detailed descriptions of the main risks and additional risks of the Fund are described below in alphabetical order for ease of reference. Please note that the Fund also may use strategies and be subject to risks that are not described in this Prospectus, but that are described in the SAI. References to “debt securities” in this discussion include debt securities of all types and of any maturity, including Church Loans.
Church Loan Related Risks. In making investments in Church Loans, the Fund will depend primarily on the creditworthiness of the Borrower for payment of principal and interest. Churches rely on voluntary contributions from their congregations for their primary source of income. Member contributions are used to repay Church Loans. The membership of a church, the attendance of its members, or the per capita contributions of its members may not remain constant or may decrease after a Church Loan is funded. For example, in difficult economic conditions, church members may have reduced pay or may be unemployed and unable to find new employment. As such, members may make fewer or no contributions to a church. A decrease in a church’s income could result in its inability to pay its obligation under a Church Loan. In addition, events such as the pandemic spread of the novel coronavirus known as COVID-19, the duration and effects of which are uncertain, may result in a decrease in voluntary contributions from church congregations. Loan modifications may provide temporary payment relief in such
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situations. A church’s senior pastor also plays an important role in the management and continued viability of a church. A senior pastor’s absence, personal actions, resignation or death could have a negative impact on a Borrower’s operations, and thus its continued ability to generate income sufficient to service its obligations under a Church Loan. National church body decisions can impact individual church membership. Certain independent churches have little to no financial support from national church bodies; likewise, national church bodies have limited resources available for individual church support. A church’s income also could be affected by increases in expenses caused by increases in interest rates on variable rate Church Loans, the occurrence of any uninsured casualty at the property, any need to address environmental contamination at the property, changes in governmental rules, regulations and fiscal policies, terrorism, social unrest or civil disturbances.
Due to the corporate structure of Borrowers, which can include volunteers serving in key executive functions such as Treasurer, the servicing agent administering Church Loans may use broad discretion in enforcing the terms of Church Loans especially with regard to timing and fees charged. For example, late charges assessed on delinquent payments may be waived under certain circumstances. Further, if an event of default occurs, or is likely to occur, the servicing agent may also use broad discretion in working with Borrowers to provide outcomes that best meet the needs of both the Borrower and the interests of the lenders, including waiving non-monetary defaults in certain situations.
Assignment or Participation Risk. The Fund may acquire exposure to church mortgage loans through loan assignments or participations. With assignments, the purchaser typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the loan agreement. However, the purchaser’s rights may be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. By contrast, participations typically result in contractual relationships only with the institution participating out the interest, not with the Borrower. In purchasing participations, the Fund generally will have no right to directly enforce compliance by the Borrower with the terms of the loan agreement, and the Fund may not directly benefit from any collateral supporting the obligation in which it has purchased the participation, though it would typically share pro rata in the terms of the loan. The Fund also will be exposed to the credit risk of both the Borrower and the institution selling the participation. Certain loan participations may be structured in a manner designed to prevent the purchasers of participations from being subject to the credit risk of the institution selling the participation, but even under such a structure, in the event of the institution’s insolvency, the servicing of the participation may be delayed, and the assignability of the participation impaired.
Availability of Investment Opportunities; Competition; Pro-Ration. Thrivent Financial and the Fund compete for investment opportunities with Church Loan financing companies, banks, savings and loan associations, denominational loan funds and lenders, credit unions, real estate investment trusts, insurance companies and other financial institutions to service this market. Many of these entities may have greater marketing resources, extensive networks of offices and locations, or larger staffs devoted to Church Loan financing. Additional entities may enter the market for Church Loan financing thereby increasing competition for appropriate investment opportunities and reducing the number of opportunities available to the Fund. In addition, regulatory restrictions, actual or potential conflicts of interest or other considerations may cause the Adviser to restrict or prohibit participation in certain investments.
Collateral Risk; Real Estate Risk. There is a risk that the value of any collateral securing a Church Loan in which the Fund has an interest may not be estimated correctly or may decline and that the collateral may not be sufficient to cover the amount owed on the loan. Church Loans are secured principally by first mortgages on the real estate and improvements owned, or to be owned, by Borrowers. In certain circumstances, an appraisal of the property may be a pre-condition to making a Church Loan, the appraised value of the property cannot be relied upon as being the actual amount which might be obtained in the event of a default by the Borrower. If the terms of a Church Loan do not require the Borrower to pledge additional collateral in the event of a decline in the value of the original collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower’s obligations under the Church Loan.
Because the Fund’s Church Loans are primarily backed by real estate, these investments are vulnerable to factors that affect the real estate used to collateralize the Church Loans and the local and national real estate markets. Factors affecting the value of real estate investments include, but are not limited to, changes in local or national economic or employment conditions, changes in interest rates, zoning laws or property taxes, supply and demand, environmental problems, losses from a casualty or condemnation, maintenance problems, operating expenses, population changes, and social and economic trends. Such factors affect not only the value of the collateral backing the Borrowers’ obligations, but also the ability of Borrowers to raise cash to meet these obligations by selling real estate. Property tax liens would also affect the availability of cash to pay other creditors in the event of a sale of the real estate, through foreclosure or otherwise. If the properties securing Church Loans were to be sold, the actual liquidation value of church, school or other institutional premises could be adversely affected by, among other factors: (i) its limited use nature; (ii) the availability on the market of similar properties; (iii) the availability and cost of financing, rehabilitation or renovation to prospective buyers; (iv) the length of time the seller is willing to hold the property on the market; or (v) the availability in the area of the mortgaged property of congregations or other buyers willing to pay the fair value for a church facility.
Concentration Risk. Under normal circumstances, the Fund will concentrate its investments in the securities and/or other instruments of U.S. non-profit organizations that have a stated Christian mission including, but not limited to, churches,
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denominations and associations, educational institutions, and other Christian mission-related organizations. The Fund will thus be exposed to negative developments affecting church-related institutions, as well as negative developments affecting real estate-related investments and real property generally. These factors are discussed under “Church Loan Related Risks” and “Collateral Risk; Real Estate Risk” above.
Construction Loan Risk. The Fund may invest in Church Loans for construction projects. Construction projects may include new development, expansion, remodeling and/or renovation and repairs. The interest rate is typically set on these construction loans at the time of the loan commitment, and funded incrementally over time as the project is completed (e.g., completion of the project may be 12 months or more from the time of the loan commitment). Construction loans may allow for interest-only payments during the construction period, consistent with industry standard practices. With construction loans, the Fund will have an obligation to make additional advances as the project is completed. The Fund generally ensures its ability to satisfy such demands by segregating sufficient assets in high quality short term liquid investments. In addition, construction loans may be considered higher risk during the construction phase (e.g., potential mechanics liens or other collateral impacts may occur including risk of non-completion).
Default Risk. Default in the payment of interest or principal on a Church Loan or an increased risk of default may result in a reduction in income to the Fund, a reduction in the value of a Church Loan and/or a decrease in the Fund’s NAV per Share. The risk of default increases in the event of an economic downturn, a decline in the value of real estate, or a substantial increase in interest rates on variable rate Church Loans. In an economic downturn, the Fund may experience an increase in provisions for Church Loan losses, as Borrowers may be unable to remain current in payments on Church Loans and declining property values weaken the value of the collateral securing the Church Loan. The determination of provision for Church Loan losses will require the Fund to make certain estimates and judgments, which may be difficult to determine, particularly in an economic downturn. The Fund’s estimates and judgments will be based on a number of factors, including likelihood of repayment in full at the maturity of a loan, potential for refinancing and expected market discount rates, all of which remain uncertain and are subjective. The Fund’s estimates and judgments may not be correct, particularly during challenging economic environments, and, therefore, the Fund’s anticipated rate of return may be negatively impacted.
In the event of any default under a Church Loan, the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of any collateral that is liquidated and the principal and accrued and unpaid interest of the Church Loan. Efforts to return a non-performing Church Loan to performing status can be lengthy and may negatively affect the Fund’s anticipated return.
Liquidation of collateral can be an expensive and lengthy process which could have a substantial negative effect on the Fund’s anticipated return on the foreclosed mortgage loan. The Fund would likely bear its pro rata costs and liabilities associated with disposing of the collateral. The collateral may be difficult to sell and the Fund would bear the risk that the collateral may decline in value prior to its sale.
In the event of bankruptcy, the trustee with respect to a particular Church Loan may have discretion as to whether to liquidate the underlying collateral unless requested by the holders of a specified percentage of the outstanding unpaid principal amount of the obligation. There is no assurance that the trustee will decide to liquidate, or that the Fund will, alone, satisfy any applicable percentage test to require liquidation. There is also no assurance that the court will give the trustee the full benefit of its senior positions. In the event a Borrower defaults, the Fund’s access to the collateral may be limited or delayed by bankruptcy or other insolvency laws. In some instances, if a borrowing congregation disbands, as provided by the appropriate governing documents, title to the congregation’s property may revert to its national church body, subject to the mortgage, Generally, such property is sold, and the proceeds of the sale are applied against the loan.
Environmental Liability Risk. If there are previously unidentified environmental problems associated with the real estate securing any of the Fund’s Church Loans, the associated remediation or removal requirements imposed by federal, state and local laws and regulations could affect the Fund’s ability to realize value on the collateral or the Borrower’s ability to repay the Church Loan. Under federal, state and local laws and regulations, a secured lender, like the Fund, may be liable, under certain limited circumstances, for the costs of removal or remediation of certain hazardous or toxic substances and other costs (including government fines and injuries to persons and adjacent property). Liability may be imposed whether or not the owner or lender knew of, or was responsible for, the presence of hazardous or toxic substances. The costs of remediation or removal of hazardous or toxic substances, or of fines for personal or property damages, may be substantial. The presence of hazardous or toxic substances, or the failure to promptly remediate such substances, may adversely affect the Fund’s ability to resell real estate collateral after foreclosure or could cause the Fund to forego foreclosure. This is a changing area of the law. The courts have found both in favor and against lender liability in this area under various factual scenarios.
Illiquid Securities Risk. Church Loans are typically not listed on any national securities exchange or automated quotation system and no active trading market exists for these instruments. Some Church Loans also contain restrictions on transfers and there is a lack of publicly available information on most Church Loans. As a result, Church Loans are generally considered illiquid. To the extent consistent with the applicable liquidity requirements for interval funds set forth in Rule 23c-3 under the 1940 Act, the Fund may invest without limit in illiquid securities. The term “illiquid securities” for this purpose means any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of
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the investment. At any given time, the Fund’s portfolio may be substantially illiquid.
The market for illiquid securities may be more volatile than the market for liquid securities. To the extent that a secondary market does exist for Church Loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The illiquid market for Church Loans means that the Fund may not be able to sell its holdings at a time when it may otherwise be desirable to do so or may require the Fund to sell at prices that are less than what the Fund regards as their fair market value, which would adversely affect the Fund’s NAV per share. In addition, due to the illiquidity of the Church Loan market, and the intent to hold Church Loans to maturity, the Fund may be limited in its ability to turn over its investments in Church Loans to obtain debt securities with more attractive rates of return. Church Loans are typically valued using significant unobservable inputs. Market quotations or prices are likely not readily available or may be determined to be unreliable. Value will be determined in good faith pursuant to fair valuation procedures adopted by the Board. See “Valuation Risk” below.
Certain Church Loans may trade in an over-the-counter market, and confirmation and settlement may take significantly longer than traditional fixed-income security transactions to complete. Transactions in Church Loans may settle on a delayed basis, and the Fund may not receive the proceeds from the sale of a loan for a substantial period after the sale. As a result, those proceeds will not be available to make additional investments. In most cases, the Fund intends to hold Church Loans to maturity.
Modification Risk. During periods of market uncertainty or an economic downturn such as that caused by the recent outbreak of the novel coronavirus known as COVID-19, Borrowers may request relief from the terms of their Church Loans. In such situations, Thrivent Financial, as lender, will generally accommodate such requests and assist the Borrower in returning to financial stability. Certain accommodations, such as forbearance measures, changes to maturity, and changes to interest rates are granted in the sole discretion of the Adviser and subject to ratification by the Fund’s Board. There may also be regulatory requirements that limit the Fund’s options regarding a modification request. These modification measures could cause principal and/or interest payments from Borrowers to decrease temporarily and the value of loans held by the Fund to decline. While modification measures may be taken to avoid a potential default, the value of the Fund could be negatively impacted.
No Public Information; Not Rated. There is generally no publicly available information about the Borrowers of Church Loans. In addition, Church Loans are not rated by NRSROs or other independent parties. The Adviser must rely on the Borrowers, its own due diligence and/or the due diligence efforts of Thrivent Financial, its affiliates, or unaffiliated third parties to obtain the information that the Adviser considers when investing in Church Loans. To some extent, the Adviser, its affiliates, or unaffiliated third parties rely upon the Borrower’s staff to provide full and accurate disclosure of material information concerning their operations and financial condition. The Adviser, its affiliates, or unaffiliated third parties may not have access to all of the material information about a particular Borrower’s operations, financial condition and prospects, or a Borrower’s accounting records may be poorly maintained or organized. The financial condition and prospects of a Borrower may also change rapidly. In such instances, the Adviser may not be able to make a fully informed investment decision which may lead, ultimately, to a default by the Borrower and a loss of some or all of the Fund’s investment.
Prepayment Risk. Generally, Borrowers may prepay the principal amount of their Church Loans at any time, although prepayment fees or penalties may apply. In periods of falling interest rates, Borrowers may be more likely to prepay their Church Loans to refinance at lower interest rates. When economic conditions make it more likely that Borrowers will prepay Church Loans, the value of such loans may fluctuate, and the value of the Shares may be impacted. The rate of such prepayments may be affected by, among other things, general business and economic conditions, as well as the financial status of the Borrower. Prepayment would cause the actual duration of a Church Loan to be shorter than its stated maturity. See “Duration and Maturity Risk” below. Borrowers may also prepay loans prior to their maturity for a number of other reasons (e.g., changes in credit spreads and improvements in the issuer’s credit quality). In the event of a full prepayment, the Fund would lose the income that would have been earned to maturity on the Church Loan. Thus, the Fund’s income could be reduced as a result of a prepayment or a call. In addition, the market value of a Church Loan may decrease if it is perceived by the market as likely to be prepaid, which could have a negative impact on the Fund’s total return. To the extent that the Fund purchases the relevant investment at a premium, prepayments may result in a loss to the extent of the premium paid. If the Fund buys such investments at a discount, both scheduled payments and unscheduled prepayments will increase current and total returns, and unscheduled prepayments will also accelerate the recognition of income, which may be taxable as ordinary income when distributed to Shareholders. Certain Church Loans have interest rate resets, which may also result in prepayment. Further, material partial principal prepayments of Church Loans may result in a reamortization of the remaining principal balance over the current maturity, which would mean the Fund would receive lower payments of principal and interest over the remaining term of the Church Loan. The proceeds received by the Fund from prepayments may be reinvested in Church Loans or other debt securities paying lower interest rates.
Refinance Risk. Generally, Borrowers may refinance their Church Loans at any time. A refinance of an existing Fund Church Loan with Thrivent Financial will result in a modification of the loan terms and the loan being repriced at par. A refinance with another lender will result in the loan being paid off at par. In both situations, a loss may occur on the Church Loan if it is valued at a price above par at the time of the refinance.
Second Lien Church Loan Risk. While the Fund generally invests in first lien Church Loans, it could invest in second lien Church Loans. Second lien Church Loans are junior in priority to Church Loans secured with a first lien. For this reason, they present a greater degree of investment risk than first lien Church Loans. If
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a Borrower defaults on a debt obligation senior to the Fund’s Church Loan, or in the event of a Borrower bankruptcy, the Fund’s second lien Church Loan will be satisfied only after the senior debt. In the event of an investment in second lien Church Loans, the Fund may not recover some or all of its investment.
Special Risks. Special risks associated with exposures to Church Loans include (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws and (ii) so-called lender-liability claims by the Borrowers of the obligations. Successful claims with respect to such matters may reduce the cash flow and/or market value of the investment. Additionally, to the extent that church mortgage loans are not considered “securities,” investors, such as the Fund, may not be entitled to rely on the anti-fraud provisions of the federal securities laws.
Church Loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate these instruments to presently existing or future indebtedness of the Borrower or take other action detrimental to holders of the Church Loan. In recent years, a number of judicial decisions in the U.S. have upheld the right of borrowers to sue lenders on the basis of various evolving legal theories (commonly referred to as “lender liability”), which is founded upon the premise that an institutional lender has violated a duty of good faith, commercial reasonableness and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or stockholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability.
In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender (i) intentionally takes an action that results in the undercapitalization of a borrower to the detriment of other creditors of such borrower, (ii) engages in other inequitable conduct to the detriment of such other creditors, (iii) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (iv) uses its influence as a stockholder to dominate or control a borrower to the detriment of other creditors of such borrower, a court may elect to subordinate the claim of the offending lender to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination.” The Fund does not intend to engage in conduct that would form the basis for a successful cause of action based upon the equitable subordination doctrine; however, because of the nature of the debt obligations, the Fund may be subject to claims from creditors of an obligor that debt obligations of such obligor which are held by the Fund should be equitably subordinated.
Because affiliates of, or persons related to, the Adviser may hold equity or other interests in obligors of the Fund, the Fund could be exposed to claims for equitable subordination or lender liability or both based on such equity or other holdings.
Uninsured Loss Risk. The Church Loans in which the Fund will invest generally require the Borrower to adequately insure the property securing the loan against liability and casualty loss.
However, certain types of losses, generally those of a catastrophic nature such as earthquakes, floods or storms, and losses due to civil disobedience, are either uninsurable or are not economically insurable. If a property is destroyed by an uninsured loss, the Fund could suffer loss of all or a substantial part of its investment.
Valuation Risk. The lack of an active trading market for Church Loans, restrictions on transfers in some church mortgage loan agreements and trust indentures, a lack of publicly available information, and other factors may result in inherent uncertainty in the valuation process for Church Loans, and the estimated fair values may differ materially from the values estimated by another party or the values that would have been used had a ready market for the Church Loans existed. To the extent the Fund invests in Church Loans, the Fund’s calculated NAV may not accurately reflect the value that could be obtained for any Church Loan upon sale. The value of the Church Loan will be determined in good faith pursuant to fair valuation procedures adopted by the Fund’s Board. The Board has delegated the responsibility to estimate the fair value of Church Loans to the Adviser, and the actual calculation of a Church Loan’s fair value will be made by the Adviser acting pursuant to the direction of the Board. In connection with these fair value determinations, Thrivent Financial may provide the Adviser with valuations based upon the most recent Borrower financial statements available and projected financial results of each Borrower. The fair valuation of Church Loans by the Adviser could result in a conflict of interest as the Adviser’s advisory fee is based on the value of the Fund’s net assets.
Variable or Floating Interest Rate Risk. Church mortgage loans may have interest rates that float above, or are adjusted periodically based on, a benchmark that reflects current interest rates. Substantial increases in interest rates may cause an increase in loan defaults as Borrowers may lack resources to meet higher debt service requirements. Increasing interest rates may hinder a Borrower’s ability to refinance church mortgage loans because the underlying property cannot satisfy the debt service coverage requirements necessary to obtain new financing or because the value of the property has decreased. Additionally, certain church mortgage loans will have interest rate resets, and may result in decreases in interest rates. Decreases in interest rates will typically cause interest rates on the church mortgage loans to decrease, thereby reducing income to the Fund.
Closed-End, Interval Fund Structure Risk. The Fund is a closed-end management investment company structured as an “interval fund” and designed for long-term investors. The Fund is not intended to be a typical traded investment. Unlike many closed-end investment companies, the Fund’s Shares are not listed on any national securities exchange and are not publicly traded. There is no secondary market for the Shares, and the Fund does not expect a secondary market will develop. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies, commonly known as “mutual funds,” in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV per
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share. The Fund, as a fundamental policy, will make quarterly offers to repurchase at least 5%, and up to 25%, of its outstanding Shares at NAV per share, subject to approval of the Board. The number of Shares tendered in connection with a repurchase offer may exceed the number of Shares the Fund has offered to repurchase, in which case not all of your Shares tendered in that offer will be repurchased. Hence, you may not be able to sell your Shares when and/or in the amount that you desire.
Credit Risk. Credit risk is the risk that an issuer of a debt security to which the Fund’s portfolio is exposed may no longer be able or willing to pay its debt. As a result of such an event, the debt security may fluctuate in price and affect the value of the Fund. Similarly, there is a risk that the value of a debt security may decline because of concerns about the issuer’s ability or willingness to make interest and/or principal payments. Debt securities are subject to varying degrees of credit risk, which are often reflected in credit ratings. A credit assessment of each Church Loan is completed at the time of original underwriting. From time to time, as additional or updated information regarding the Borrower is received, credit assessments are reviewed and can be adjusted up or down. The credit rating of a debt security may be lowered if the issuer suffers adverse changes in its financial condition, which can lead to more volatility in the price of the security and in shares of the Fund.
Cybersecurity Risk. With the increased use of the Internet and other technologies, the Fund and its service providers are subject to operational and information security risks resulting from cyber-attacks and/or other technological malfunctions or programming inaccuracies. In general, cyber-attacks are deliberate, but unintentional events may have similar effects. Successful cyber-attacks against, or security breakdowns of, the Fund or any affiliated or third-party service provider may adversely affect the Fund or its Shareholders. While the Fund and its service providers have established business continuity plans and systems designed to prevent cyber-attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Similar types of cybersecurity risks also are present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value.
Defensive Investing Risk. In response to market, economic, political or other conditions, the Fund may invest without limitation in cash or investment-grade debt securities for temporary defensive purposes that are not part of the Fund’s principal investment strategies. If the Fund does this, different factors could affect the Fund’s performance and it may not achieve its investment objective.
Duration and Maturity Risk. The prices of debt securities are also affected by their durations and maturities. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates. For example, if a bond has a duration of four years, a 1% increase in interest rates could be expected to result in a 4% decrease in the value of the bond. A debt securities’ maturity is typically determined on a stated final maturity basis, although there are some exceptions to this rule. Debt securities with longer maturities generally are more susceptible to changes in value as a result of changes in interest rates. The Fund may invest in debt securities of any duration or maturity.
Funding Future Capital Needs Risk. The net proceeds from purchases of shares may be used for the Fund’s investment opportunities, operating expenses and for payment of various fees and expenses such as the advisory fee. Any working capital reserves the Fund maintains may not be sufficient for investment purposes. If this is the case, the Fund’s ability to acquire investments and to expand the Fund’s operations will be adversely affected. As a result, the Fund would be less able to allocate its portfolio among Church Loans and other investments and achieve its investment objective, which may negatively impact its results of operations and reduce its ability to make distributions. After the Fund’s initial investment in a Church Loan, the Fund may be called upon from time to time to provide additional funds to the Borrower. There is no assurance that the Fund will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on the Fund’s part to make such an investment may have a negative impact the Borrower, may result in a missed opportunity for the Fund to increase its participation in the Church Loan or may reduce the expected return on the initial investment.
Health Crisis Risk. The global pandemic outbreak of the novel coronavirus known as COVID-19 has resulted in substantial market volatility and global business disruption. The duration and full effects of the outbreak are uncertain and may result in trading suspensions and market closures, limit liquidity and the ability of the Fund to process shareholder redemptions, and negatively impact Fund performance. The COVID-19 outbreak and future pandemics could affect the global economy in ways that cannot be foreseen and may exacerbate other types of risks, negatively impacting the value of the Fund.
Hedging and Derivatives Risk. Derivatives, a category that includes options, futures and swaps, are financial instruments whose value derives from another security, an index, an interest rate or a currency. The Fund may use derivatives, including futures and swaps, for hedging its exposure to interest rate risk.
While hedging can guard against potential risks, using derivatives adds to the Fund’s expenses and can eliminate some opportunities for gains. There is also a risk that a derivative intended as a hedge may not perform as expected. Changes in the value of the derivative may not correlate as intended with the underlying interest rate, and the Fund could lose much more than the original amount invested. Derivatives can be volatile, illiquid and difficult to value. Derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligations.
The success of the Fund’s derivatives strategies will depend on the Adviser’s ability to assess and predict the impact of market or economic developments on the underlying interest rate and the derivative itself, without the benefit of observing the performance of the derivative under all possible market conditions. Futures
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contracts are subject to the risk that an exchange may impose price fluctuation limits, which may make it difficult or impossible for the Fund to close out a position when desired. Swap agreements may involve fees, commissions or other costs that may reduce the Fund’s gains from a swap agreement or may cause the Fund to lose money.
Interest Rate Risk. Interest rate risk is the risk that prices of debt securities decline in value when interest rates rise for debt securities that pay a fixed rate of interest. Debt securities with longer durations or maturities tend to be more sensitive to changes in interest rates than those with shorter durations or maturities. Changes by the Federal Reserve to monetary policies could affect interest rates and the value of some securities. In addition, the phase out of LIBOR (the offered rate for short-term Eurodollar deposits between major international banks) by the end of 2021 could lead to increased volatility and illiquidity in certain markets that currently rely on LIBOR to determine interest rates.
Debt securities in which the Fund may invest will have varying maturities, which may be as long as 30 years. If interest rates rise generally, rates of return on debt securities held by the Fund may become less attractive and the value of debt securities held by the Fund and the Fund’s Shares, may decline. This risk tends to increase the longer the term of the debt security.
Investment Adviser Risk. The Fund is actively managed and the success of its investment strategy depends significantly on the skills of the Adviser in assessing the potential of the investments in which the Fund invests. This assessment of investments may prove incorrect, resulting in losses or poor performance, even in rising markets.
LIBOR Risk. The elimination of LIBOR may adversely affect the interest rates on, and value of, certain Fund investments for which the value is tied to LIBOR. On July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop compelling or inducing banks to submit LIBOR rates after 2021. However, it remains unclear if LIBOR will continue to exist in its current, or a modified, form. Actions by regulators have resulted in the establishment of alternative reference rates to LIBOR in most major currencies. The U.S. Federal Reserve, based on the recommendations of the New York Federal Reserve’s Alternative Reference Rate Committee (comprised of major derivative market participants and their regulators), has begun publishing a Secured Overnight Financing Rate (SOFR), that is intended to replace U.S. dollar LIBOR. Proposals for alternative reference rates for other currencies have also been announced or have already begun publication. Markets are slowly developing in response to these new rates. Questions around liquidity impacted by these rates, and how to appropriately adjust these rates at the time of transition, remain a concern for the Fund. The effect of any changes to, or discontinuation of, LIBOR on the Fund will vary depending, among other things, on (1) existing fallback or termination provisions in individual contracts and (2) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. Accordingly, it is difficult to predict the full impact of the transition away from LIBOR on the Fund until new reference rates and fallbacks for both legacy and new products, instruments and contracts are commercially accepted.
Limited Distribution Risk. Investment in Church Loans is a niche investment strategy and investors outside of church communities may have limited awareness Church Loans as investment vehicles. The success of the Fund’s continuous public offering, and correspondingly the Fund’s ability to implement its investment objective and strategies, depends upon the ability of the Distributor to market the Fund and establish and maintain a network of selected broker-dealers to sell the Shares. If the Distributor fails to perform, because of the lack of an established market for the product, or otherwise, the Fund may not be able to raise adequate proceeds through the Fund’s continuous public offering to implement the Fund’s investment objective and strategies. If the Fund is unsuccessful in implementing its investment objective and strategies, an investor could lose all or a part of his or her investment in the Fund.
Liquidity Risk. Liquidity is the ability to sell a security relatively quickly for a price that most closely reflects the actual value of the security. Certain securities often have a less liquid resale market. As a result, the Adviser may have difficulty selling or disposing of securities quickly in certain markets or may only be able to sell the holdings at prices substantially less than what the Adviser believes they are worth. Less liquid securities can also become more difficult to value. Dealer inventories of debt securities are at or near historic lows in relation to market size, which has the potential to decrease liquidity and increase price volatility in the fixed income markets, particularly during periods of economic or market stress. As a result of this decreased liquidity, the Adviser may have to accept a lower price to sell a security, sell other securities to raise cash, or give up an investment opportunity, any of which could have a negative effect on performance.
Market Risk. Any investment is subject to the risk that the financial markets as a whole may decline in value, thereby depressing the investment’s price. The value of the Fund’s investments may also decline and, in some instances, decrease more than the applicable market(s) as measured by the Fund’s benchmark index(es). The securities markets may also decline because of factors that affect a particular industry.
Price declines may occur in response to general market and economic conditions or events, including conditions and developments outside of the financial markets such as significant changes in interest and inflation rates and the availability of credit.
Mortgage-Backed Securities Risk. The Fund may invest in mortgage-backed securities issued or guaranteed by the U.S. government or its agencies and instrumentalities (such as securities issued by Ginnie Mae, Fannie Mae, or Freddie Mac). U.S. government mortgage-backed securities are subject to market risk, interest rate risk and credit risk. Mortgage-backed securities, such as those issued or guaranteed by Ginnie Mae or the U.S. Treasury, that are backed by the full faith and credit of the United States are guaranteed only as to the timely payment of interest and principal when held to maturity and the market prices
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for such securities will fluctuate. Notwithstanding that these securities are backed by the full faith and credit of the United States, circumstances could arise that would prevent the payment of interest or principal. This would result in losses to the Fund. Securities issued or guaranteed by U.S. government-related organizations, such as Fannie Mae and Freddie Mac, are not backed by the full faith and credit of the U.S. government and no assurance can be given that the U.S. government will provide financial support. Therefore, U.S. government-related organizations may not have the funds to meet their payment obligations in the future.
The yield and maturity characteristics of government sponsored mortgage-backed securities differ from traditional debt securities. A major difference is that the principal amount of the obligations may generally be prepaid at any time because the underlying assets (i.e., loans) generally may be prepaid at any time. Mortgage-backed securities are sensitive to changes in the repayment patterns of the underlying security. If the principal payment on the underlying asset is repaid faster or slower than the holder of the mortgage-backed security anticipates, the price of the security may fall, particularly if the holder must reinvest the repaid principal at lower rates or must continue to hold the security when interest rates rise. This effect may cause the value of the Fund to decline and reduce the overall return of the Fund. To the extent that the Fund purchases mortgage-backed securities at a premium, prepayments may result in loss of the Fund’s principal investment to the extent of premium paid.
Mortgage-backed securities are also subject to the risk of delinquencies on mortgage loans underlying such securities. An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may adversely affect the value of a mortgage-backed security and could result in losses to the Fund. Market factors adversely affecting mortgage loan repayments may include a general economic turndown, high unemployment, a general slowdown in the real estate market, a drop in the market prices of real estate, or an increase in interest rates resulting in higher mortgage payments by holders of adjustable rate mortgages.
In addition, mortgage-backed securities that are issued by private issuers are not subject to the underwriting requirements for the underlying mortgages that are applicable to those mortgage-backed securities that have a government or government-sponsored entity guarantee. As a result, the mortgage loans underlying private mortgage-backed securities may, and frequently do, have less favorable collateral, credit risk or other underwriting characteristics than government or government sponsored mortgage-backed securities.
Commercial mortgage-backed securities include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property. Many of the risks of investing in commercial mortgage-backed securities reflect the risks of investing in the real estate securing the underlying mortgage loans. These risks reflect the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments and the ability of a property to attract and retain tenants. Commercial mortgage-backed securities may be less liquid and exhibit greater price volatility than other types of mortgage- backed securities. Certain commercial mortgage-backed securities are issued in several classes with different levels of yield and credit protection. The Fund’s investments in commercial mortgage-backed securities with several classes may be in the lower classes that have greater risks than the higher classes, including greater interest rate, credit, and prepayment risks.
The Fund may enter into dollar rolls on mortgage-backed securities to maintain liquid assets in connection with its repurchase offers or to meet repurchase requests. Dollar rolls on mortgage-backed securities involve the risk that the market value of the securities subject to the Fund’s forward purchase commitment may decline below, or the market value of the mortgage-backed securities subject to the Fund’s forward sale commitment may increase above, the exercise price of the forward commitment. In the event the buyer of the securities files for bankruptcy or becomes insolvent, the Fund’s use of the proceeds of the current sale portion of the transaction may be restricted.
Non-Diversification Risk. Since the Fund is non-diversified, it may invest a high percentage of its assets in a limited number of issuers. When the Fund invests in a relatively small number of issuers it may be more susceptible to risks associated with a single economic, political or regulatory occurrence than a more diversified portfolio might be. Some of those issuers may also present substantial credit or other risks. Since the Fund is non-diversified, its NAV per share and total return may also fluctuate more or be subject to declines in weaker markets than a diversified fund.
Reinvestment Risk. Income from the Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called debt obligations at market interest rates that are below the portfolio’s current earnings rate. For instance, during periods of declining interest rates, an issuer of debt obligations may exercise an option to prepay the obligation or redeem the security prior to maturity, forcing the Fund to invest in lower-yielding obligations. The Fund also may choose to sell higher yielding portfolio securities and to purchase lower yielding securities to achieve greater portfolio diversification, because the portfolio managers believe the current holdings are overvalued or for other investment-related reasons. A decline in income received by the Fund from its investments is likely to have a negative effect on distribution levels, NAV per share and/or overall return of the Shares.
Repurchase Offers Risk. As described under “Periodic Repurchase Offers” herein, the Fund is a closed-end investment company structured as an “interval fund” and is designed for long-term investors. There is no secondary market for the Shares and the Fund expects that no secondary market will develop. In order to provide liquidity to Shareholders, the Fund, subject to applicable law, conducts quarterly repurchase offers of its outstanding Shares at NAV per share, subject to approval of the Board. In all cases, such repurchase offers will be for at least 5% and not more than 25% of its outstanding Shares at NAV per share, pursuant to Rule 23c-3 under the 1940 Act. The Fund
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believes that these repurchase offers are generally beneficial to the Fund’s Shareholders, and repurchases generally will be funded from available cash or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or may force the Fund to maintain a higher percentage of its assets in liquid investments (including by borrowing to obtain such investments), which may harm the Fund’s investment performance. The Fund may accumulate cash by holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments. The Fund believes that payments received in connection with the Fund’s investments will generate sufficient cash to meet the maximum potential amount of the Fund’s repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund may, if necessary, sell investments. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV per share.
The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet such repurchase obligations. The Fund does not currently intend to borrow to finance repurchases, although it may invest in dollar rolls as discussed in “Periodic Repurchase Offers – Consequences of Repurchase Offers.” Moreover, a reduction in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), may increase the Fund’s portfolio turnover, and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. If a repurchase offer is oversubscribed, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A Shareholder may be subject to market and other risks, and the NAV per share of Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV per share for tendered Shares is determined. In addition, to the extent the Fund sells portfolio holdings in order to fund repurchase requests, the repurchase of Shares by the Fund will be a taxable event for the Shareholders of repurchased Shares, and potentially even for Shareholders that do not participate in the repurchase offer.
Risk of Regulatory Changes and Regulatory Actions. Legal, tax and regulatory changes could occur and may adversely affect the Fund and its ability to pursue its investment strategies and/or increase the costs of implementing such strategies. New (or revised) laws or regulations may be imposed by the CFTC, the SEC, the IRS, the U.S. Federal Reserve or other banking regulators, other governmental regulatory authorities or self-regulatory organizations that supervise the financial markets that could adversely affect the Fund.
In particular, these agencies are implementing a variety of new rules pursuant to financial reform legislation in the U.S. The Fund also may be adversely affected by changes in the enforcement or interpretation of existing statutes and rules by these governmental regulatory authorities or self-regulatory organizations.
Any adverse regulatory action could impact the prices of the securities the Fund owns.
Risks Related to Restrictions on Entering into Affiliated Transactions. The Fund is prohibited under the 1940 Act from participating in certain transactions with certain of its affiliates without relying on an available exemption or the prior approval of the SEC. For purposes of the 1940 Act, the following persons will be considered an affiliate of the Fund will generally be prohibited from buying any investments from or selling any investments to such affiliate: (i) any person that owns, directly or indirectly, 5% or more of the Fund’s outstanding voting securities; (ii) any person that owns, directly or indirectly, 5% of the outstanding voting securities of the Adviser; or (iii) any person in which the Adviser or a person controlling or under common control with the Adviser, including Thrivent Financial, owns, directly or indirectly, 5% of such person’s voting securities. The 1940 Act also prohibits certain “joint” transactions with certain of the Fund’s affiliates, which could include investments in the same portfolio company (whether at the same or different times), without the prior approval of the SEC. If a person, directly or indirectly, holds more than 5% of the voting securities of the Fund or the Adviser, or is under common control with the Fund or the Adviser, the Fund will be prohibited from buying any securities or other property from or selling any securities or other property to such person or certain of that person’s affiliates, or entering into “joint” transactions with such person, absent an available exemption or the prior approval of the SEC. Similar restrictions limit the Fund’s ability to transact business with its officers or Trustees or their affiliates.
The Fund is permitted to co-invest with Affiliated Accounts in Church Loan transactions subject to the conditions of the Co-Investment Order, applicable regulatory limitations, the allocation policies of the Adviser and its affiliates, as applicable, and approval of the Trustees as required in the Co-Investment Order. Currently, the only Affiliated Account is Thrivent Financial’s insurance general account. The Fund can offer no assurance, however, that it will be able to obtain such approvals or develop or access opportunities that comply with such limitations. The Fund’s co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest between the Fund and Thrivent Financial. See “Management of the Fund – Conflicts of Interest” for more information.
Notwithstanding certain co-investment transactions permitted under the Co-Investment Order referenced above, entering into certain transactions that are deemed “joint” transactions (for purposes of the 1940 Act and relevant guidance from the SEC) may potentially lead to impermissible joint transactions within the meaning of the 1940 Act in the future. This may be the case, for example, with Borrowers who are near default and more likely to enter into restructuring or work-out transactions with
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their existing debt holders, which may include the Fund and Thrivent Financial. In some cases, to avoid the potential of future joint transactions, the Adviser may seek to avoid allocating an investment opportunity to the Fund that it would otherwise allocate, subject to the Adviser’s and its affiliates’ then-current allocation policies and any applicable exemptive orders (including the Co-Investment Order), and to the Adviser’s obligations to allocate opportunities in a fair and equitable manner consistent with its fiduciary duties owed to the Fund and other accounts advised by the Adviser and policies related to approval of investments.
Seed Capital Risk. In order to maintain liquidity, in particular during a repurchase offer period, the Fund may rely on seed investments by Thrivent Financial. It is possible that Thrivent Financial may be unable to provide additional seed capital or may decline to make additional investments in the Fund, which could limit the Fund’s ability to invest in Church Loans and maintain liquidity to fund Shareholder repurchase requests.
Tax Risk. The Fund has elected to be a ”regulated investment company” under the Internal Revenue Code of 1986, as amended (“Code”) (“RIC”), and intends to qualify each taxable year to be treated as such. In order to qualify for such treatment, the Fund must meet certain asset diversification tests, derive at least 90% of its gross income for its taxable year from certain types of “qualifying income,” and distribute to its Shareholders at least the sum of 90% of its “investment company taxable income,” as that term is defined in the Code (which include, among other things, dividends, interest and the excess of any net short-term capital gains over net long-term capital losses, as reduced by certain deductible expenses) and 90% of its net exempt interest income, if any.
The Fund’s investment strategy will potentially be limited by its intention to annually qualify for treatment as a RIC. The tax treatment of certain of the Fund’s investments under one or more of the qualification or diversification tests applicable to RICs is not certain. An adverse determination or future guidance by the IRS might affect the Fund’s ability to qualify for such treatment.
If, for any taxable year, the Fund were to fail to qualify for treatment as a RIC, and were ineligible to or did not otherwise cure such failure, the Fund would be subject to federal income tax on its taxable income at the corporate rate (currently 21%) and, when such income is distributed, Shareholders would be subject to a further tax to the extent of the Fund’s current or accumulated E&P.
Certain of the Fund’s investments may require it to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, borrow, raise additional equity capital, make taxable distributions of its Shares or debt securities, or reduce new investments, to obtain the cash needed to make these distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations; if the Fund realizes net capital gains from such liquidation transactions, its Shareholders would receive larger capital gain distributions than they would in the absence of such transactions.
Anti-Takeover Provisions
The Declaration includes provisions that could limit the ability of other entities or persons to acquire control of the Fund, convert the Fund to open-end status or undertake certain transactions. See “Description of the Fund – Anti-Takeover and Other Provisions in the Declaration of Trust.”
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Management of the Fund

Board of Trustees
The Board is responsible for the management of the Fund, including supervision of the duties performed by the Adviser. The Fund has six trustees, one of whom will be treated by the Fund as an “interested person” as that term is defined in Section 2(a)(19) of the 1940 Act. Further information about the Trustees and Officers of the Fund, including their names, addresses, principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Trustees and Officers of the Fund” in the SAI.
The Adviser
Thrivent Asset Mgt., 901 Marquette Avenue, Suite 2500, Minneapolis, Minnesota 55402-3211, an indirect wholly-owned subsidiary of Thrivent Financial, serves as investment adviser for the Fund. Thrivent Asset Mgt. provides investment research and supervision of the assets of the Fund. Thrivent Financial is an integrated, not-for-profit, Christian membership organization that provides a broad range of financial products and services. Thrivent Asset Mgt. and its affiliates have been in the investment advisory business since 1986 and collectively managed approximately $139.4 billion in assets as of March 31, 2020, of which approximately $18.0 billion is managed by the Adviser.
The Fund has filed a notice claiming the Commodity Futures Trading Commission (“CFTC”) Regulation 4.5 exclusion from registration as a commodity pool operator under the Commodity Exchange Act, and the Adviser is exempt from registration as a commodity trading advisor under CFTC Regulation 4.14(a)(8) with respect to the Fund.
Portfolio Management
This section provides information about the portfolio management for the Fund. The SAI for the Fund provides information about the portfolio managers’ compensation, other accounts managed by the portfolio managers, and portfolio managers’ ownership of Shares of the Fund.
Frederick P. Johnson has served as Portfolio Manager of the Fund since 2018. Mr. Johnson also serves as Senior Portfolio Manager of Thrivent Financial’s church loan portfolio and has served as the Director of the Thrivent Church Financing department since 2004. Mr. Johnson has been an employee of Thrivent Financial for 34 years, holding leadership roles in the mutual fund transfer agent/broker dealer from 1987 to 1994 and serving as Vice President of Investment Operations from 1995 to 2004.
Meg G. Spangler has served as the Associate Portfolio Manager of the Fund since 2018. Ms. Spangler has also served as Associate Portfolio Manager for Thrivent Financial’s church loan portfolio since 2004. She also recently served as Director of Thrivent’s Commercial Loan Servicing department, managing the ongoing servicing needs of over 2,500 loans. Ms. Spangler has actively worked with all aspects of church and commercial lending including underwriting, loan closing, and servicing.
Gregory R. Anderson has served as Portfolio Manager of the Fund since 2018. Mr. Anderson is the Vice President of Fixed Income Securities for Thrivent Financial and recently served as Senior Portfolio Manager of Thrivent Financial’s mortgage-backed securities (MBS) portfolio. He is also co-portfolio manager of certain Thrivent fixed income mutual funds. Mr. Anderson joined Thrivent Financial in 1997 and has held a variety of positions, including corporate bond investment analyst and securitized assets portfolio manager.
Management Agreement
The Investment Management Agreement between the Adviser and the Fund (the “Management Agreement”) will continue in effect from year to year provided such continuance is specifically approved at least annually in conformity with the requirements of the 1940 Act (and related rules, orders and interpretations).
The Management Agreement provides that the Adviser will provide overall investment supervision of the assets of the Fund. The Adviser furnishes and pays for all office space and facilities, equipment and clerical personnel necessary for carrying out the Adviser’s duties under the Management Agreement. The Adviser also pays all compensation of Trustees, officers and employees of the Fund who are the Adviser’s affiliated persons. All costs and expenses not expressly assumed by the Adviser under the Management Agreement are paid by the Fund, including, but not limited to: (i) interest and taxes; (ii) brokerage commissions (if any); (iii) insurance premiums; (iv) compensation and expenses of the Fund’s Trustees other than those affiliated with the Adviser; (v) legal and audit expenses; (vi) fees and expenses of the Fund’s custodian, shareholder servicing agent, transfer agent and accounting services agent; (vii) expenses incident to the issuance of the Fund’s shares, including issuance of shares on the payment of, or reinvestment of, dividends; (viii) fees and expenses incident to the registration under Federal or state securities laws of the Fund or its shares; (ix) expenses of preparing, printing and mailing reports and notices, proxy material and prospectuses to the Fund’s shareholders; (x) all other expenses incidental to holding meetings of the Fund’s shareholders; (xi) dues or assessments of or contributions to the Investment Company Institute or its successor, or other industry association; (xii) such extraordinary expenses as may arise, including litigation, governmental investigations or administrative proceedings affecting the Fund, including the costs of any settlements, and the legal obligations that the Fund may have to indemnify its officers and Trustees with respect thereto; and (xiii) all expenses, if any, that the Fund agrees to bear in any distribution agreement or in any plan adopted by the Fund pursuant to Rule 12b-1 under the 1940 Act.

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The Adviser has contractually agreed, through at least July 31, 2021, to waive fees and/or reimburse certain expenses associated with the shares of the Fund in order to limit the total annual Fund operating expenses after fee waivers and/or expense reimbursements (excluding taxes, interest, brokerage commissions, acquired fund fees and expenses, securities lending fees, expenses associated with securities sold short, litigation, and other extraordinary expenses) to an annual rate of 1.00% of the average daily net assets of the Shares. Amounts waived by the Adviser during the contractual period cannot be recouped by the Adviser in subsequent periods. This fee waiver may not be terminated before the indicated termination date without the consent of the Fund’s Board, including a majority of the Independent Trustees.
The Management Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties (“disabling conduct”) on the part of the Adviser and certain of the Adviser’s affiliates, the Adviser shall not be liable to the Fund or to any shareholder of the Fund for any act or omission in connection with rendering services under the Management Agreement, including without limitation, any error of judgment or mistake of law, except to the extent specified in Section 36(b) of the 1940 Act concerning loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services. The Management Agreement also provides that except for such disabling conduct, the Fund shall indemnify the Adviser and certain of the Adviser’s affiliates from any liability arising from the Adviser’s conduct under the Management Agreement to the extent permitted by the Declaration and applicable law.
Advisory Fees
The Management Agreement between Thrivent Asset Mgt. and the Fund provides for a management fee at an annual rate of 1.10% of the Fund’s average daily net assets. Thrivent Asset Mgt. reimbursed certain expenses of the Fund. The annual rate does not reflect the effects of any reimbursements.
A discussion of the Board’s consideration and approval of the Management Agreement between the Fund and the Adviser will be available in the Fund’s first shareholder report following the date of this Prospectus.
Conflicts of Interest
The Adviser and certain of its affiliates may have conflicts of interest in connection with the management of the Fund, including, but not limited to, the following:
•	The Fund may engage in co-investment transactions with Thrivent Financial to the extent permitted by the Co-Investment Order. These co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest between the Fund and Thrivent Financial. To mitigate these conflicts, Thrivent Financial will not be permitted to invest in a potential co-investment transaction except to the extent the demand from the Fund is less than the total investment opportunity. In considering a co-investment transaction for the Fund, the Adviser will take into account various factors, including the amount of capital available for new investments, the Fund’s investment program and portfolio holdings, and any other factors deemed appropriate. In addition, co-investment transactions that are recommended by the Adviser will generally be subject to review and approval by both the Independent Trustees and those Trustees that have no financial interest in any co-investment transaction. For each type of co-investment transaction, the Fund applies a specific protocol, which has been approved by the Fund’s Board, including its Independent Trustees, and is designed to ensure the fairness to the Fund of the specific type of co-investment transaction. However, the Fund will not be obligated to invest or co-invest when investment opportunities are referred to it;
•	The Board has delegated the responsibility to estimate the fair value of Church Loans to the Adviser, subject to Board approved procedures, and the actual calculation of a Church Loan’s fair value will be made by the Adviser acting pursuant to the direction of the Board. In connection with these fair value determinations, Thrivent Financial may provide the Adviser with valuations based upon the most recent Borrower financial statements available and projected financial results of each Borrower. The fair valuation of Church Loans by the Adviser could result in a conflict of interest as the Adviser’s advisory fee is based on the value of the Fund’s net assets; and
•	The Fund’s co-investments in Church Loans are subject to approval by the Board. An Independent Trustee, portfolio manager, or Officer of the Fund could be a member or otherwise involved in a church to which a Church Loan is made. A potential conflict of interest could arise if the Board were asked to approve a co-investment by the Fund in such a Church Loan. In order to mitigate this potential conflict, the Fund is not permitted to co-invest in a Church Loan to a church that is known to have an Independent Trustee, portfolio manager, or Officer of the Fund in its membership or otherwise meaningfully involved. However, Thrivent Financial would not be prohibited from lending to such churches.
Control Persons
A control person is a person who beneficially owns, either directly or indirectly, more than 25% of the voting securities of a company. As of the date of this Prospectus, Thrivent Financial has voting authority with respect to greater than 50% of the value of the outstanding interests in the Fund and, as such, could be deemed a control person.
The Fund’s Service Providers
Transfer Agent. Thrivent Financial Investor Services Inc. (“Thrivent Financial Investor Services”), 901 Marquette Avenue, Suite 2500, Minneapolis, Minnesota 55402-3211, provides transfer agency and dividend payment services necessary to the Fund. Thrivent Financial Investor Services is affiliated with the Adviser through common ownership. Under the Transfer Agency Agreement, the Fund pays Thrivent Financial Investor Services
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an annual fee equal to a percentage of the Fund’s average daily net assets, plus a per account maintenance fee.
Custodian. The custodian for the Fund is State Street Bank and Trust Company (the “Custodian”), One Lincoln Street, Boston, Massachusetts 02111. The Custodian is responsible for safeguarding the Fund’s assets.
Administrator. Thrivent Asset Mgt. provides both administrative and accounting services to the Fund under an Administrative Services Agreement. Under the Administrative Services Agreement, the Fund pays Thrivent Asset Mgt. an annual fee equal to a percentage of the Fund’s average daily net assets, plus a fixed annual fee.
Independent Registered Public Accounting Firm. Cohen & Company, Ltd. serves as the Fund’s independent registered public accounting firm, providing professional services including audits of the Fund’s annual financial statements.
Trademarks
This prospectus may contain information obtained from third parties, including ratings from credit ratings agencies such as Standard & Poor’s. Reproduction and distribution of third party content in any form is prohibited except with the prior written permission of the related third party. Third party content providers do not guarantee the accuracy, completeness, timeliness or availability of any information, including ratings, and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such content. THIRD PARTY CONTENT PROVIDERS GIVE NO EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. THIRD PARTY CONTENT PROVIDERS SHALL NOT BE LIABLE FOR ANY DIRECT, INDIRECT, INCIDENTAL, EXEMPLARY, COMPENSATORY, PUNITIVIE, SPECIAL OR CONSEQUENTIAL DAMAGES, COSTS, EXPENSES, LEGAL FEES, OR LOSSES (INCLUDING LOST INCOME OR PROFITS AND OPPORTUNITY COSTS OR LOSSES CAUSED BY NEGLIGENCE) IN CONNECTION WITH ANY USE OF THEIR CONTENT, INCLUDING RATINGS. Credit ratings are statements of opinions and are not statements of fact or recommendations to purchase, hold or sell securities. They do not address the suitability of securities for investment purposes and should not be relied on as investment advice.
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Plan of Distribution

Thrivent Distributors, located at 901 Marquette Avenue, Suite 2500, Minneapolis, Minnesota 55402-3211, is the distributor and principal underwriter of the Fund’s Shares. The Distributor is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). The Distributor is affiliated with the Adviser through common ownership. In addition, certain directors and officers of the Distributor also serve as directors and/or officers of the Adviser.
Under a Distribution Agreement with the Fund, the Distributor is granted the right to sell the Fund’s Shares as agent for the Fund. Thrivent Distributors offers the Fund’s Shares for sale on a continuous basis and has agreed to use its best efforts to secure purchasers for the Shares. The Shares of the Fund will be offered at NAV per share calculated each regular business day. Please see “Determination of Net Asset Value” below. The Distributor has no obligation to sell any specific quantity of the Fund’s Shares or to buy any of the Shares. The Distributor also acts as agent for the Fund in connection with repurchases of Shares.
The Distributor may enter into agreements with selected broker-dealers, banks or other financial intermediaries for distribution of Shares of the Fund. With respect to certain financial intermediaries and related fund “supermarket” platform arrangements, the Fund and/or the Adviser, rather than the Distributor, typically enter into such agreements. These financial intermediaries may charge a fee for their services and may receive shareholder service or other fees from parties other than the Distributor. These financial intermediaries may otherwise act as processing agents and are responsible for promptly transmitting purchase, repurchase and other requests to the Fund.
The Distributor, Adviser, or other affiliates of Thrivent Financial make payments to financial firms as compensation for services such as providing the Fund with access to distribution platforms or increased visibility to the financial advisors and customers of such firms, furnishing marketing support and other specified services pursuant to an agreement. A number of factors such as the Fund’s asset size, the level of sales, scope of the firm’s relationship with Thrivent Financial, or the type of services provided by the firm, may be considered in determining the amount of these payments to financial firms and such payments could be significant. These payments (often referred to as “revenue sharing”) are made out of the Adviser’s own assets and not assets of the Fund and do not impact the price of the Shares. Such payments may be subject to minimum payment levels or flat fees or may vary based on the Fund’s fees and expenses.
The Fund’s Shares are not listed for trading on any securities exchange. There is currently no secondary market for the Fund’s Shares and the Fund does not anticipate that a secondary market will develop for its Shares. Neither the Adviser nor the Distributor intends to make a market in the Fund’s Shares.

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Buying Shares

The following section provides basic information about how to purchase Shares of the Fund.
The Class S Shares offered in this Prospectus are available to eligible investors who meet the minimum initial investment. Shares of the Fund are only sold in U.S. jurisdictions. The Fund does not accept accounts registered to foreign individuals or entities, including foreign correspondent accounts.
Subject to your eligibility, you may invest in the Fund through intermediary organizations, such as broker-dealers, insurance companies, plan sponsors, third party administrators, and retirement plans.
The Adviser and the Fund are not responsible for determining the suitability of the Fund or Shares for any investor.
If you invest through a financial intermediary, most of the information you will need for managing your investment will come from your financial intermediary. This includes information on how to buy Shares of the Fund and information about periodic repurchase offers. If you establish an account through a financial intermediary, the investment minimums described in this section may not apply. Your broker-dealer or financial intermediary also may charge fees that are in addition to those described in this Prospectus. Please contact your intermediary for information regarding investment minimums, how to purchase and tender your Shares for repurchase and applicable fees.
Investors who purchase Shares through financial intermediaries will be subject to the procedures of those intermediaries through which they purchase Shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Such requirements may be waived for certain institutional shareholders and Trustees and officers of the Fund. Information concerning any charges or services will be provided to customers by the financial intermediary through which they purchase Shares. Investors purchasing Shares of the Fund through financial intermediaries should acquaint themselves with their financial intermediary’s procedures and should read the Prospectus in conjunction with any materials and information provided by their financial intermediary. For shares sold through financial intermediaries not affiliated with Thrivent Financial, the financial intermediary, and not its customers, will be the Shareholder of record, although customers may have the right to vote Shares depending upon their arrangement with the intermediary.
Minimum Initial Investment
	Minimum Initial Investment Amount	Minimum Subsequent Investment Amount
Class S Shares (taxable accounts)	$2,000	$ 50
Class S Shares (IRAs and tax-deferred accounts)	$1,000	$100
These investment requirements may be different, however, for investors investing in the Fund through an automatic investment plan or certain fee-based investment advisory programs. See “Buying Shares – Purchase Policies – Automatic Investment Plans” below for more information.
The Adviser may allow a reasonable period of time after opening an account for an investor to meet the initial investment requirement. In addition, for investors such as trust companies and financial advisers who make investments for a group of clients, the minimum initial investment may be met through aggregated purchase orders for more than one client.
Opening an Account
You must open an account to purchase Shares in the Fund. Your financial representative will help you open a new account. For questions about the Fund, please contact your financial representative or, please call the Thrivent Funds Interaction Center (“Interaction Center”) at 800-847-4836.
How you register your account with the Fund can affect your legal interests as well as the rights and interests of your family and beneficiaries. You should always consult with your legal and/or tax advisor to determine the account registration that best meets your needs. You must clearly identify the type of account you want on your application. If Shares are held in the name of certain types of accounts such as a corporation, trust, estate, custodianship, guardianship, partnership or pension and profit sharing plan, additional documentation may be necessary. Your ability to transfer the Fund’s Shares to another broker-dealer is limited to those broker-dealers with whom Thrivent Distributors maintains a selling agreement.
To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. When you open an account, you will be asked for information that will allow the Fund or your financial institution to identify you. Non-public corporations and other entities may be required to provide articles of incorporation, trust or partnership agreements, and taxpayer identification numbers on the account or other documentation. The Fund is required by law to reject your new account application if the required identifying information is not provided.
You may also be asked to provide additional information in order to verify your identity in accordance with requirements under anti-money laundering regulations. Accounts may be restricted and/or closed, and the monies withheld, pending verification of this information or as otherwise required under these and other federal regulations. In addition, the Fund reserves the right to involuntarily repurchase an account in the case of: (i) actual or suspected threatening conduct or actual or suspected fraudulent, illegal or suspicious activity by the account owner or any other individual associated with the account; or (ii) the failure of the account owner to provide information to the Fund related to opening the accounts. Your shares will be repurchased at the

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NAV, minus any applicable fees, calculated on the day the Fund closes your position.
Shares of the Fund are offered on days that the NYSE is open, which generally are weekdays other than national holidays. If you are not purchasing through an omnibus or networked account, your order will be considered received when it is received by the transfer agent in good order. If you are purchasing through an omnibus or networked account, your order will be considered received when an authorized broker (or its authorized designee) receives it in good order. Good order means that your instructions and any required payment have been received by the transfer agent or an authorized broker (or its authorized designee) in the form required by the Fund, including the name of the Fund, the account number, the amount of the transaction, and all required signatures. Orders received in good order by the transfer agent, or by an authorized broker (or its authorized designee) for omnibus or networked accounts, before the close of trading on the NYSE (generally 4:00 p.m. Eastern time) will be processed at the NAV calculated that day. See “Determination of Net Asset Value.” The Fund, its transfer agent, or any other authorized Fund agent may, in its sole discretion, determine whether any particular transaction request is in good order and reserves the right to change or waive any good order requirement at any time.
Purchase Policies
Your payment must be in U.S. dollars drawn on a U.S. bank. The Fund does not accept cash, traveler’s checks, credit card courtesy checks or most third-party and starter/counter checks. If you purchase Shares by check, electronic funds transfer (other than bank wire) or automatic investment plan and you tender those Shares for repurchase soon after their purchase, the Fund may delay paying the repurchase proceeds beyond the Repurchase Payment Deadline (defined below), at which time the shares will become collected shares.
The Fund or Thrivent Distributors reserves the right to suspend the offering of Shares for a period of time and the right to reject any specific purchase of Shares. The Fund, in its discretion, may restrict or refuse purchases by any investor if the purchase would cause the aggregate ownership of Shares by such investor to equal or exceed 10% of the outstanding Shares of the Fund (prior to the purchase). All Shares owned or controlled by the investor, even if in different accounts, may be aggregated for purposes of determining the maximum purchase limit.
You may purchase initial Shares through a financial representative.
Purchases by Employer Sponsored Qualified Plans and IRAs or Other Tax-Deferred Plans
For SEP and SIMPLE plans there is no required minimum investment amount for purchases. In addition, the required minimum investment on a purchase for IRAs or other Tax-Deferred Plans, as disclosed above in “Minimum Initial Investment,” may be waived.
Additional Purchases to IRAs or Other Tax Deferred Plans
You may purchase additional Shares in any of the following ways:
•	Through a financial representative;
•	By mail;
•	By telephone;
•	By the Internet;
•	By wire/ACH transfer; or
•	Through an Automatic Investment Plan.
During periods of extreme volume caused by dramatic economic or stock market changes or due to unforeseen technology issues, it is possible that Shareholders may have difficulty reaching the Interaction Center by phone or Internet for short periods of time.
Additional Purchases by Mail
(See “Additional Information – How to Contact Us” for address information)
To make additional purchases by mail, make your check payable to “Thrivent Church Loan and Income Fund.” Please indicate your Fund account number on the face of your check. If you have more than one account (e.g., a retirement account and a non-retirement account), always verify that you are investing in the proper account. This will help ensure the proper handling of the transaction.
Additional Purchases by Telephone
The ability to purchase shares by telephone is automatically extended to most shareholder accounts, unless the option is specifically declined on your application. Certain accounts are not extended this feature. If you do not want the telephone purchase option on your account, please call the Interaction Center at 800-847-4836. By accepting this feature, you assume some risks for unauthorized transactions.
The Fund has implemented procedures designed to reasonably ensure that telephone instructions are genuine. These procedures include recording telephone conversations, requesting verification of certain personal information and supplying transaction verification information. Please note, however, that the Fund will not be liable for losses suffered by a Shareholder that result from following telephone instructions reasonably believed to be authentic after verification pursuant to these procedures. If an account has multiple owners, the Fund may rely on the instructions of any one account owner.
Additional Purchases by Internet
You may purchase additional Shares within your Fund accounts over the Internet. A User ID and password is required prior to authorizing transactions on your Fund accounts. This feature may not be available on certain accounts.
Additional Purchases by Wire Transfer
You may make additional purchases in the Fund account by wire transfer. Please note the following:
•	Your bank must be a member of, have a corresponding relationship with a member of, or use the Federal Reserve System.
•	Instruct your bank to wire transfer the funds. (See Wire Transfer Instructions under “HOW TO CONTACT US”)
•	This feature may not be available on certain accounts.
•	The Fund and its transfer agent are not responsible for the consequences of delays resulting from the banking or Federal
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Reserve wire transfer system, or from incomplete wiring instructions.
Automatic Investment Plans
The Fund offers several automatic investment plans to make periodic investing more convenient. Using the Fund’s automatic investment plans, you may implement a strategy called dollar cost averaging. Dollar cost averaging involves investing a fixed amount of money at regular intervals. Generally, when you dollar cost average, you purchase more shares when the price is low and fewer shares when the price is high. Dollar cost averaging does not ensure a profit or protect against a loss during declining markets.
For further information regarding any of the following automatic investment plans, contact your financial representative or the Interaction Center at 800-847-4836.
Automatic Purchase Plan
The Fund’s Automatic Purchase Plan allows you to make regular additional investments in an existing Fund account. Under this plan, the Fund will withdraw from an investor’s bank checking or savings account in the amount specified (subject to the required minimum investments) on specified dates. The proceeds will be invested in shares of the Fund at the applicable offering price determined on the date of the draw. To use this plan, you must authorize the plan on your application form, or subsequently in writing, and may be required to submit additional documents. This feature may not be available on certain accounts.
Automatic Payroll Deduction Savings and Investment Plan
The payroll deduction savings and investment plan allows Social Security recipients, federal employees and military personnel to invest in the Fund through direct deduction from their paychecks or commission checks. For information about how to instruct another institution to send payroll deduction amounts to your mutual fund account, contact the Interaction Center at 800-847-4836.
Retirement Plans
Certain types of individual and employer-sponsored retirement plans may be established with assets invested in the Fund. These accounts may offer you tax advantages. You should consult your attorney and/or tax advisor before you establish a retirement plan. Additional fees may apply to some retirement accounts. Please review plan documents and/or custodial account agreements for more information. You may obtain these materials, documents and forms by contacting your financial representative or the Interaction Center, or by downloading the documents on thriventintervalfunds.com. Please note, however, that the Fund reserves the right to not make its Shares available to certain retirement plan accounts.
Transaction Confirmations
Typically, you will receive written confirmation of your purchase and repurchase orders within five business days following the date of your transaction. You will receive confirmation of certain purchases at least quarterly, including purchases under an automatic investment plan and purchases of Shares from reinvested dividends and/or capital gains.
Accounts with Low Balances
Due to the high cost to shareholders of maintaining accounts with low balances, the Fund may, by repurchasing account Shares, charge a semiannual account maintenance fee of $10 (a “low balance fee”) if the value of Shares in the account falls below the required minimum investment amount shown in the “Buying Shares” section of this Prospectus. The low balance fee may be waived for certain accounts. Low balance fees may be automatically deducted from your account twice per year. Alternatively, your account could be closed (rather than being assessed a low balance fee) by repurchasing the shares in your account. Before your account is closed, however, you will be notified in writing and allowed 60 days to purchase additional shares. If additional Shares are not purchased, any such close-out repurchase may be at a time that is not favorable to you and may have tax consequences.
Payments to Financial Intermediaries
Thrivent Asset Mgt. has entered into an agreement with the Fund’s principal underwriter, Thrivent Distributors, pursuant to which Thrivent Asset Mgt. pays (from its own resources, not the resources of the Fund) Thrivent Distributors for services relating to the promotion, offering, marketing or distribution of the Fund and/or retention of assets maintained in the Fund. In addition, Thrivent Asset Mgt. and Thrivent Distributors may make payments, out of their own resources, to financial intermediaries that sell Shares of the Fund in order to promote the distribution and retention of Fund Shares. The payments are typically based on cumulative Shares purchased by financial intermediaries’ clients and may vary by share class and other factors. These payments may create an incentive for the financial intermediary or its financial representatives to recommend or offer Shares of the Fund to you. The aforementioned arrangements are sometimes referred to as “revenue sharing.”
Important Information Regarding Unclaimed/Abandoned Property
It is important that the Fund maintains a correct address for each shareholder. An incorrect address may cause a shareholder’s account statements and other mailings to be returned to the Fund. Please be advised that certain state escheatment laws may require the Fund to turnover your Fund account to the state listed in your account registration as abandoned property if no shareholder initiated activity occurs in the account within the time frame specified by the applicable state law.
Escheatment laws vary by state, and states have different criteria for defining inactivity and unclaimed or abandoned property. You should check with your state of residence for specifics. Depending on the laws in your jurisdiction, shareholder initiated activity might be achieved by one of the following methods:
•	Sending a letter to Thrivent Church Loan and Income Fund via the U.S. Post Office;
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•	Logging in to your online account on thriventintervalfunds.com;
•	Speaking to a Customer Service Representative on the phone after you go through a security verification process. For residents of certain states, contact cannot be made by phone but must be in writing or through the Fund’s secure web application;
•	Cashing checks that are received and are made payable to the owner of the account; or
•	Taking action on letters received in the mail from the Fund concerning account inactivity, outstanding checks and/or escheatment or abandoned property and promptly following the directions in such letters.
The Fund, the Adviser, and the transfer agent will not be liable to Shareholders or their representatives for good faith compliance with escheatment laws. To learn more about the escheatment rules for your particular state, please contact your attorney or State Treasurer’s and/or Controller’s Offices. If you do not hold your Shares directly with the Fund, you should contact your broker-dealer, retirement plan, or other third-party intermediary regarding applicable state escheatment laws. Residents of certain states, including Texas, may designate a representative to receive escheatment or abandoned property notices regarding Fund shares. For more information, please contact your financial intermediary. A completed designation form may be mailed to the below address.
Thrivent Church Loan and Income Fund
901 Marquette Avenue, Suite 2500
Minneapolis, Minnesota 55402-3211
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Periodic Repurchase Offers

The Fund is a closed-end “interval fund” and, to provide liquidity and the ability to receive NAV per share on a disposition of at least a portion of your Shares, makes periodic offers to repurchase Shares. No Shareholder will have the right to require the Fund to repurchase its Shares, except as permitted by the Fund’s interval structure. No public market for the Shares exists, and none is expected to develop in the future. Consequently, Shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their Shares by the Fund, and then on a quarterly basis.
The Fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without Shareholder approval, requiring the Fund to offer to repurchase at least 5% and not more than 25% of its Shares at NAV per share on a regular quarterly schedule. The schedule requires the Fund to make repurchase offers every three months.
Repurchase Dates
The Fund will make quarterly repurchase offers every three months, in the months of March, June, September and December. As discussed below, the date on which the repurchase price for Shares is determined will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day).
Repurchase Request Deadline
The Repurchase Request Deadline is the latest date on which Shareholders wishing to tender Shares for repurchase in response to a repurchase offer can tender their Shares. When a repurchase offer commences, the Fund will send written notice to each record Shareholder at least 21 days before the Repurchase Request Deadline. The notice will set forth, among other things:
•	The percentage of outstanding Shares that the Fund is offering to repurchase and how the Fund will purchase Shares on a pro rata basis if the offer is oversubscribed.
•	The latest date on which Shareholders can tender their Shares in response to a repurchase offer.
•	The date that will be used to determine the Fund’s NAV per share applicable to the repurchase offer (the “Repurchase Pricing Date”).
•	The date by which the Fund will pay to Shareholders the proceeds from their Shares accepted for repurchase.
•	The NAV per share of the Shares as of a date no more than seven days before the date of the written notice and the means by which Shareholders may ascertain the NAV per share.
•	The procedures by which Shareholders may tender their Shares and the right of Shareholders to withdraw or modify their tenders before the Repurchase Request Deadline.
•	The circumstances in which the Fund may suspend or postpone the repurchase offer.
This notice may be included with a Shareholder report or other Fund document. If you invest in the Fund through a financial intermediary, the notice will be provided to you by your financial intermediary. This notice will also be posted on the Fund’s website at thriventintervalfunds.com.
The Repurchase Request Deadline will be strictly observed. If a Shareholder fails to submit a repurchase request in good order by the Repurchase Request Deadline, the Shareholder will be unable to liquidate Shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the Repurchase Request Deadline.
You must have a Medallion Signature Guarantee if you tender shares for repurchase with a value of $500,000 or more. A Medallion Signature Guarantee is a stamp provided by a financial institution that verifies your signature. You endorse the applicable form and have the signature(s) guaranteed by an eligible guarantor institution such as a commercial bank, trust company, security broker or dealer, credit union, or a savings association participating in the Medallion Signature Guarantee Program. A Medallion Signature Guarantee may generally be obtained at any national bank or brokerage firm. We may waive the Medallion Signature Guarantee requirement in limited instances. The Fund does not accept Medallion Signature Guarantees by fax.
A tender of shares for repurchase between $100,000 and $499,999.99 requires one of the following three procedures:
•	Your notarized signature;
•	A Medallion Signature Guarantee; or
•	An attestation of your signature by your Thrivent Financial representative.
We may waive these requirements in limited instances. One of these three procedures would also be required for:
•	Requests to send repurchase proceeds to an address other than the one listed on the account;
•	Requests to wire funds or directly deposit funds to a bank account with a bank name registration different than the bank name of the account;
•	Requests to make repurchase proceeds payable to someone other than the current account owner;
•	Requests to repurchase shares if there has been a change of address on the account within the preceding 15 days;
•	Requests to repurchases shares if there has been a new bank of record added on the account within the preceding 15 days.

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Determination of Repurchase Price and Payment for Shares
The Repurchase Pricing Date will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). The Fund expects to distribute payment to Shareholders between one (1) and three (3) business days after the Repurchase Pricing Date and will distribute such payment no later than seven (7) calendar days after such date (the “Repurchase Payment Deadline”). The Fund’s NAV per share may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and Repurchase Pricing Date. The method by which the Fund calculates NAV per share is discussed below under “Determination of Net Asset Value.” During the period an offer to repurchase is open, Shareholders may obtain the current NAV per share by calling the Interaction Center at 800-847-4836. You may also obtain the current NAV per share at thriventintervalfunds.com.
The Fund does not currently charge a repurchase fee. However, the Fund may introduce a repurchase fee in the future of up to 2% on Shares accepted for repurchase by the Fund, subject to approval of the Board, which the Fund would retain, among other things, to help offset estimated costs related to the repurchase offers (such as bid to ask spreads) incurred by the Fund, directly or indirectly, as a result of repurchasing Shares, thus allocating estimated transaction costs to the Shareholder whose Shares are being repurchased. The Fund may modify the amount of a repurchase fee at any time. The Fund may also waive or reduce the repurchase fee if the Adviser determines that the repurchase is offset by a corresponding purchase or if for other reasons the Fund will not incur transaction costs or will incur reduced transaction costs. The Fund will not impose any repurchase fee on repurchases of Shares acquired through the reinvestment of distributions.
Suspension or Postponement of Repurchase Offers
The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act, as described below, but only with the approval of a majority of the Trustees, including a majority of Trustees who are not “interested persons” of the Fund, as defined in the 1940 Act.
The Fund may suspend or postpone a repurchase offer only: (i) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under the Code; (ii) for any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (iii) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (iv) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund. The Fund will provide notice to Shareholders of any suspension or postponement of a repurchase offer.
Oversubscribed Repurchase Offers
There is no minimum number of Shares that must be tendered before the Fund will honor repurchase requests. However, the Fund’s Trustees set for each repurchase offer a maximum percentage of Shares that may be repurchased by the Fund. In the event a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional Shares up to a maximum amount of 2% of the outstanding Shares of the Fund. If the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the Shares tendered on a pro rata basis. The Fund does not currently expect to offer to repurchase additional Shares in the event a repurchase offer is oversubscribed.
If any Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other Shareholders’ requests. Thus, there is a risk that the Fund may not purchase all of the Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some Shareholders may tender more Shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.
There is no assurance that you will be able to tender your Shares when or in the amount that you desire.
Consequences of Repurchase Offers
From the time the Fund distributes or publishes each repurchase offer notification until the Repurchase Pricing Date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the Repurchase Payment Deadline, or which mature by the Repurchase Payment Deadline. Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV. The Fund anticipates that in the ordinary course it will hold liquid debt securities as well as Church Loans.
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The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to purchase investments to satisfy the obligation to maintain “liquid assets” described above, or to meet repurchase requests. The Fund may enter into dollar rolls on mortgage-backed securities to maintain “liquid assets” or to meet repurchase requests. Entering into dollar rolls may be considered a form of borrowing for some purposes. There is no assurance that the Fund will be able sell a significant amount of additional Shares so as to avoid borrowing to meet repurchase obligations. Repurchase of the Fund’s Shares will tend to reduce the amount of outstanding Shares and, depending upon the Fund’s performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional Shares are not sold and expenses otherwise remain the same (or increase). These and other possible risks associated with the Fund’s repurchase offers are described under “Risk Considerations – Repurchase Offers Risk” above. In addition, to the extent the Fund sells portfolio holdings in order to fund repurchase requests, the repurchase of Shares by the Fund will be a taxable event for the Shareholders of repurchased Shares, and potentially even for Shareholders that do not participate in the repurchase offer. For a discussion of these tax consequences, see “Tax Matters” below and “Tax Information” in the SAI.
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Determination of Net Asset Value

The price of the Fund’s Shares is based on the Fund’s net asset value (“NAV”). The Fund determines its NAV once daily at the close of regular trading on the New York Stock Exchange (“NYSE”), which is normally 4:00 p.m. Eastern time. If the NYSE has an unscheduled early close but certain other markets remain open until their regularly scheduled closing time, the NAV may be determined as of the regularly scheduled closing time of the NYSE. If the NYSE and/or certain other markets close early due to extraordinary circumstances (e.g., weather, terrorism, etc.), the NAV may be calculated as of the early close of the NYSE and/or certain other markets. The NAV generally will not be determined on days when, due to extraordinary circumstances, the NYSE and/or certain other markets do not open for trading. The Fund generally does not determine NAV on holidays observed by the NYSE or on any other day when the NYSE is closed. The NYSE is regularly closed on Saturdays and Sundays, New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The price at which you purchase Shares of the Fund is based on the next calculation of the NAV after the Fund receives your purchase request in good order.
The Fund determines the NAV of the Fund’s Shares by dividing the total Fund assets, less all liabilities, by the total number of outstanding Shares. To determine the NAV, the Fund generally values securities at current market value using readily available market prices, when available. However, many of the Fund’s investments do not have readily available market prices. The value of portfolio securities is determined in the following manner:
•	Fixed income securities traded on a national securities exchange will be valued at the last sale price on such securities exchange that day. If there have been no sales, the latest bid quotation is used.
•	Because market quotations are generally not “readily available” for many debt securities, including Church Loans, they may be valued by an approved pricing service (“APS”), using the evaluation or other valuation methodologies used by the APS. Prices provided by an APS may be determined without relying exclusively on quoted prices and may consider institutional trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data employed in determining valuation for such securities. If quotations are not available from the APS, the Adviser’s Valuation Committee shall obtain a manual price from a broker or make a fair value determination. The APS used by the Fund as of the date hereof values securities, including Church Loans, as of the close of regular trading on the London Stock Exchange (“LSE”), which is several hours before the close of the NYSE. As a result, prices received from the APS may be adjusted by the Adviser’s Valuation Committee in calculating the Fund’s daily NAV due to information received after the close of the LSE.
•	For Church Loans with no readily available market quotations or APS valuations, or if APS valuations must be adjusted based on information received after the close of the LSE, the Board has authorized the Adviser’s Valuation Committee to fair value these investments. The Adviser is authorized to use a pricing service not affiliated with Thrivent Financial to execute the daily valuation methodology. Pricing of such Church Loans will take into account relevant factors, which may include borrower and loan-level data (e.g., principal amount, interest rate, term, credit quality of the borrower and credit spreads based on market observations by the Adviser). A fair valuation will be made for each Church Loan using loan specific cash flows discounted at a rate made up of risk spread determined by the Adviser and the appropriate U.S. Treasury rate. If the Adviser determines that it is probable that a Church Loan will become subject to foreclosure, factors considered in the fair value determination may include the estimated value of property securing the loan, estimated cost of disposition of the property and estimated time to dispose of the property.
•	The Fund may value debt securities with a remaining maturity of 60 days or less at amortized cost.
If the valuation of the applicable instrument is not covered by the valuation methods described above or if the valuation methods are described above, but the Adviser determines that they do not accurately reflect fair value for a security, the Board has authorized the Adviser’s Valuation Committee to make fair valuation determinations pursuant to policies approved by the Board. Fair valuation of a particular security is an inherently subjective process, with no single standard to utilize when determining a security’s fair value. In each case where a security is fair valued, consideration is given to the facts and circumstances relevant to the particular situation. This consideration includes a review of various factors set forth in the pricing policies adopted by the Board. In the case of Church Loans, these factors may include market conditions, the creditworthiness of the borrower, and the likelihood of prepayment. For any portion of the Fund’s assets that are invested in mutual funds, the NAV is calculated based upon the NAV of the mutual funds in which the Fund invests, and the prospectuses for those mutual funds explain the circumstances under which they will use fair value pricing and the effects of such a valuation.

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Distribution Policy and Distribution Reinvestment Policy

Distribution Policy
The Fund distributes most or all of its net earnings and realized gains, if any, in the form of dividends from net investment income (“dividends”) and distributions of net realized capital gains (“capital gain distributions,” and together with dividends, “distributions”). The Fund declares dividends daily and distributes them to Shareholders of record monthly. Dividends are derived from net investment income and interest received by the Fund. Capital gain distributions, if any, usually will be declared and paid in December for the prior twelve-month period ending October 31. The Fund does not have a fixed distribution rate nor does it guarantee that it will pay any distributions in any particular period.
Distribution Options
When completing your application, you may select one of the following options for distributions. Notify the Fund of a change in your distribution option at least 10 days before the record date of the distribution.
•	Full Reinvestment. Distributions from the Fund will be reinvested in additional Shares of the same class of the Fund. This option will be selected automatically unless one of the other options is specified.
•	Full Reinvestment in a Different Fund. You may also choose to have your distributions reinvested into an existing account of the same class of another Thrivent fund.
•	Part Cash and Part Reinvestment. You may request to have part of your distributions paid in cash and part of your distributions reinvested in additional Shares of the same class of the Fund.
•	All Cash. Distributions will be paid in cash. You may choose to send your distributions directly to your bank account or request to have a check sent to you.
The Fund reserves the right to automatically reinvest any distributions into your account that are less than $10.00. Distributions paid in Shares will be credited to your account at the next determined NAV per share. The Board reserves the right to change the distribution policy from time to time.
Distribution Reinvestment Policy
The Fund has a distribution reinvestment policy administered by Thrivent Financial Investor Services Inc. Pursuant to the policy, a Shareholder who elects to have distributions reinvested in whole or in part in additional Shares of the Fund or who do not specify a distribution option, will have his or her pro rata portion of the Fund’s income dividends or capital gains or other distributions (each, a “distribution” and collectively, “distributions”), net of any applicable U.S. withholding tax, are reinvested in Shares of the Fund. Under the distribution reinvestment policy, the Fund’s distributions to Shareholders are reinvested in full and fractional Shares as described below.
When the Fund declares a distribution, the transfer agent, on the Shareholder’s behalf, will receive additional authorized Shares from the Fund either newly issued or repurchased from
Shareholders by the Fund and held as treasury Shares. The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund’s NAV per share.
The transfer agent maintains all Shareholder accounts and furnishes written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. The transfer agent holds Shares in the account of each Shareholder in non-certificated form in the name of the Shareholder, and each Shareholder’s proxy, if any, will include Shares purchased pursuant to the distribution reinvestment policy. A proxy solicitor will distribute all proxy solicitation materials, if any, to participating Shareholders.
In the case of Shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the distribution reinvestment policy, the transfer agent will administer the distribution reinvestment policy on the basis of the number of Shares certified from time to time by the record Shareholder as representing the total amount of Shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the distribution reinvestment policy. Shareholders whose Shares are held in the name of a bank, broker or nominee should contact the bank, broker or nominee for details. Such Shareholders may not be able to transfer their Shares to another bank or broker and continue to participate in the distribution reinvestment policy.
Neither the transfer agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the distribution reinvestment policy, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or repurchased for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.
The automatic reinvestment of distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions. See “Tax Matters.”
The Fund reserves the right to amend or terminate the distribution reinvestment policy. There is no direct service charge to participants with regard to purchases under the distribution reinvestment policy; however, the Fund reserves the right to amend the distribution reinvestment policy to include a service charge payable by the participants.
All correspondence concerning the distribution reinvestment policy should be sent to:
Thrivent Church Loan and Income Fund
P.O. Box 219348
Kansas City, Missouri 64121-9348

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Description of the Fund

Description of Capital Structure and Shares
The following is a brief description of the capital structure of the Fund. This description does not purport to be complete and is subject to and qualified in its entirety by reference to the Declaration and the Fund’s By-Laws (the “By-Laws”). The Declaration and By-Laws are each exhibits to the registration statement of which this Prospectus is a part.
The Fund is a statutory trust established under the laws of the State of Delaware. The Declaration provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Declaration authorizes the division of the beneficial interest in each Class into Shares without limitation as to number, with or without par value. The Fund currently offers one class of Shares: Class S.
Shareholders will be entitled to the payment of distributions when, as and if declared by the Board. All Shares have equal rights to the payment of distributions and the distribution of assets upon liquidation. Shares will, when issued, be fully paid and non-assessable by the Fund and will have no pre-emptive or conversion rights or rights to cumulative voting. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund and the liquidation preference with respect to any outstanding preferred shares, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund pro rata among the holders of the Shares.
The Board may classify or reclassify any issued or unissued shares of the Fund into shares of any class by redesignating such shares or by setting or changing in any one or more respects, from time to time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, or terms or conditions of repurchase of such shares. Any such classification or reclassification will comply with the provisions of the Declaration and the 1940 Act.
The Declaration provides for indemnification out of Fund property against liability and against all expenses reasonably incurred or paid by any Shareholder in connection with any claim, action, suit or proceeding in which such Shareholder becomes involved as a party or otherwise by virtue of Shareholder being or having been a Shareholder in the Fund.
The Fund does not intend to hold annual meetings of Shareholders unless required by law. If the Fund does hold a meeting of Shareholders, each whole Share shall be entitled to one vote as to any matter on which it is entitled to vote and each fractional Share shall be entitled to a proportionate fractional vote.
The following table shows the amounts of Shares of the Fund that were authorized and outstanding as of May 31, 2020:
(1)	(2)	(3)	(4)
Share Class	Amount Authorized	Amount Held by the Fund or for its Account	Amount Outstanding Exclusive of Amount Shown Under Column (3)
S	Unlimited	0	2,821,764
Anti-Takeover and Other Provisions in the Declaration of Trust
The Declaration and the By-Laws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status.
The Declaration requires the affirmative vote or consent of holders of at least seventy-five percent (75%) of the Fund’s shares entitled to vote on the matter, or the holders of at least seventy-five percent (75%) of the shares of each class affected by the matter, voting as separate classes, to authorize certain transactions not in the ordinary course of business, including: (1) the termination, merger, reorganization or consolidation, or liquidation of the Fund or any class thereof not initially proposed by the Board; (2) the sale or conveyance of all or a substantial part of the Fund’s assets; (3) with certain exceptions, the sale, lease or exchange (in one or a series of transactions in any 12-month period) of all or a substantial part of the assets of the Fund having an aggregate fair market value of $1,000,000 or more to any “Principal Shareholder” (as defined below); or (4) with certain exceptions, the sale, lease or exchange to the Fund, in exchange for shares of the Fund (in one or a series of transactions in any 12-month period), of any assets of any Principal Shareholder having an aggregate fair market value of $1,000,000 or more, unless such transaction described above has been approved by a “Supermajority” (defined as two-thirds) of the Trustees. The term “Principal Shareholder” means any corporation, person or other entity which is the beneficial owner, directly or indirectly, of more than five percent (5%) of the outstanding shares of the Fund or class and shall include any Associates or Affiliates of such Principal Shareholder. The term “Affiliate” and “Associate” shall have the meaning ascribed to each such respective term in Rule 12b-2 under the Securities Exchange Act of 1934. The Board has the power to allow, by vote of a Supermajority of the Trustees, including a Supermajority of the Independent Trustees, a lesser vote to approve the above transactions described above to the extent not otherwise addressed by the Declaration or by applicable law.
The Declaration requires the affirmative vote or consent of holders of at least seventy-five percent (75%) of the shares of the

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Fund entitled to vote on the matter, or the holders of at least seventy-five percent (75%) of the shares of each class of shares affected by the matter, voting as separate classes, to authorize a conversion of the Fund from a closed-end investment company to an open-end investment company, unless the conversion is authorized by a majority of the Trustees (in which case 36 Shareholders would have the minimum voting rights required by the 1940 Act with respect to the conversion).
A Trustee may be removed from office only with cause by a vote of the holders of at least two-thirds of the total shares of the Fund issued and outstanding at a meeting called by Shareholders owning at least majority of the outstanding shares of the Fund.
The Declaration also requires that prior to bringing a derivative action, a demand must first be made on the Board by Shareholders eligible to bring such derivative action under the Delaware Statutory Trust Act who collectively hold shares representing twenty-five percent (25%) of more of the issued and outstanding shares of the Fund, or twenty-five percent (25%) or more of the issued and outstanding shares of the class to which the action relates if it does not relate to all classes. A decision by a majority of the Trustees, including a majority of the Independent Trustees, or, if the Trustees have appointed a committee to consider the demand, the majority of that committee, that maintaining a derivative suit would not be in the best interests of the Fund or the affected class and to reject the demand, shall be final and binding upon the Shareholders and judicially unreviewable.
Reasonable expenses, including reasonable attorney’s fees, may be assessed against a Shareholder who brings a derivative action and does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought. There may also be additional requirements or restrictions on Shareholder derivative lawsuits involving the Fund imposed by law.
The Declaration provides that, in accordance with the Delaware Statutory Trust Act, any suit against the Fund, any class, or the Trustees or officers of the Fund shall be brought exclusively in the State of Delaware. The Declaration also includes a provision that any Shareholder bringing an action against the Fund, any class, or the Trustees or officers of the Fund waives the right to trial by jury to the fullest extent permitted by law.
The foregoing is intended only as a summary and is qualified in its entirety by reference to the full text of the Declaration and the By-Laws, both of which are on file with the SEC.
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Tax Matters

General
The following is a brief general summary of certain material federal tax considerations affecting the Fund and its Shareholders with respect to the purchase, ownership, and disposition of Shares. It is based on the Code and the regulations thereunder in effect on, and judicial authorities and published positions of IRS, and other applicable authorities, publicly available as of the date hereof, all of which are subject to change or differing interpretations (possibly with retroactive effect); no assurance can be given that future legislation, regulations, court decisions, and/or administrative pronouncements will not significantly change applicable law and materially affect the conclusions expressed herein, and any such change, even though made after an investor has invested in the Fund, could be applied retroactively. Tax matters are complicated, and this discussion does not purport to be complete or to deal with all aspects of federal income taxation that may be relevant to you in light of your particular circumstances or to Shareholders who or that are subject to special federal tax rules – such as banks, thrift institutions and certain other financial institutions, real estate investment trusts (“REITs”), insurance companies, brokers and dealers in securities or currencies, certain securities traders, persons holding Shares as part of a straddle or other integrated transaction, tax-exempt organizations, qualified pension and profit-sharing plans, individual retirement accounts and plans, certain other tax-deferred accounts, U.S. expatriates, persons with a “functional currency” other than the U.S. dollar, persons subject to the federal alternative minimum tax, and foreign investors (in the case of the certain foreign investors, except as noted below).
Unless otherwise noted, this discussion applies only to a “U.S. Shareholder” that holds Shares as a capital asset (generally, an asset held for investment). For purposes hereof, a “U.S. Shareholder” means a beneficial owner of Shares that, for federal tax purposes, is a “United States person” (as defined in the Code) that is
•	an individual who is a citizen or resident of the United States,
•	a corporation or partnership (or other entity classified as such for federal tax purposes) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia,
•	an estate the income of which is subject to federal income tax regardless of its source, or
•	a trust if (A) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons (as so defined) have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.
If a partnership holds Shares, the federal income tax treatment of a partner in the partnership generally will depend on the partner’s status and the partnership’s activities.
No ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus. Counsel to the Fund has not rendered any legal opinion regarding any tax consequences relating to the Fund or your investment therein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax information discussed below.
Qualification for Treatment as a Regulated Investment Company
The Fund has elected to be a RIC and intends to qualify each taxable year for treatment as a RIC, which qualification requires (among other things) that it distribute to its Shareholders for each taxable year at least the sum of 90% of its “investment company taxable income” (“ICTI”) (which generally includes, among other things, interest income, dividends, the excess, if any, of net short-term capital gain over net long-term capital loss, and net gains and losses from certain foreign currency transactions, if any, all determined without regard to any deduction for dividends paid) and 90% of its net exempt interest income. If the Fund so qualifies, it will not be required to pay federal income tax on any net income and net realized gains it distributes to its Shareholders, but those distributions generally will be taxable to you as a Shareholder when you receive them (unless you are not subject to federal income tax on your income generally).
Treatment of Fund Distributions
The Fund intends to distribute to its Shareholders, at least annually, substantially all or all of its ICTI (and net exempt interest income, if any) and net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss). Dividends the Fund pays to you generally will be taxable as ordinary income to the extent of its E&P, except that dividends attributable to its “qualified dividend income” (i.e., dividends it receives on stock of most domestic and certain foreign corporations with respect to which it satisfies certain holding period and other restrictions) (“QDI”) will be subject to federal income tax for individual and certain other non-corporate Shareholders (each, an “individual Shareholder”) who satisfy those restrictions with respect to their Shares at the rates for net capital gain a maximum of 15% for a single Shareholder with taxable income not exceeding $441,450 ($496,600 for married Shareholders filing jointly and $469,050 for a head of household) and 20% for those individual Shareholders with taxable income exceeding those respective amounts (which will be adjusted for inflation annually). Part of the Fund’s dividends also may be eligible for the dividends-received deduction allowed to corporations (“DRD”) – the eligible part may not exceed the aggregate dividends the Fund receives from domestic corporations subject to federal income tax (excluding REITs) and excludes dividends from foreign corporations – subject to similar restrictions. Because the Fund’s ordinary income will be derived principally from interest, however, it is currently expected that most of the dividends the Fund pays will not constitute QDI or be eligible for the DRD.

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Distributions the Fund pays to you that are attributable to net capital gain, if any, will be taxable as long-term capital gain, regardless of how long you have held your Shares, at the 15% and 20% maximum federal income tax rates mentioned above. If the Fund distributes to you an amount in excess of its E&P, the excess will be treated first as a non-taxable “return of capital” that will reduce your tax basis in your Shares (thus reducing any loss or increasing any gain on a subsequent taxable disposition by you thereof) and then, if your basis is reduced to zero, as taxable gain from a sale of those Shares. The benefits of the reduced tax rates applicable to long-term capital gain may be impacted by the application of the alternative minimum tax to individual shareholders.
The tax treatment of distributions on your Shares will be the same regardless of whether they are paid to you in cash or reinvested in additional Shares under the Fund’s distribution reinvestment policy. (See “Distribution Policy and Distribution Reinvestment Policy – Distribution Reinvestment Policy.”) Shareholders that receive a dividend distribution in the form of newly issued Shares will be treated for federal income tax purposes as receiving a distribution in an amount equal to the fair market value, determined as of the distribution date, of those Shares. Those Shareholders will have a basis in each such newly issued Share equal to that value.
A distribution will be treated as paid to you on December 31 of a particular calendar year if it is declared by the Fund in October, November, or December of that year with a record date in one of those months and is paid during the following January. Each year, the Fund will notify you of the tax status of its distributions.
Treatment of Share Repurchases
If the Fund repurchases your Shares, you will realize a capital gain or loss in an amount equal to the difference between the repurchase proceeds and your adjusted tax basis in the Shares. That gain or loss will be long-term or short-term depending on your holding period for the Shares. If you tender or are able to sell fewer than all of your Shares pursuant to a repurchase offer, it is possible that any amounts you receive in such repurchase will be taxable to you as a dividend rather than the proceeds of a sale or exchange. In addition, there is a risk that Shareholders who do not tender any of their Shares for repurchase, or whose percentage interest in the Fund otherwise increases as a result of a repurchase offer, will be treated for federal income tax purposes as having received a dividend distribution as a result of their percentage increase in ownership of the Fund. (See “Tax Information – Taxation of Shareholders – Disposition of Shares” in the SAI.)
The Fund’s use of cash to repurchase Shares could adversely affect its ability to satisfy the distribution requirements for treatment as a RIC and to avoid a federal excise tax (described in the SAI). The Fund could also recognize income and gain in connection with its liquidation of portfolio securities to fund Share repurchases. Any such income or gain would be taken into account in determining whether the distribution requirements are satisfied.
Back-up Withholding
By law, the Fund must withhold 24% of your distributions and proceeds as a prepayment of federal income tax if you have not provided complete, correct taxpayer information.
Additional Tax
An individual is required to pay a 3.8% federal tax on the lesser of (i) the individual’s “net investment income,” which generally includes interest, dividends, and net gains from the disposition of investment property (including taxable distributions the Fund pays and net gains realized on any repurchase of Shares), or (ii) the excess of the individual’s “modified adjusted gross income” over $250,000 for married persons filing jointly ($200,000 for single taxpayers). This tax is in addition to any other taxes due on that income. A similar tax applies to estates and trusts.
Foreign Account Tax Compliance Act (“FATCA”)
As explained more fully in the SAI, under FATCA, “foreign financial institutions” (“FFIs”) and “non-financial foreign entities” (“NFFEs”) that are Fund Shareholders may be subject to a generally nonrefundable 30% withholding tax on income dividends the Fund pays. Proposed regulations, which are immediately effective, eliminate the application of the withholding tax to capital gains distributions and the proceeds of repurchases of Shares that was scheduled to begin in 2019. The withholding tax generally can be avoided by an FFI or an NFFE by complying with certain information reporting requirements. An FFI or NFFE that invests in the Fund will need to provide the Fund with documentation properly certifying the entity’s status under FATCA to avoid FATCA withholding. The requirements imposed by FATCA are different from, and in addition to, the tax certification rules to avoid backup withholding described above. Foreign investors are urged to consult their tax advisors regarding the application of these requirements to their own situation and the impact thereof on their investment in the Fund.
* * * * *
The foregoing is only a summary of certain tax considerations generally affecting the Fund and its Shareholders and is not intended as a substitute for careful tax planning. Additional information is contained in the “Tax Information” section of the SAI. Investors are urged to consult their tax advisors with specific reference to their own tax situations.
44

Reports to Shareholders

The Fund will furnish to Shareholders as soon as practicable after the end of each of its taxable years such information as is necessary for them to complete U.S. federal and state income tax or information returns, along with any other tax information required by law. The Fund sends Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

45

Additional Information

A Registration Statement on Form N-2, including any amendments thereto (the “Registration Statement”), relating to the Class S Shares of the Fund offered hereby, has been filed by the Fund with the SEC. The Prospectus and the SAI are parts of, but do not contain all of the information set forth in, the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Class S Shares offered or to be offered hereby, reference is made to the Fund’s Registration Statement. Statements contained in the Prospectus and the SAI as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be accessed from the EDGAR Database on the SEC’s website at SEC.gov, and copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC.
How to Contact Us
Internet:
thriventintervalfunds.com
Telephone:
800-847-4836
New Applications:
Thrivent Church Loan and Income Fund
P.O. Box 219347
Kansas City, Missouri 64121-9347
Additional Investments:
Thrivent Church Loan and Income Fund
P.O. Box 219334
Kansas City, Missouri 64121-9334
Repurchases or Other Requests:
Thrivent Church Loan and Income Fund
P.O. Box 219348
Kansas City, Missouri 64121-9348
Express Mail:
Thrivent Church Loan and Income Fund
430 West 7th Street
Kansas City, Missouri 64105
Fax:
866-278-8363
Wire Transfer Instructions:
State Street Corp.
225 Franklin Street
Boston, MA 02101
ABA #011000028
Account #4195-538-6
Credit:
Thrivent Financial Investor Services Inc. as Agent for the benefit of Thrivent Church Loan and Income Fund
Further Credit:
Thrivent Church Loan and Income Fund
[Shareholder Account Number]
[Shareholder Registration/Name]

46

Table of Contents for the Statement of
Additional Information

General Information about the Fund
Investment Policies and Restrictions
Management of the Fund
Significant Shareholders
Investment Adviser and Portfolio Managers
Underwriting and Distribution Services
Other Services
Brokerage Allocation and Other Practices
Purchase and Repurchase of Shares
Determination of Net Asset Value
Tax Information
Additional Information about the Fund
Registration Statement
Report of Independent Registered Public Accounting Firm and Financial Statement
Description of Dept Ratings
Appendix A – Proxy Voting Policies
47

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A better way to deliver documents
In response to concerns regarding multiple mailings, we send one copy of a shareholder report and one copy of a prospectus for Thrivent Church Loan and Income Fund to each household. This consolidated mailing process is known as householding. It helps save money by reducing printing and postage costs.
•    If you purchased shares through Thrivent:
If you wish to revoke householding in the future, you may write to us at 4321 North Ballard Road, Appleton, WI, 54919-0001, or call us at 800-847-4836. We will begin to send separate regulatory mailings within 30 days of when we receive your request. If you wish to receive an additional copy of this Prospectus or a shareholder report for Thrivent Church Loan and Income Fund, call us toll-free at 800-847-4836. These documents are also available by visiting thriventintervalfunds.com.
•    If you purchased shares from a firm other than Thrivent:
If you wish to revoke householding in the future, or to receive an additional copy of this Prospectus or a shareholder report for Thrivent Church Loan and Income Fund, contact your financial advisor. These documents are also available by visiting thriventintervalfunds.com.

Contact Thrivent Interval Funds
Phone:  800-847-4836
Fax:   866-278-8363
Web: thriventintervalfunds.com
Email:
    contactus@thriventintervalfunds.com
New Applications:
    Thrivent Church Loan and Income Fund
    PO Box 219347
    Kansas City, Missouri 64121-9347
Additional Investments:
    Thrivent Church Loan and Income Fund
    PO Box 219334
    Kansas City, Missouri 64121-9334
Repurchase or Other Requests:
    Thrivent Church Loan and Income Fund
    PO Box 219348
    Kansas City, Missouri 64121-9348
Express Mail:
    Thrivent Church Loan and Income Fund
    430 West 7th Street
    Kansas City, Missouri 64105
Please read this Prospectus carefully before deciding whether to invest, and retain it for future reference. This Prospectus concisely sets forth important information you should know before investing in the Shares. A Statement of Additional Information (“SAI”), as it may be amended, containing additional information about the Fund, has been filed with the SEC. The SAI and the annual and semiannual reports to Shareholders and other information about the Fund can be obtained at no cost by calling 800-847-4836 or by sending an email request to contactus@thriventfunds.com. You may access these documents on the Fund’s website at thriventintervalfunds.com. A table of contents to the SAI is located in this Prospectus. This Prospectus incorporates by reference the entire SAI. The SAI, as well as material incorporated by reference into the Fund’s Registration Statement and other information regarding the Fund, are available on the EDGAR Database on the SEC’s Internet site at SEC.gov. Copies of this information also may be obtained, after paying a duplicating fee, by electronic mail to publicinfo@sec.gov. The Fund’s address is 901 Marquette Avenue, Suite 2500, Minneapolis, MN 55402-3211.
1940 Act File No. 811-23362
Securities offered through Thrivent Distributors, LLC, member FINRA/SIPC and a subsidiary of Thrivent, the marketing name for Thrivent Financial for Lutherans.
32063PR R7-20

Thrivent Church Loan and Income Fund
Statement of Additional Information
Dated July 29, 2020
The Thrivent Church Loan and Income Fund (the “Fund”) is a non-diversified, closed-end management investment company that continuously offers its shares of beneficial interest (“Shares”) and is operated as an “interval fund.” The Fund currently offers one class of Shares: Class S (XCLIX).
This Statement of Additional Information (“SAI”) is not a prospectus, does not include all of the information that a prospective investor should consider before purchasing the Shares, and investors should obtain and read the Fund’s prospectus dated July 29, 2020, as supplemented from time to time (the “Prospectus”) prior to purchasing the Shares. To receive a copy of the Prospectus or annual or semi-annual reports for the Fund, write to Thrivent Church Loan and Income Fund, 901 Marquette Avenue, Suite 2500, Minneapolis, Minnesota 55402-3211, call toll-free 800-847-4836, or visit the Fund’s website (thriventintervalfunds.com).
Capitalized terms in this SAI have the same meaning as in the Prospectus, unless otherwise defined.
The Fund is managed by Thrivent Asset Management, LLC (“Thrivent Asset Mgt.” or the “Adviser”).
The Prospectus and SAI do not purport to create any contractual obligations between the Fund and its Shareholders. In addition, Shareholders are not intended third-party beneficiaries of any contracts entered into by (or on behalf of) the Fund, including contracts with the Adviser or other parties who provide services to the Fund.

GENERAL INFORMATION ABOUT THE FUND
The Fund
Thrivent Church Loan and Income Fund (the “Fund”) is a non-diversified, closed-end management investment company that continuously offers its shares of beneficial interest (“Shares”) and is operated as an “interval fund.” The Fund currently offers only one class of Shares: Class S. The Fund was formed on October 23, 2017 as a Delaware statutory trust, with operations commencing on October 1, 2018. Prior to commencing operations, the Fund had no operations other than matters relating to its organization and registration as a non-diversified, closed-end management investment company. The 12-month period ending March 31 is the Fund’s fiscal year for accounting purposes and the Fund’s taxable year. The Fund may in the future apply for exemptive relief from the Securities and Exchange Commission (“SEC”) to issue different classes of Shares with different expense structures, purchase restrictions, sales charges and ongoing fees, repurchase and/or withdrawal fees, rights and privileges. An investment in the Fund may not be appropriate for all investors.
The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are described in the Prospectus. Additional information concerning the Fund’s non-principal investment strategies are set forth under “Investment Policies and Restrictions” below. Unless otherwise stated herein or in the Prospectus, all investment policies of the Fund may be changed by the Fund’s Board of Trustees (the “Board”) without Shareholder approval.
The Fund is part of a “Fund Complex,” which is comprised of the Fund, Thrivent Mutual Funds, a registered management investment company consisting of 25 funds, Thrivent Series Fund, Inc., a registered management investment company consisting of 33 funds that serve as underlying funds for variable contracts issued by Thrivent Financial for Lutherans (“Thrivent Financial”), Thrivent Cash Management Trust, a registered management investment company consisting of one fund that serves as a cash collateral fund for a securities lending program sponsored by Thrivent Financial, and Thrivent Core Funds, a registered management investment company consisting of five funds that only offers its shares to Thrivent Mutual Funds, Thrivent Series Fund, Inc., and other Thrivent entities.
Non-Diversified Status
The Fund is “non-diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”), which means that it may invest a greater portion of its assets in a more limited number of issuers than a diversified fund. An investment in the Fund may present greater risk to an investor than an investment in a diversified portfolio because changes in the financial condition or market assessment of a single issuer, or the effects of a single economic, political or regulatory event, may cause greater fluctuations in the value of the Fund’s Shares. Although the Fund is non-diversified under the 1940 Act, it is subject to the diversification rules of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), that apply to all “regulated investment companies” (“RICs”). These rules provide that, among the requirements to maintain the favorable tax treatment applicable to RICs, the Fund may not acquire a security if, as a result, with respect to 50% of the value of its total assets, more than 5% of that value would be invested in the securities of a single issuer or more than 10% of the outstanding voting securities of an issuer would be held by the Fund. With respect to the remaining 50% of its total asset value, the Fund is limited to holding no more than 25% of that value in the securities of any one issuer, the securities of any two or more issuers that the Fund controls (by owning 20% or more of their voting power) and that are determined to be engaged in the same, similar or related trades or businesses, or the securities of one or more “qualified publicly traded partnerships”. These limits apply only as of the end of each quarter of the Fund’s taxable (fiscal) year and do not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, or issued by other RICs.

INVESTMENT POLICIES AND RESTRICTIONS
Additional Investment Practices
In addition to those practices stated in the Prospectus, the Fund may purchase the following securities or may engage in the following transactions. Each of these investment practices are non-principal investment strategies except as otherwise noted. However, the Fund is not required to engage in any particular transaction or purchase any particular type of securities or investment, even if to do so might benefit the Fund. In addition, the Fund may be subject to restrictions on its ability to utilize certain investments or investment techniques. Unless otherwise stated herein, these additional restrictions may be changed with the consent of the Board, but without approval by or notice to Shareholders.
Other Securities
Bank Instruments
The Fund may invest in bank instruments in pursuit of its investment objective. These instruments include, but are not limited to, certificates of deposit, bankers’ acceptances and time deposits. Certificates of deposit are generally short-term (i.e., less than one year), interest-bearing negotiable certificates issued by commercial banks or savings and loan associations against funds deposited in the issuing institution. A banker’s acceptance is a time draft drawn on a commercial bank by a borrower, usually in connection with an international commercial transaction (to finance the import, export, transfer or storage of goods). A banker’s acceptance may be obtained from a domestic or foreign bank including a U.S. branch or agency of a foreign bank. The borrower is liable for payment as well as the bank, which unconditionally guarantees to pay the draft at its face amount on the maturity date. Most acceptances have maturities of six months or less and are traded in secondary markets prior to maturity. Time deposits are non-negotiable deposits for a fixed period of time at a stated interest rate.
U.S. branches of foreign banks are offices of foreign banks and are not separately incorporated entities. They are chartered and regulated under federal or state law. U.S. federal branches of foreign banks are chartered and regulated by the Comptroller of the Currency, while state branches and agencies are chartered and regulated by authorities of the respective state or the District of Columbia. U.S. branches of foreign banks may accept deposits and thus are eligible for FDIC insurance; however, not all such branches elect FDIC insurance. U.S. branches of foreign banks can maintain credit balances, which are funds received by the office incidental to or arising out of the exercise of their banking powers and can exercise other commercial functions, such as lending activities.
Investing in foreign branches of U.S. banks and U.S. branches of foreign banks may involve risks. These risks may include future unfavorable political and economic developments, possible withholding or confiscatory taxes, seizure of foreign deposits, currency controls, interest limitations and other governmental restrictions that might affect payment of principal or interest, and possible difficulties pursuing or enforcing claims against banks located outside the U.S. Additionally, foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards or other regulatory requirements and practices comparable to U.S. issuers, and there may be less public information available about foreign banks and their branches and agencies.
Participation on Creditors Committees
Generally, when the Fund holds mortgage loans issued to U.S. non-profit organizations that have a stated Christian mission, including churches, denominations and associations, educational institutions, and other Christian mission-related organizations (each a “Church Loan”) or other similar fixed income securities of an issuer, the Fund becomes a creditor of the issuer. As a creditor of an issuer, the Fund may be subject to challenges related to the investment that it holds, either in connection with the bankruptcy of the issuer or in connection with another action brought by other creditors of the issuer, shareholders of the issuer or the issuer itself (collectively, “restructuring transactions”). Although under no obligation to do so, the Fund may from time to time have an opportunity to consider negotiating or otherwise participating in the restructuring of the Fund’s investment or the issuer of such investment. The Fund may, based on considerations that would be in the best interest of the Fund, negotiate or otherwise participate in a restructuring transaction. The Fund may from time to time participate on committees formed by creditors to negotiate with the management of financially troubled issuers of investments held by the Fund. Such participation may subject the Fund to expenses such as legal fees and may make the Fund an “insider” of the issuer for purposes of the federal securities laws, and therefore may restrict the Fund’s ability to trade in or acquire additional positions in a particular investment when it might otherwise desire to do so. Participation by the Fund on such committees also may expose the Fund to potential liabilities under the federal bankruptcy laws or other laws governing the rights of creditors and debtors. Further, the Adviser has the general authority, subject to the above-mentioned procedures, to represent the Fund on creditors’ committees (or similar committees) or otherwise in connection with a restructuring transaction.
Common Stocks
Common stock generally takes the form of shares in a corporation, which represent an ownership interest. It ranks below preferred stock and debt securities in claims for dividends and for assets of the company in a liquidation or bankruptcy. The value of a company’s common stock may fall as a result of factors directly relating to that company, such as decisions made by its management or decreased demand for the company’s products or services. A stock’s value also may decline because of factors affecting not just the company, but also companies in the same industry or in a number of different industries, such as increases in production costs. The price of a company’s stock also may be affected by changes in financial markets that are relatively unrelated to the company or its industry, such as changes in interest rates, currency exchange rates, or industry regulation. In addition, the price of a company’s stock generally pays dividends only after the company invests in its own business and makes required payments to holders of its bonds, other debt and preferred stock. For this reason, the value of a company’s stock will usually react more strongly than its bonds, other debt and preferred stock to actual or perceived changes in the company’s financial condition or prospects. Stocks of smaller companies may be more vulnerable to adverse developments than those of larger companies. Stocks of companies that the portfolio managers believe are fast-growing may trade at a higher multiple of current earnings than other stocks. The value of such stocks may be more sensitive to changes in current or expected earnings than the values of other stocks. Common stock may be exchange-traded or traded over-the-counter. Over-the-counter stock may be less liquid than exchange-traded stock.
Convertible Securities
Convertible securities are hybrid securities that combine the investment characteristics of bonds and common stocks. Convertible securities include corporate bonds, notes, preferred stock or other securities that may be converted into or exchanged for a prescribed amount of common stock of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest paid or accrued on debt or dividends paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. While no securities investment is without some risk, investments in convertible securities generally entail less risk than the issuer’s common stock, although the extent to which such risk is reduced depends in large measure upon the degree to which the convertible security sells above its value as a fixed-income security. The market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. While convertible securities generally offer lower interest or dividend yields than non-convertible debt securities of similar quality, they do enable the investor to benefit from increases in the market price of the underlying common stock. Holders of convertible securities have a claim on the assets of the issuer prior to the common stockholders, but may be subordinated to holders of similar non-convertible securities of the same issuer. Because of the conversion feature, certain convertible securities may be considered equity equivalents.
Corporate Debt Securities
The Fund may invest in corporate debt securities of U.S. issuers and foreign issuers, and/or it may hold its assets in these securities for cash management purposes. The investment return of corporate debt securities reflects interest earnings and changes in the market value of the security. The market value of a corporate debt obligation may be expected to rise and fall inversely with interest rates generally. There also exists the risk that the issuers of the securities may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. Corporate income-producing securities may include forms of preferred or preference stock. The interest rate on a corporate debt security may be fixed or variable, and may vary inversely with respect to a reference rate. Corporate debt securities may be acquired with warrants attached. Securities rated Baa3 by Moody’s

Investors Service, Inc. (“Moody’s”), BBB- by S&P Global Ratings, a division of The McGraw-Hill Company, Inc. (“S&P”) and BBB- by Fitch Inc. (“Fitch”) are the lowest which are considered “investment grade” obligations. Moody’s describes securities rated Baa as “medium-grade” obligations; they are subject to moderate credit risk and as such may possess certain speculative characteristics. S&P describes securities rated BBB as having “adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the obligation.” For securities rated BBB, Fitch states that “... expectations of default risk are currently low... capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.”
Repurchase Agreements
The Fund may engage in repurchase agreement transactions in pursuit of its investment objective. A repurchase agreement consists of a purchase and a simultaneous agreement to resell an investment for later delivery at an agreed upon price and rate of interest. The Fund must take possession of collateral either directly or through a third-party custodian. If the original seller of a security subject to a repurchase agreement fails to repurchase the security at the agreed upon time, the Fund could incur a loss due to a drop in the market value of the security during the time it takes the Fund to either sell the security or take action to enforce the original seller’s agreement to repurchase the security. Also, if a defaulting original seller filed for bankruptcy or became insolvent, disposition of such security might be delayed by pending court action. The Fund may only enter into repurchase agreements with banks and other recognized financial institutions such as broker/dealers that are found by the Adviser to be creditworthy.
Restricted Securities
The Fund may buy or sell restricted securities, including securities that meet the requirements of Rule 144A under the Securities Act of 1933 (“Rule 144A Securities”). Rule 144A Securities may be resold pursuant to Rule 144A under certain circumstances only to qualified institutional buyers as defined in the rule. Rule 144A Securities may be deemed to be liquid as determined by or in accordance with methods adopted by the Trustees. Under such methods the following factors are considered, among others: the frequency of trades and quotes for the security, the number of dealers and potential purchasers in the market, market making activity, and the nature of the security and marketplace trades. Investments in Rule 144A Securities could have the effect of increasing the level of the Fund’s illiquidity to the extent that qualified institutional buyers become, for a time, uninterested in purchasing such securities. Also, the Fund may be adversely impacted by the subjective valuation of such securities in the absence of an active market for them. Restricted securities that are not resalable under Rule 144A may be subject to risks of illiquidity and subjective valuations to a greater degree than Rule 144A securities.
Reverse Repurchase Agreements
The Fund also may enter into reverse repurchase agreements, which may be viewed as borrowings made by the Fund. A reverse repurchase agreement is a transaction in which the Fund transfers possession of a portfolio instrument to another person, such as a financial institution, broker or dealer, in return for a percentage of the instrument’s market value in cash, with an agreement that at a stipulated date in the future the Fund will repurchase the portfolio instrument by remitting the original consideration plus interest at an agreed upon rate. The use of reverse repurchase agreements may enable the Fund to avoid selling portfolio instruments at a time when a sale may be deemed to be disadvantageous. However, the ability to enter into reverse repurchase agreements does not assure that the Fund will be able to avoid selling portfolio instruments at a disadvantageous time.
The Fund will engage in reverse repurchase agreements that are not in excess of 60 days to maturity and will do so to avoid borrowing cash and not for the purpose of investment leverage or to speculate on interest rate changes. When effecting reverse repurchase agreements, assets of the Fund in a dollar amount sufficient to make payment of the obligations to be purchased are segregated on the Fund’s records at the trade date and maintained until the transaction is settled.

When-Issued and Delayed Delivery Transactions
The Fund may purchase securities on a when-issued and delayed delivery basis. When-issued and delayed delivery transactions arise when U.S. Government obligations and other types of securities are bought by the Fund with payment and delivery taking place in the future. The settlement dates of these transactions, which may be a month or more after entering into the transaction, are determined by mutual agreement of the parties. There are no fees or other expenses associated with these types of transactions other than normal transaction costs.
To the extent the Fund engages in when-issued and delayed delivery transactions, it will do so for the purpose of acquiring portfolio instruments consistent with its investment objective and strategies and not for the purpose of investment leverage. On the settlement date, the value of such instruments may be less than the cost thereof. When effecting when-issued and delayed delivery transactions, the Fund will maintain liquid securities, cash, or cash equivalents of a dollar amount sufficient to make payment for the obligations to be purchased until the transaction has been settled.
Collateralized Mortgage Obligations and Multi-Class Pass-Through Securities
The Fund may invest in in mortgage-backed securities, including collateralized mortgage obligations (“CMOs”) and Multi-Class Pass-Through Securities (“MCPTS”). CMOs and MCPTS are debt instruments issued by special purpose entities secured by pools of mortgage loans or other mortgage-backed securities. MCPTS are interests in a trust composed of mortgage loans or other mortgage-backed securities. Payments of principal and interest on the underlying collateral provide the money to pay debt service on the CMO or make scheduled distributions on the multi-class pass-through security. MCPTS, CMOs, and classes thereof (including those discussed below) are examples of the types of financial instruments commonly referred to as “derivatives.”
A CMO contains a series of bonds or certificates issued in multiple classes. Each CMO class (referred to as “tranche”) has a specified coupon rate and stated maturity or final distribution date. When people start prepaying the principal on the collateral underlying a CMO (such as mortgages underlying a CMO), some classes may retire substantially earlier than the stated maturity or final distribution dates. The issuer structures a CMO to pay or accrue interest on all classes on a monthly, quarterly or semi-annual basis. The issuer may allocate the principal and interest on the underlying mortgages among the classes in many ways. In a common structure, the issuer applies the principal payments on the underlying mortgages to the classes according to scheduled cash flow priorities.
There are many classes of CMOs. Interest only classes (“IOs”) entitle the class shareholders to receive distributions consisting solely or primarily of all or a portion of the interest in an underlying pool of mortgages or mortgage-backed securities (mortgage assets). Principal only classes (“POs”) entitle the class shareholders to receive distributions consisting solely or primarily of all or a portion of the underlying pool of mortgage assets. In addition, there are “inverse floaters,” which have coupon rates that move in the reverse direction to an applicable index, and accrual (or Z) bonds (described below).
Inverse floating CMO classes are typically more volatile than fixed or adjustable rate CMO classes. The Fund would only invest in inverse floating CMOs to protect against a reduction in the income earned on investments due to a predicted decline in interest rates. In the event interest rates increased, the Fund would lose money on investments in inverse floating CMO classes. An interest rate increase would cause the coupon rate on an inverse CMO class to decrease.
Cash flow and yields on IO and PO classes are extremely sensitive to principal payment rates (including prepayments) on the underlying mortgage loans or mortgage-backed securities. For example, rapid or slow principal payment rates may adversely affect the yield to maturity of IO or PO bonds, respectively. If the underlying mortgage assets experience greater than anticipated prepayments of principal, the holder of an IO bond may incur a complete loss in value due to the lost interest stream even if the IO bond has a AAA rating. If the underlying mortgage assets experience slower than anticipated prepayments of principal, the PO bond will incur substantial losses in value due to lost prepayments. Rapid or slow principal payment rates may cause IO and PO bond holders to incur substantially more losses in market value than if they had invested in traditional mortgage-backed securities. On the other hand, if interest rates rise, the value of an IO might increase and partially offset other bond value declines in the Fund’s portfolio. If interest rates fall, the value of a PO might increase offsetting lower reinvestment rates in the Fund’s portfolio.

An accrual or Z bondholder does not receive cash payments until one or more of the other classes have received their full payments on the mortgage loans underlying the CMO. During the period when the Z bondholders do not receive cash payments, interest accrues on the Z class at a stated rate. The accrued interest is added to the amount of principal due to the Z class. After the other classes have received their payments in full, the Z class begins receiving cash payments until it receives its full amount of principal (including the accrued interest added to the principal amount) and interest at the stated rate.
Generally, the date when cash payments begin on the Z class depends on the prepayment rate of the mortgage loans underlying the CMO. A faster prepayment rate results in an earlier commencement of cash payments on the Z class. Like a zero coupon bond, during its accrual period the Z class has the advantage of eliminating the risk of reinvesting interest payments at lower rates during a period of declining interest rates. Like a zero coupon bond, the market value of a Z class bond fluctuates more widely with changes in interest rates than would the market value of a bond from a class that pays interest currently.
Changing interest rates influence prepayment rates. As noted above, such changes in prepayment rates affect the date at which cash payments begin on a Z tranche, which in turn influences its market value.
Collateralized Debt Obligations
The Fund may invest in collateralized debt obligations (“CDOs”), which include collateralized loan obligations (“CLOs”), collateralized bond obligations (“CBOs”), and other similarly structured securities. CDOs are types of asset-backed securities. A CLO is ordinarily issued by a trust or other special purpose entity (“SPE”) and is typically collateralized by a pool of loans, which may include, among others, domestic and non-U.S. senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans, held by such issuer. A CBO is ordinarily issued by a trust or other SPE and is typically backed by a diversified pool of fixed income securities (which may include high risk, below investment grade securities) held by such issuer. Although certain CDOs may benefit from credit enhancement in the form of a senior-subordinate structure, over-collateralization or bond insurance, such enhancement may not always be present, and may fail to protect the Fund against the risk of loss on default of the collateral. Certain CDO issuers may use derivatives contracts to create “synthetic” exposure to assets rather than holding such assets directly, which entails the risks of derivative instruments described elsewhere in this SAl.
CDOs may charge management fees and administrative expenses, which are in addition to those of the Fund.
For both CLOs and CBOs, the cash flows from the SPE are split into two or more portions, called tranches, varying in risk and yield. The riskiest portion is the “equity” tranche, which bears the first loss from defaults from the bonds or loans in the SPE and serves to protect the other, more senior tranches from default (though such protection is not complete). Since it is partially protected from defaults, a senior tranche from a CLO or CBO typically has higher ratings and lower yields than its underlying securities, and may be rated investment grade. Despite the protection from the equity tranche, CLO or CBO tranches can experience substantial losses due to actual defaults, downgrades of the underlying collateral by rating agencies, forced liquidation of the collateral pool due to a failure of coverage tests, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults as well as investor aversion to CLO or CBO securities as a class. Interest on certain tranches of a CDO may be paid in kind or deferred and capitalized (paid in the form of obligations of the same type rather than cash), which involves continued exposure to default risk with respect to such payments.
The risks of an investment in a CDO depend largely on the type of the collateral securities and the class of the CDO in which the Fund invests. Normally, CLOs, CBOs and other CDOs are privately offered and sold, and thus are not registered under the securities laws. As a result, investments in CDOs may be characterized by the Fund as illiquid securities. However, an active dealer market may exist for CDOs, allowing a CDO to qualify for Rule 144A transactions. In addition to the normal risks associated with fixed income securities and asset-backed securities generally discussed elsewhere in this SAI, CDOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the risk that the collateral may default or decline in value or be downgraded, if rated by a nationally recognized statistical rating organization (“NRSRO”); (iii) the Fund may invest in tranches of CDOs that are subordinate to other tranches; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (v) the investment return achieved by the Fund could be significantly different than those predicted by financial models; (vi) the lack of a readily available secondary market for CDOs; (vii) risk of forced “fire sale” liquidation due to technical defaults such as coverage test failures; and (viii) the CDO’s manager may perform poorly.
Senior Loans (Non-Church Loan)
Senior loans hold the most senior position in the capital structure of a business entity, are typically secured with specific collateral and have a claim on the general assets of the borrower that is senior to that held by subordinated debtholders and stockholders of the borrower. The proceeds of senior loans primarily are used to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, and, to a lesser extent, to finance internal growth and for other corporate purposes. Senior loans typically have rates of interest which are redetermined either daily, monthly, quarterly or semi-annually by reference to a base lending rate, plus a premium. These base lending rates generally are LIBOR, the prime rate offered by one or more major United States banks or the certificate of deposit rate or other base lending rates used by commercial lenders.
Senior loans may not be rated by a rating organization, will not be registered with the SEC or any state securities commission and generally will not be listed or traded on any national securities exchange. Therefore, senior loans held by the Fund may not be protected by the securities laws, the amount of public information available about senior loans may be limited, and the performance of investments in senior loans may be more dependent on the analytical abilities of the Adviser than would be the case for investments in more widely-rated, registered or exchange-listed or traded securities. In evaluating the creditworthiness of borrowers, the Adviser may consider, and may rely in part, on analyses performed by others. The Adviser generally does not receive material, non-public information about borrowers, which may further limit the information available to the Adviser about senior loans. In the event the Adviser receives material, non-public information about a borrower that also issues public securities, the Adviser may be restricted from trading in such public securities which could adversely impact performance of the Fund. Moreover, certain senior loans may be subject to contractual restrictions on resale and, therefore, may be illiquid.
Structured Securities
The Fund may invest in structured securities. The issuer of a structured security links the security’s coupon, dividend or redemption amount at maturity to some sort of financial indicator. Such financial indicators can include currencies, interest rates, individual securities, commodities and indexes. The coupon, dividend and/or redemption amount at maturity may increase or decrease depending on the value of the linked or underlying instrument.
Investments in structured securities involve certain risks. In addition to the normal credit and interest rate risks inherent with a debt security, the redemption amount may increase or decrease as a result of price changes in the underlying instrument. Depending on how the issuer links the coupon and/or dividend to the underlying instrument, the amount of the dividend may be reduced to zero. Any further declines in the value of the underlying instrument may then reduce the redemption amount at maturity. Structured securities may have more volatility than the price of the underlying instrument.
In addition, structured securities include equity linked notes. An equity linked note is a note whose performance is tied to a single stock, a stock index or a basket of stocks. Equity linked notes can combine the principal protection normally associated with fixed income investments with the potential for capital appreciation normally associated with equity investments. Not all equity linked notes, however, provide principal protection. Upon the maturity of the note, the holder receives, but is not guaranteed, a return of principal based on the capital appreciation of the linked securities. Depending on the terms of the note, equity linked notes may also have a “cap” or “floor” on the maximum principal amount to be repaid to holders, irrespective of the performance of the underlying linked securities. The secondary market for equity linked notes may be limited, and the lack of liquidity in the secondary market may make these securities difficult to dispose of and to value. Equity linked notes will be considered equity securities for purposes of the Fund’s investment objective and strategies.

Variable Rate Demand Notes
The Fund may purchase variable rate master demand notes. Variable rate master demand notes are unsecured instruments that permit the indebtedness thereunder to vary and provide for periodic adjustments in the interest rate. These notes are normally not traded, and there is no secondary market for the notes. However, the Fund may demand payment of the principal for such Fund at any time. If an issuer of a variable rate master demand note defaulted on its payment obligation, the Fund might not be able to dispose of the note due to the absence of a secondary market. The Fund might suffer a loss to the extent of the default.
Lending Securities
Consistent with applicable regulatory requirements, the Fund may from time to time lend the securities it holds to broker-dealers, provided that such loans are made pursuant to written agreements and are initially secured by collateral in the form of cash or domestic securities in an amount equal to at least 102% of the market value or foreign securities in an amount equal to at least 105% of the market value. In electing to engage in securities lending for the Fund, the Adviser will take into account the investment objective and principal strategies of the Fund. For the period during which the securities are on loan, the lending Fund will be entitled to receive the interest and dividends, or amounts equivalent thereto, on the loaned securities and a fee from the borrower or interest on the investment of the cash collateral. The right to terminate the loan will be given to either party subject to appropriate notice. Upon termination of the loan, the borrower will return to the Fund securities identical to the loaned securities.
The primary risk in lending securities is that the borrower may become insolvent on a day on which the loaned security is rapidly increasing in value. In such event, if the borrower fails to return the loaned security, the existing collateral might be insufficient to purchase back the full amount of the security loaned, and the borrower would be unable to furnish additional collateral. The borrower would be liable for any shortage, but the lending Fund would be an unsecured creditor with respect to such shortage and might not be able to recover all or any portion thereof. However, this risk may be minimized by carefully selecting borrowers and securities to be lent and by monitoring collateral.
The Fund may not lend any security or make any other loan if, as a result, more than one-third of its total assets would be lent to other parties.
High Yield Securities (“Junk Bonds”) and Securities of Distressed Companies
The Fund may invest in debt instruments that are, at the time of purchase, rated below investment grade (below Baa3 by Moody’s or below BBB- by either S&P or Fitch), or unrated but determined by the Fund to be of comparable quality. The Fund may also invest in defaulted securities and debtor-in-possession financings. A description of the ratings categories used is set forth under “Description of Debt Ratings” in this SAI.
A security is considered to be below “investment grade” quality if it is either (1) not rated in one of the four highest rating categories by one of the nationally recognized statistical rating organizations (“NRSROs”) (i.e., rated Ba or below by Moody’s, BB or below by S&P or BB or below by Fitch) or (2) if unrated, determined by the Fund to be of comparable quality to obligations so rated. Investments in securities rated below investment grade are described as “speculative” by Moody’s, S&P and Fitch, and are commonly referred to as “high yield” securities or “junk bonds.” Additional information about Moody’s, S&P’s and Fitch’s securities ratings is included under “Description of Debt Ratings” in this SAI.
Investment in lower rated debt securities and securities of distressed companies generally provides greater income and increased opportunity for capital appreciation than investments in higher quality securities, but it also typically entails greater price volatility and principal and income risk. Securities of distressed companies include both debt and equity securities. High yield securities and debt securities of distressed companies are regarded as predominantly speculative with respect to the issuer’s continuing ability to meet principal and interest payments. Issuers of high yield and distressed company securities may be involved in restructurings or bankruptcy proceedings that may not be successful. Analysis of the creditworthiness of high yield or distressed companies may be more complex than for issuers of higher quality debt.

Investments in high yield securities, debt securities of distressed companies and unrated securities of similar credit quality may subject the Fund to greater levels of credit risk, call risk and liquidity risk than funds that do not invest in such securities. An economic downturn or individual corporate developments could adversely affect the market for these securities and reduce the Fund’s ability to sell these securities at an advantageous time or price. A projection of an economic downturn, for example, could cause a decline in prices of high yield securities and debt securities of distressed companies because the advent of a recession could lessen the ability of a highly leveraged company to make principal and interest payments on its debt securities, and a high yield security may lose significant market value before a default occurs. If an issuer of high yield or distressed company securities defaults, in addition to risking payment of all or a portion of interest and principal, the Fund may incur additional expenses to seek recovery of its investments. In the case of securities structured as zero-coupon or pay-in-kind securities, their market prices are affected to a greater extent by interest rate changes, and therefore tend to be more volatile than securities which pay interest periodically and in cash.
Issuers of high yield securities and securities of distressed companies may have the right to “call” or redeem the issue prior to maturity, which may result in the Fund having to reinvest the proceeds in other high yield securities that may pay lower interest rates. In addition, the high yield securities and securities of distressed companies in which the Fund invests may not be listed on any exchange and a secondary market for such securities may be comparatively illiquid relative to markets for other more liquid fixed income securities. A lack of publicly-available information, irregular trading activity and wide bid/ask spreads among other factors, may, in certain circumstances, make high yield and distressed company debt difficult to sell at an advantageous time or price than other types of securities or instruments. These factors may result in the Fund being unable to realize full value for these securities and/or may result in the Fund not receiving the proceeds from a sale of a high yield or distressed company security for an extended period after such sale, each of which could result in losses to the Fund. Because of the risks involved in investing in high yield securities and securities of distressed companies, to the extent that the Fund invests a significant portion of its assets in high yield securities and/or securities of distressed companies, which it does not currently intend to do, an investment in the Fund should be considered speculative.
The use of credit ratings as the sole method of evaluating high yield securities and debt securities of distressed companies can involve certain risks. For example, credit ratings evaluate the safety of principal and interest payments of a debt security, not the market value risk of the security. Also, credit rating agencies may fail to change credit ratings in a timely fashion to reflect events since the security was last rated. The Fund does not rely solely on credit ratings when selecting debt securities for the Fund, and develops its own independent analysis of issuer credit quality. If a credit rating agency downgrades the rating of a debt security held by the Fund, the Fund may retain the security if the Fund deems it in the best interest of Shareholders.
Non-Standard Warrants
The Fund may use non-standard warrants, including low exercise price warrants or low exercise price options and participatory notes, to gain indirect exposure to issuers in certain countries. Non-standard warrants are different from standard warrants in that they do not give their holders the right to receive a security of the issuer upon exercise. Rather, they pay the holder the difference in price of the underlying security between the date the non-standard warrant was purchased and the date it is sold. Non-standard warrants are generally a type of equity-linked derivative that are traded over-the-counter and constitute general unsecured contractual obligations of the banks or broker-dealers that issue them. Generally, banks and broker-dealers associated with non-U.S.-based brokerage firms buy securities listed on certain foreign exchanges and then issue non-standard warrants that are designed to replicate the performance of certain issuers and markets. The performance results of non-standard warrants will not replicate exactly the performance of the issuers or markets that they seek to replicate due to transaction costs and other expenses. The holder of a non-standard warrant typically does not receive voting or other rights as it would if it directly owned the underlying security, and non-standard warrants present similar risks to investing directly in the underlying security. Additionally, non-standard warrants entail the same risks as other over-the-counter derivatives. These include the risk that the counterparty or issuer of the non-standard warrant may not be able to fulfill its obligations, that the holder and counterparty or issuer may disagree as to the meaning or application of contractual terms, or that the instrument may not perform as expected. Additionally, there is no guarantee that a liquid market will exist for a particular non-standard warrant or that the counterparty or issuer of a non-standard warrant will be willing to repurchase such instrument when the Fund wishes to sell it.

Put and Call Options
As described below, the Fund may invest in options on another security, an index, a currency, or a futures contract. If the option is described as “covered,” the Fund holds the investment underlying the option or has the right to obtain it at no additional cost. If the option is not covered, the Fund will earmark cash or liquid securities to ensure that the Fund has sufficient assets to meet its obligations in respect of the option. When the Fund sells put options, the earmarked assets must be equal to the purchase obligation of the Fund, less any amount maintained as margin. When the Fund sells a call option, earmarked assets must be equal to the market value of the instruments underlying the call options less any amount maintained as margin.
Selling (“Writing”) Covered Call Options: The Fund may from time to time sell (“write”) covered call options on any portion of its portfolio as a hedge to provide partial protection against adverse movements in prices of securities in the Fund and, subject to the limitations described below, for the non-hedging purpose of attempting to create additional income. A call option gives the buyer of the option, upon payment of a premium, the right to call upon the writer to deliver a specified amount of a security on or before a fixed date at a predetermined (“strike”) price. As the writer of a call option, the Fund assumes the obligation to deliver the underlying security to the holder of the option on demand at the strike price. This obligation is held by the Fund until either the option expires or an offsetting transaction is entered into by the Fund.
If the price of a security hedged by a call option falls below or remains below the strike price of the option, the Fund will generally not be called upon to deliver the security. The Fund will, however, retain the premium received for the option as additional income, offsetting all or part of any decline in the value of the security. If the price of a hedged security rises above or remains above the strike price of the option, the Fund will generally be called upon to deliver the security. In this event, the Fund limits its potential gain by limiting the value it can receive from the security to the strike price of the option plus the option premium.
Buying Call Options: The Fund may also from time to time purchase call options on securities in which the Fund may invest. As the holder of a call option, the Fund has the right (but not the obligation) to purchase the underlying security or currency at the exercise price at any time during the option period (American style) or at the expiration of the option (European style). The Fund generally will purchase such options as a hedge to provide protection against adverse movements in the prices of securities that the Fund intends to purchase. In purchasing a call option, the Fund would realize a gain if, during the option period, the price of the underlying security increased by more than the amount of the premium paid. The Fund would realize a loss equal to all or a portion of the premium paid if the price of the underlying security decreased, remained the same, or did not increase by more than the premium paid.
Selling Put Options: The Fund may from time to time sell (“write”) put options. As the writer of a put option, the Fund assumes the obligation to pay a predetermined (“strike”) price for the option’s underlying security if the holder of the option chooses to exercise it. Until the option expires or a closing transaction is made, the Fund must continue to be prepared to pay the strike price, regardless of price movements in the underlying security.
If the price of the underlying security remains the same or rises above the strike price, the Fund generally will not be called upon to purchase the security. The Fund will, however, retain the premium received for the option as additional income. If the price of the underlying security falls below the strike price, the Fund may be called upon to purchase the security at the strike price.
When the Fund writes a put option on a security, the option must be covered by segregating liquid assets on the Fund’s books with a value equal to or greater than the strike price of the underlying security to secure the Fund’s obligation.
Buying Put Options: The Fund may from time to time purchase put options on any portion of its portfolio. A put option gives the buyer of the option, upon payment of a premium, the right (but not the obligation) to deliver a specified amount of a security to the writer of the option on or before a fixed date at a predetermined (“strike”) price. The Fund generally will purchase such options as a hedge to provide protection against adverse movements in the prices of securities in the Fund. In purchasing a put option, the Fund would realize a gain if, during the option period, the price of the security declined by an amount in excess of the premium paid. The Fund would realize a loss equal to all or a portion of the premium paid if the price of the security increased, remained the same, or did not decrease by more than the premium paid.
Options on Foreign Currencies: The Fund may also write covered call options and purchase put and call options on foreign currencies as a hedge against changes in prevailing levels of currency exchange rates.
Index Options: The Fund may also purchase and sell call options and put options on stock and bond indices. Options on securities indices are similar to options on a security except that, upon the exercise of an option on a securities index, settlement is made in cash rather than in specific securities.
Negotiated Transactions: The Fund will generally purchase and sell options traded on a national securities or options exchange. Where options are not readily available on such exchanges, the Fund may purchase and sell options in negotiated transactions. The Fund effects negotiated transactions only with investment dealers and other financial institutions deemed creditworthy by the Adviser. Despite the Adviser’s best efforts to enter into negotiated options transactions with only creditworthy parties, there is always a risk that the opposite party to the transaction may default in its obligation to either purchase or sell the underlying security at the agreed upon time and price, resulting in a possible loss by the Fund. This risk is described more completely in “Risks of Transactions in Options and Futures” below.
Options written or purchased by the Fund in negotiated transactions are illiquid and there is no assurance that the Fund will be able to effect a closing purchase or closing sale transaction at a time when the Adviser believes it would be advantageous to do so. In the event the Fund is unable to effect a closing transaction with the holder of a call option written by the Fund, the Fund may not sell the security underlying the option until the call written by the Fund expires or is exercised.
Closing Transactions: The Fund may dispose of options that they have written by entering into “closing purchase transactions.” The Fund may dispose of options that they have purchased by entering into “closing sale transactions.” A closing transaction terminates the rights of a holder, or the obligation of a writer, of an option and does not result in the ownership of an option.
The Fund realizes a profit from a closing purchase transaction if the premium paid to close the option is less than the premium received by the Fund from writing the option. The Fund realizes a loss if the premium paid is more than the premium received. The Fund may not enter into a closing purchase transaction with respect to an option it has written after it has been notified of the exercise of such option.
The Fund realizes a profit from a closing sale transaction if the premium received to close out the option is more than the premium paid for the option. The Fund realizes a loss if the premium received is less than the premium paid.
Financial Futures and Options on Futures
Selling Futures Contracts: The Fund may sell financial futures contracts (“futures contracts”) as a hedge against adverse movements in the prices of securities in the Fund. Such contracts may involve futures on items such as U.S. Government Treasury bonds, notes and bills; specified interest rates; mortgage-backed securities; corporate and municipal bonds; stocks; and indices of any of the foregoing. A futures contract sale creates an obligation for the Fund, as seller, to deliver the specific type of instrument called for in the contract (or cash) at a specified future time for a specified price. In selling a futures contract, the Fund would realize a gain on the contract if, during the contract period, the price of the securities underlying the futures contract decreased. Such a gain would be expected to approximately offset the decrease in value of the same or similar securities in the Fund. The Fund would realize a loss if the price of the securities underlying the contract increased. Such a loss would be expected to approximately offset the increase in value of the same or similar securities in the Fund.
Futures contracts have been designed by and are traded on boards of trade that have been designated “contract markets” by the Commodity Futures Trading Commission (“CFTC”). These boards of trade, through their clearing corporations, guarantee performance of the contracts. Although the terms of some financial futures contracts specify actual delivery or receipt of securities, in most instances these contracts are closed out before the settlement due date without the making or taking of delivery of the securities. Other financial futures contracts, such as futures contracts on a securities index, by their terms call for cash settlements. The closing out of a futures contract is effected by entering into an offsetting purchase or sale transaction.
When the Fund sells a futures contract, or a call option on a futures contract, it is required to make payments to the commodities broker which are called “margin” by commodities exchanges and brokers.
The payment of “margin” in these transactions is different than purchasing securities “on margin.” In purchasing securities “on margin” an investor pays part of the purchase price in cash and receives an extension of credit from the broker, in the form of a loan secured by the securities, for the unpaid balance. There are two categories of “margin” involved in these transactions: initial margin and variation margin. Initial margin does not represent a loan between the Fund and its broker, but rather is a “good faith deposit” by the Fund to secure its obligations under a futures contract or an option. Each day during the term of certain futures transactions, the Fund will receive or pay “variation margin” equal to the daily change in the value of the position held by the Fund.
Buying Futures Contracts: The Fund may purchase financial futures contracts as a hedge against adverse movements in the prices of securities they intend to purchase. The Fund may buy futures contracts for a number of reasons, including: (1) to manage its exposure to changes in securities prices and foreign currencies as an efficient means of adjusting its overall exposure to certain markets in an effort to enhance income; and (2) to protect the value of portfolio securities.
A futures contract purchase creates an obligation by the Fund, as buyer, to take delivery of the specific type of instrument called for in the contract (or cash) at a specified future time for a specified price. In purchasing a futures contract, the Fund would realize a gain if, during the contract period, the price of the investments underlying the futures contract increased. Such a gain would approximately offset the increase in cost of the same or similar investments that the Fund intends to purchase. The Fund would realize a loss if the price of the investments underlying the contract decreased. Such a loss would approximately offset the decrease in cost of the same or similar investments that the Fund intends to purchase.
Options on Futures Contracts: The Fund may also sell (“write”) and purchase covered call and put options on futures contracts in connection with the above strategies. An option on a futures contract gives the buyer of the option, in return for the premium paid for the option, the right to assume a position in the underlying futures contract (a long position if the option is a call and a short position if the option is a put). The writing of a call option on a futures contract constitutes a partial hedge against declining prices of securities underlying the futures contract to the extent of the premium received for the option. The purchase of a put option on a futures contract constitutes a hedge against price declines below the exercise price of the option and net of the premium paid for the option. The purchase of a call option constitutes a hedge, net of the premium, against an increase in cost of securities that the Fund intends to purchase.
Currency Futures Contracts and Options: The Fund may also sell and purchase currency futures contracts (or options thereon) as a hedge against changes in prevailing levels of currency exchange rates. Such contracts may be traded on U.S. or foreign exchanges. The Fund will not use such contracts or options for leveraging purposes.
Limitations: The Fund may engage in futures transactions, and transactions involving options on futures, only on regulated commodity exchanges or boards of trade. In instances involving the purchase of futures contracts or call options thereon, the Fund will maintain liquid securities, cash, or cash equivalents in an amount equal to the market value of such contracts.
Swap Transactions
The Fund may enter into swap transactions, including, but not limited to, credit default, total return and interest rate swap agreements, and may purchase or sell caps, floors and collars. A credit default swap is an agreement between two parties to exchange the credit risk of a particular issuer or reference entity. In a credit default swap transaction, a buyer pays periodic fees in return for payment by the seller which is contingent upon an adverse credit event occurring in the underlying issuer or reference entity. The seller collects periodic fees from the buyer and profits if the credit of the underlying issuer or reference entity remains stable or improves while the swap is outstanding, but the seller in a credit default swap contract would be required to pay an agreed upon amount to the buyer in the event of an adverse credit event in the reference entity. A buyer of a credit default swap is said to buy protection whereas a seller of a credit default swap is said to sell protection. There may be times, however, when the Fund buys a credit default swap, without owning the underlying reference entity or entities, as a potential means of enhancing the Fund’s investment returns. The Fund does not intend to sell credit default swaps. A total return swap is an agreement in which one party makes payments based on a set rate, either fixed or variable, while the other party makes payments based on the return of an underlying asset plus any capital gains and losses over the payment period. The underlying asset is typically an index, loan or a basket of assets. Total return swaps provide the Fund with the additional flexibility of gaining exposure to a market or securities index by using the most cost-effective vehicle available. An interest rate swap involves the exchange by the Fund with another party of their respective commitments to pay or receive interest. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest on a contractually-based principal amount from the party selling the interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a contractually-based principal amount from the party selling the interest rate floor. An interest rate collar combines the elements of purchasing a cap and selling a floor. The collar protects against an interest rate rise above the maximum amount but foregoes the benefit of an interest rate decline below the minimum amount.
Such transactions include market risk, risk of default by the other party to the transaction, risk of imperfect correlation and manager risk and may involve commissions or other costs. Swaps generally do not involve delivery of securities, other underlying assets or principal. Accordingly, the risk of loss with respect to swaps generally is limited to the net amount of payments that the Fund is contractually obligated to make, or in the case of the other party to a swap defaulting, the net amount of payments that the Fund is contractually entitled to receive. If there is a default by the counterparty, the Fund may have contractual remedies pursuant to the agreements related to the transaction. Caps, floors and collars are more recent innovations for which standardized documentation has not yet been fully developed and, accordingly, they are less liquid than swaps.
Currency Forward Contracts
The Fund may also sell and purchase currency forward contracts as a hedge against changes in prevailing levels of currency exchange rates. A currency forward contract is an over-the-counter derivative that represents an obligation to purchase or sell a specific currency at a future date, at a price set at the time of the contract and for a period agreed upon by the parties which may be either a window of time or a fixed number of days from the date of the contract. The Fund may lose money on currency forward contracts if changes in currency rates do not occur as anticipated or if the Fund’s counterparty to the contract were to default. The Fund will not use such forward contracts for leveraging purposes.
Central Clearing and Trade Execution Regulations
The Commodity Exchange Act (the “CEA”) and related regulations enacted by the CFTC may require the Fund to clear certain derivative contracts (including swaps) through a clearinghouse or central counterparty (a “CCP”). At the present time, only certain interest rate swaps and credit default index swaps are subject to mandatory clearing. To clear a derivative with the CCP, the Fund submits the derivative to, and post margin with a futures commission merchant (“FCM”) that is a clearinghouse member. If the Fund must centrally clear a derivative transaction, the CFTC’s regulations may also require that the Fund enter into (or “execute”) that derivative over a market facility known as a swap execution facility (or “SEF”). The Fund may enter into the swap or other derivative with a financial institution other than the FCM (the “Executing Dealer”) and arrange for the transaction to be transferred to the FCM for clearing. It may also enter into the trade with the FCM itself. The CCP, the FCM, SEF and the Executing Dealer are all subject to regulatory oversight by the CFTC. A default or failure by a CCP or an FCM, or the failure of a swap to be transferred from a SEF or an Executing Dealer to the FCM for clearing, may expose the Fund to losses, increase its costs, or prevent the Fund from entering or exiting swap positions, accessing collateral or margin, or fully implementing its investment strategies. It is likely that in the future the CFTC will require additional types of derivatives to be traded on a SEF. The regulatory requirement to clear certain contracts or execute the contracts over a SEF could, either temporarily or permanently, reduce the liquidity of the derivatives or increase the costs of entering into those derivatives.

Exclusion from Regulation as a Commodity Pool Operator
The Fund has filed a notice of eligibility claiming exclusion from the definition of commodity pool operator under the CEA. Accordingly, neither the Fund nor the Adviser is subject to registration or regulation as such under the CEA. Under CFTC Rule 4.5 as currently in effect, the Fund will limit its trading activity in futures, option on futures and swaps (excluding activity for “bona fide hedging purposes,” as defined by the CFTC) such that it meets one of the following tests:
•	Aggregate initial margin and premiums required to establish its futures, options on futures and swap positions do not exceed 5% of the liquidation value of the Fund’s portfolio, after taking into account unrealized profits and losses on such positions; or
•	Aggregate net notional value of its futures, options on futures and swap positions does not exceed 100% of the liquidation value of the Fund’s portfolio, after taking into account unrealized profits and losses on such positions.
Hybrid Investments
As part of its investment program and to maintain greater flexibility, the Fund may invest in hybrid instruments (a potentially high-risk derivative) which have the characteristics of futures, options and securities. Such instruments may take a variety of forms, such as debt instruments with interest or principal payments determined by reference to the value of a currency, security index or commodity at a future point in time. The risks of such investments would reflect both the risks of investing in futures, options, currencies and securities, including volatility and illiquidity. Under certain conditions, the redemption value of a hybrid instrument could be zero.
In addition, because the purchase and sale of hybrid instruments could take place in an over-the-counter market or in a private transaction between the Fund and the seller of the hybrid instrument, the creditworthiness of the counterparty to the transaction would be a risk factor which the Fund would have to consider. Hybrid instruments also may not be subject to regulation of the CFTC, which generally regulates the trading of commodity futures by U.S. persons, the SEC, which regulates the offer and sale of securities by and to U.S. persons, or any other governmental regulatory authority.
Risks of Transactions in Options and Futures
There are certain risks involved in the use of futures contracts, options on securities and securities index options, and options on futures contracts, as hedging devices. There is a risk that the movement in the prices of the index or instrument underlying an option or futures contract may not correlate perfectly with the movement in the prices of the assets being hedged. The lack of correlation could render the Fund’s hedging strategy unsuccessful and could result in losses. The loss from investing in futures transactions is potentially unlimited.
There is a risk that the Adviser could be incorrect in its expectations about the direction or extent of market factors such as interest rate movements. In such a case, the Fund would have been better off without the hedge. In addition, while the principal purpose of hedging is to limit the effects of adverse market movements, the attendant expense may cause the Fund’s return to be less than if hedging had not taken place. The overall effectiveness of hedging, therefore, depends on the expense of hedging and the Adviser’s accuracy in predicting the future market factors, such as changes in interest rate levels and securities price movements.
The Fund will generally purchase and sell options traded on a national securities or options exchange. Where options are not readily available on such exchanges, the Fund may purchase and sell options in negotiated transactions. When the Fund uses negotiated options transactions, it will seek to enter into such transactions involving only those options and futures contracts for which there appears to be an active secondary market.
There is, nonetheless, no assurance that a liquid secondary market, such as an exchange or board of trade, will exist for any particular option or futures contract at any particular time. If a futures market were to become unavailable, in the event of an adverse movement, the Fund would be required to continue to make daily cash payments of maintenance margin if it could not close a futures position. If an options market were to become unavailable and a closing transaction could not be entered into, an option holder would be able to realize profits or limit losses only by exercising an option, and an option writer would remain obligated until exercise or expiration.
In addition, exchanges may establish daily price fluctuation limits for options and futures contracts, and may halt trading if a contract’s price moves upward or downward more than the limit in a given day. On volatile trading days when the price fluctuation limit is reached or a trading halt is imposed, it may be impossible for the Fund to enter into new positions or close out existing positions. If the secondary market for a contract is not liquid because of price fluctuation limits or otherwise, it could prevent prompt liquidation of unfavorable positions, and potentially could require the Fund to continue to hold a position until delivery or expiration regardless of changes in its value. As a result, the Fund’s access to other assets held to cover its options or futures positions could also be impaired.
When conducting negotiated options transactions there is a risk that the opposite party to the transaction may default in its obligation to either purchase or sell the underlying security at the agreed upon time and price. In the event of such a default, the Fund could lose all or part of the benefit it would otherwise have realized from the transaction, including the ability to sell securities it holds at a price above the current market price or to purchase a security from another party at a price below the current market price.
Finally, if a broker or clearing member of an options or futures clearing corporation were to become insolvent, the Fund could experience delays and might not be able to trade or exercise options or futures purchased through that broker or clearing member. In addition, the Fund could have some or all of its positions closed out without its consent. If substantial and widespread, these insolvencies could ultimately impair the ability of the clearing corporations themselves.
Leverage Risks
Leverage risk is created when an investment, (which includes, for example, an investment in a futures contract, option, or swap) exposes the Fund to a level of risk that exceeds the amount invested. Changes in the value of such an investment magnify the Fund’s risk of loss and potential for gain. Investments can have these same results if their returns are based on a multiple of a specified index, security, currency, or other benchmark.
Foreign Securities
Foreign securities may include debt, equity and derivative securities that the Adviser determines are “foreign” based on the consideration of an issuer’s domicile, its principal place of business, its primary stock exchange listing, the source of its revenue or other factors. Foreign securities may also include depositary receipts, such as American Depositary Receipts (ADRs), European Depositary Receipts (EDRs) and Global Depositary Receipts (GDRs). ADRs are U.S. dollar-denominated receipts issued in registered form by a domestic bank or trust company that evidence ownership of underlying securities issued by a foreign issuer. EDRs are foreign currency denominated receipts issued in Europe, typically by foreign banks or trust companies and foreign branches of domestic banks, that evidence ownership of foreign or domestic securities. GDRs are receipts structured similarly to ADRs and EDRs and are marketed globally. Depositary receipts will not necessarily be denominated in the same currency as their underlying securities. In general, ADRs, in registered form, are designed for use in the U.S. securities markets, and EDRs, in bearer form, are designed for use in European securities markets. GDRs are tradable both in the United States and in Europe and are designed for use throughout the world. The Fund may invest in depositary receipts through “sponsored” or “unsponsored” facilities. A sponsored facility is established jointly by the issuer of the underlying security and a depositary, whereas a depositary may establish an unsponsored facility without participation by the issuer of the deposited security. Holders of unsponsored depositary receipts generally bear all the costs of such facilities and the depositary of an unsponsored facility frequently is under no obligation to distribute interest-holder communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts in respect of the deposited securities. The issuers of unsponsored depositary receipts are not obligated to disclose material information in the United States, and, therefore, there may be limited information available regarding such issuers and/or limited correlation between available information and the market value of the depositary receipts.

Investing in foreign securities is subject to certain risks. For example, foreign markets can be extremely volatile. Fluctuations in currency exchange rates also may impact the value of foreign securities denominated in foreign currencies or U.S. dollars, without a change in the intrinsic value of those securities. Additionally, the U.S. dollar value of a foreign security tends to decrease when the value of the U.S. dollar rises against the foreign currency in which the security is denominated and tends to increase when the value of the U.S. dollar falls against such currency. The Fund may attempt to minimize the risk from adverse changes in the relationship between the U.S. dollar and foreign currencies by purchasing and selling forward foreign currency exchange contracts and foreign currency futures contracts and related options. Foreign securities may be less liquid than domestic securities so that the Fund may, at times, be unable to sell foreign securities at desirable prices. Brokerage commissions, custodial fees and other fees also are generally higher for foreign securities. In addition, foreign governments may impose potentially confiscatory withholding or other taxes, which would reduce the Fund’s return on these securities. Other risks include: possible delays in the settlement of transactions or in the notification of income; generally less publicly available information about companies; adverse impact of political, social or diplomatic events; possible seizure, expropriation or nationalization of a company or its assets; possible imposition of currency exchange controls; and that foreign companies generally are not subject to accounting, auditing and financial reporting standards comparable to those mandated for domestic companies.
Risks associated with investments in foreign securities are increased with respect to investments in emerging market countries. Political and economic structures in many emerging market countries are undergoing significant evolutionary changes and rapid development, and may lack the social, political and economic stability of more developed countries. Investing in emerging market securities also involves risks beyond the risks applicable to foreign investments. For example, some emerging market countries may have fixed or managed currencies that are not free-floating against the U.S. dollar. Further, certain currencies may not be traded internationally, and some countries with emerging securities markets have sustained long periods of very high inflation or rapid fluctuation in inflation rates which can have negative effects on a country’s economy and securities markets.
Frontier markets are among the smallest, least mature and least liquid of the emerging markets; as a result, investments in frontier markets generally are subject to a greater risk of loss than are investments in developed markets or traditional emerging markets. Frontier market countries have smaller economies, less developed capital markets, greater market volatility, lower trading volume, more political and economic instability, greater risk of a market shutdown and more governmental limitations on foreign investments than are typically found in more developed markets.
Investing in China through Stock Connect. In recent years, non-Chinese investors have been permitted to make investments usually only available to foreign investors through a quota license or by purchasing from specified brokers in locations that have stock connect programs. China Stock Exchange-listed securities are available via brokers in Hong Kong through the Shanghai-Hong Kong Stock Connect program, through the Shenzhen-Hong Kong Stock Connect Program, and may be available in the future through additional stock connect programs as they are developed in different locations (collectively, “Stock Connect Programs”). The Shenzhen and Shanghai Stock Connect Programs are securities trading and clearing programs developed between the Stock Exchange of Hong Kong, the China Securities Depository and Clearing Corporation Limited and either the Shanghai Stock Exchange or the Shenzhen Stock Exchange. Investors through Stock Connect Programs are subject to PRC regulations and Shanghai or Shenzhen Stock Exchange listing rules, among others. These include aggregate and daily quota limitations. The regulations governing Stock Connect Programs are relatively new, untested and subject to changes which could adversely impact the Fund’s rights with respect to the securities.
Additionally, investments through Stock Connect Programs are subject to various risks, including liquidity risk, currency risk, legal and regulatory uncertainty risk, execution risk, operational risk, tax risk, counterparty risk and credit risk. The risks associated with investments through Stock Connect Programs are in addition to the risks of investing in China and Hong Kong, including exposure to currency fluctuations, less liquidity, expropriation, confiscatory taxation, nationalization, exchange control regulations (including currency blockage) and differing legal standards. Inflation and rapid fluctuations in inflation and interest rates have had, and may continue to have, negative effects on the economies and securities markets of China or Hong Kong. The Chinese government could, at any time, alter or discontinue economic reform programs implemented since 1978. Military conflicts, either in response to internal social unrest or conflicts with other countries, are an ever present consideration. The adoption or continuation of protectionist trade policies by one or more countries (including the U.S.) could lead to decreased demand for Chinese products and have an adverse effect on the Chinese securities markets. Chinese authorities may intervene in the China securities market and halt or suspend trading of securities for short or even longer periods of time. Recently, the China securities market has experienced considerable volatility and been subject to relatively frequent and extensive trading halts and suspensions. These trading halts and suspensions have, among other things, contributed to uncertainty in the markets and reduced the liquidity of the securities subject to such trading halts and suspensions, which could include securities held by the Fund.
Foreign Futures and Options
Participation in foreign futures and foreign options transactions involves the execution and clearing of trades on or subject to the rules of a foreign board of trade. Neither the National Futures Association (“NFA”) nor any domestic exchange regulates activities of any foreign boards of trade, including the execution, delivery and clearing of transactions, or has the power to compel enforcement of the rules of a foreign board of trade or any applicable foreign law. This is true even if the exchange is formally linked to a domestic market so that a position taken on the market may be liquidated by a transaction on another market. Moreover, such laws or regulations will vary depending on the foreign country in which the foreign futures or foreign options transaction occurs.
For these reasons, customers who trade foreign futures or foreign options contracts may not be afforded certain of the protective measures provided by the CEA, the CFTC’s regulations and the rules of the NFA and any domestic exchange, including the right to use reparations proceedings before the Commission and arbitration proceedings provided by the NFA or any domestic futures exchange. In particular, funds received from customers for foreign futures or foreign options transactions may not be provided the same protections as funds received in respect of transactions on United States futures exchanges.
In addition, the price of any foreign futures or foreign options contract and, therefore, the potential profit and loss thereon may be affected by any variance in the foreign exchange rate between the time an order is placed and the time it is liquidated, offset or exercised.
Short Sales Against the Box
The Fund may effect short sales, but only if such transactions are short sale transactions known as short sales “against the box.” A short sale is a transaction in which the Fund sells a security it does not own by borrowing it from a broker, and consequently becomes obligated to replace that security. A short sale against the box is a short sale where the Fund owns the security sold short or has an immediate and unconditional right to acquire that security without additional cash consideration upon conversion, exercise or exchange of options with respect to securities held in its portfolio. The effect of selling a security short against the box is to insulate that security against any future gain or loss. The Fund will incur transaction costs, including interest, in connection with opening, maintaining, and closing short sales against the box.
Foreign Currency Exchange-Related Securities and Foreign Currency Transactions
The Fund may invest in foreign currency exchange-related securities or engage in foreign currency transactions.
Foreign Currency Warrants: Foreign currency warrants are warrants which entitle the holder to receive from their issuer an amount of cash (generally, for warrants issued in the United States, in U.S. dollars). The cash amount is calculated pursuant to a predetermined formula and based on the exchange rate between a specified foreign currency and the U.S. dollar as of the exercise date of the warrant. Foreign currency warrants generally are exercisable upon their issuance and expire as of a specified date and time.
Foreign currency warrants have been issued in connection with U.S. dollar-denominated debt offerings by major corporate issuers in an attempt to reduce the foreign currency exchange risk that, from the point of view of prospective purchasers of the securities, is inherent in the international fixed-income marketplace. Foreign currency warrants may attempt to reduce the foreign exchange risk assumed by purchasers of a security by, for example, providing for a supplemental payment in the event that the U.S. dollar depreciates against the value of a major foreign currency such as the Japanese Yen or German Deutschmark. The formula used to determine the amount payable upon exercise of a foreign currency warrant may make the warrant worthless unless the applicable foreign currency exchange rate moves in a particular direction (e.g., unless the U.S. dollar appreciates or depreciates against the particular foreign currency to which the warrant is linked or indexed). Foreign currency warrants are severable from the debt obligations with which they may be offered and may be listed on exchanges.
Foreign currency warrants may be exercisable only in certain minimum amounts, and an investor wishing to exercise warrants who possesses less than the minimum number required for exercise may be required either to sell the warrants or to purchase additional warrants, thereby incurring additional transaction costs. In the case of any exercise of warrants, there may be a time delay between the time a holder of warrants gives instructions to exercise and the time the exchange rate relating to exercise is determined. During this time the exchange rate could change significantly, thereby affecting both the market and cash settlement values of the warrants being exercised.
The expiration date of the warrants may be accelerated if the warrants should be delisted from an exchange or if their trading should be suspended permanently. This would result in the loss of any remaining “time value” of the warrants (i.e., the difference between the current market value and the exercise value of the warrants), and, in the case the warrants were “out-of-the-money,” in a total loss of the purchase price of the warrants.
Warrants are generally unsecured obligations of their issuers and are not standardized foreign currency options issued by the Options Clearing Corporation (“OCC”). Unlike foreign currency options issued by OCC, the terms of foreign currency warrants generally will not be amended in the event of governmental or regulatory actions affecting exchange rates or in the event of the imposition of other regulatory controls affecting the international currency markets.
The initial public offering price of foreign currency warrants is generally considerably in excess of the price that a commercial user of foreign currencies might pay in the interbank market for a comparable option involving significantly larger amounts of foreign currencies.
Foreign currency warrants are subject to significant foreign exchange risk, including risks arising from complex political or economic factors.
Foreign Currency Transactions: A forward foreign currency exchange contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties at a price set at the time of the contract. These contracts are principally traded in the interbank market conducted directly between currency traders (usually large, commercial banks) and their customers. A forward contract generally has no deposit requirement, and no commissions are charged at any stage for trades.
The Fund may enter into forward contracts for a variety of purposes in connection with the management of the foreign securities portion of its portfolio. The Fund’s use of such contracts would include, but not be limited to, the following:
•	When the Fund enters into a contract for the purchase or sale of a security denominated in a foreign currency, it may desire to “lock in” the U.S. dollar price of the security. By entering into a forward contract for the purchase or sale, for a fixed amount of dollars, of the amount of foreign currency involved in the underlying security transactions, the Fund should be able to protect itself against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and the subject foreign currency during the period between the date the security is purchased or sold and the date on which payment is made or received.
•	When the Fund determines that one currency may experience a substantial movement against another currency, including the U.S. dollar, the Fund may enter into a forward contract to sell or buy the amount of the former foreign currency, approximating the value of some or all of the Fund’s portfolio securities denominated in such foreign currency.
Alternatively, where appropriate, the Fund may hedge all or part of its foreign currency exposure through the use of a basket of currencies or a proxy currency where such currency or currencies act as an effective proxy for other currencies. In such a case, the Fund may enter into a forward contract where the amount of the foreign currency to be sold exceeds the value of the securities denominated in such currency. The use of this basket hedging technique may be more efficient and economical than entering into separate forward contracts for each currency held in the Fund.
The precise matching of the forward contract amounts and the value of the securities involved will not generally be possible since the future value of such securities in foreign currencies will change as a consequence of market movements in the value of those securities between the date the forward contract is entered into and the date it matures. The projection of short-term currency market movement is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain.
Under normal circumstances, currency risk will be considered when deciding whether to buy or sell a security and as part of the overall diversification strategies. However, the Adviser has the flexibility to enter into such forward contracts when it determines that the best interests of the Fund will be served.
The Fund may enter into forward contracts for any other purpose consistent with the Fund’s investment objective and strategies. However, the Fund will not enter into a forward contract, or maintain exposure to any such contract(s), if the amount of foreign currency required to be delivered thereunder would exceed the Fund’s holdings of cash or liquid securities available for cover of the forward contract(s), or other suitable cover as permitted by the SEC. In determining the amount to be delivered under a contract, the Fund may net offsetting positions.
At the maturity of a forward contract, the Fund may sell the portfolio security and make delivery of the foreign currency, or it may retain the security and either extend the maturity of the forward contract (by “rolling” that contract forward) or may initiate a new forward contract.
If the Fund retains the portfolio security and engages in an offsetting transaction, the Fund will incur a gain or a loss (as described below) to the extent that there has been movement in forward contract prices. If the Fund engages in an offsetting transaction, it may subsequently enter into a new forward contract to sell the foreign currency. Should forward prices decline during the period between the Fund’s entering into a forward contract for the sale of a foreign currency and the date it enters into an offsetting contract for the purchase of the foreign currency, the Fund will realize a gain to the extent the price of the currency it has agreed to sell exceeds the price of the currency it has agreed to purchase. Should forward prices increase, the Fund will suffer a loss to the extent of the price of the currency it has agreed to purchase exceeds the price of the currency it has agreed to sell.
The Fund’s dealing in forward foreign currency exchange contracts will generally be limited to the transactions described above. However, the Fund reserves the right to enter into forward foreign currency contracts for different purposes and under different circumstances. Of course, the Fund is not required to enter into forward contracts with regard to foreign currency-denominated securities and will not do so unless deemed appropriate. It also should be recognized that this method of hedging against a decline in the value of a currency does not eliminate fluctuations in the underlying prices of the securities. It simply establishes a rate of exchange at a future date. Additionally, although such contracts tend to minimize the risk of loss due to a decline in the value of the hedged currency, at the same time, they tend to limit any potential gain that might result from an increase in the value of that currency.
The use of forward contracts involves the risk that a loss may be sustained as a result of the insolvency or bankruptcy of the other party to the contract or the failure of that party to make required payments or otherwise comply with the terms of the contract. Accordingly, the Adviser must assess the creditworthiness of the other party to determine the likelihood that the terms of the contract will be satisfied. In addition, as a general matter, forward contracts are not currently entered into or traded on exchanges and there is currently no central clearing function for these contracts; therefore, the Fund may find it difficult to exit the position.
Although the Fund values its assets daily in terms of U.S. dollars, it does not intend to convert its holdings of foreign currencies into U.S. dollars on a daily basis. It will do so from time to time, and there are costs associated with currency conversion. Although foreign exchange dealers do not charge a fee for conversion, they do realize a profit based on the difference

(the “spread”) between the prices at which they are buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency to the Fund at one rate, while offering a lesser rate of exchange should the Fund desire to resell that currency to the dealer.
Principal Exchange Rate Linked Securities: Principal exchange rate linked securities are debt obligations the principal on which is payable at maturity in an amount that may vary based on the exchange rate between the U.S. dollar and a particular foreign currency at or about that time. The return on “standard” principal exchange rate linked securities is enhanced if the foreign currency to which the security is linked appreciates against the U.S. dollar, and is adversely affected by increases in the foreign exchange value of the U.S. dollar. “Reverse” principal exchange rate linked securities are like the “standard” securities, except that their return is enhanced by increases in the value of the U.S. dollar and adversely impacted by increases in the value of foreign currency.
Interest payments on the securities are generally made in U.S. dollars at rates that reflect the degree of foreign currency risk assumed or given up by the purchaser of the notes (i.e., at relatively higher interest rates if the purchaser has assumed some of the foreign exchange risk, or relatively lower interest rates if the issuer has assumed some of the foreign exchange risk, based on the expectations of the current market).
Principal exchange rate linked securities may in limited cases be subject to acceleration of maturity (generally, not without the consent of the holders of the securities), which may have an adverse impact on the value of the principal payment to be made at maturity.
Performance Indexed Paper: Performance indexed paper is U.S. dollar-denominated commercial paper the yield of which is linked to certain foreign exchange rate movements. The yield to the investor on performance indexed paper is established at maturity as a function of spot exchange rates between the U.S. dollar and a designated currency as of or about that time (generally, the index maturity two days prior to maturity). The yield to the investor will be within a range stipulated at the time of purchase of the obligation. Generally, the guaranteed minimum rate of return is below, and a potential maximum rate of return that is above, market yields on U.S. dollar-denominated commercial paper. In addition, both the minimum and maximum rates of return on the investment generally correspond to the minimum and maximum values of the spot exchange rate two business days prior to maturity.
U.S. Government Securities
The Fund may invest in U.S. government securities. U.S. government securities refer to a variety of debt securities that are issued or guaranteed by the U.S. Treasury, by various agencies of the U.S. government and by various instrumentalities that have been established or sponsored by the U.S. government, including the Federal Home Loan Bank, Federal Home Loan Mortgage Corporation, Federal Housing Administration, Federated Farm Credit Bank, Student Loan Marketing Association, The Tennessee Valley Authority, and others. The term also refers to repurchase agreements collateralized by such securities.
U.S. Treasury securities are backed by the full faith and credit of the U.S. government. Other types of securities issued or guaranteed by Federal agencies and U.S. government-sponsored instrumentalities may or may not be backed by the full faith and credit of the U.S. government. The U.S. government, Federal agencies and U.S. government-sponsored instrumentalities do not guarantee the market price of any U.S. government securities. In addition, the value of U.S. government securities may be affected by changes in the credit rating of the issuer or U.S. government.
In the case of securities not backed by the full faith and credit of the U.S. government, the investor must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment. The investor may not be able to assert a claim against the U.S. itself in the event the agency or instrumentality does not meet its commitment.

Foreign Government Securities
The Fund may invest in foreign government securities. Foreign government securities generally consist of fixed-income securities supported by national, state or provincial governments or similar political subdivisions. Foreign government securities also include debt obligations of supranational entities, such as international organizations designed or supported by governmental entities to promote economic reconstruction or development, international banking institutions and related government agencies. Examples of these include, but are not limited to, the International Bank for Reconstruction and Development (the World Bank), the Asian Development Bank, the European Investment Bank and the Inter-American Development Bank.
Foreign government securities also include fixed-income securities of quasi-governmental agencies that are either issued by entities owned by a national, state or equivalent government or are obligations of a political unit that are not backed by the national government’s full faith and credit. Further, foreign government securities include mortgage-related securities issued or guaranteed by national, state or provincial governmental instrumentalities, including quasi-governmental agencies.
These investments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. There is no legal process for collecting sovereign debts that a government does not pay nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected.
Initial Public Offerings (“IPOs”)
The Fund may invest a portion of its assets in securities of companies offering shares in IPOs. IPOs may have a magnified performance impact on the Fund if its asset base is small. The impact of IPOs on the Fund’s performance likely will decrease as the Fund’s asset size increases, which could reduce the Fund’s total returns. IPOs may not be consistently available to the Fund for investing, particularly as the Fund’s asset base grows. Because IPO shares frequently are volatile in price, the Fund may hold IPO shares for a very short period of time. This may increase the turnover of the Fund and may lead to increased expenses for the Fund, such as commissions and transaction costs. By selling shares, the Fund may realize taxable gains it will subsequently distribute to Shareholders. In addition, the market for IPO shares can be speculative and/or inactive for extended periods of time. The limited number of shares available for trading in some IPOs may make it more difficult for the Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing prices. Holders of IPO shares (including the Fund) can be affected by substantial dilution in the value of their shares, by sales of additional shares and by concentration of control in existing management and principal shareholders.
The Fund’s investment in IPO shares may include the securities of unseasoned companies (companies with less than three years of continuous operations), which present risks considerably greater than common stocks of more established companies. These companies may have limited operating histories and their prospects for profitability may be uncertain. These companies may be involved in new and evolving businesses and may be vulnerable to competition and changes in technology, markets and economic conditions. These companies may also be more dependent on key managers and third parties and may have limited product lines.
Real Estate Investment Trusts (“REITs”)
REITs are publicly traded corporations or trusts that specialize in acquiring, holding, and managing residential, commercial or industrial real estate. A REIT is not taxed at the entity level on income distributed to its shareholders or unitholders if it distributes to shareholders or unitholders at least 90% of its taxable income for each taxable year and complies with regulatory requirements relating to its organization, ownership, assets and income.

REITs generally can be classified as Equity REITs, Mortgage REITs and Hybrid REITs. An Equity REIT invests the majority of its assets directly in real property and derives its income primarily from rents and from capital gains on real estate appreciation which are realized through property sales. A Mortgage REIT invests the majority of its assets in real estate mortgage loans and services its income primarily from interest payments. A Hybrid REIT combines the characteristics of an Equity REIT and a Mortgage REIT.
Investing in REITs would subject the Fund to risks associated with the real estate industry. The real estate industry has been subject to substantial fluctuations and declines on a local, regional and national basis in the past and may continue to be in the future. Real property values and income from real property may decline due to general and local economic conditions, overbuilding and increased competition, increases in property taxes and operating expenses, changes in zoning laws, casualty or condemnation losses, regulatory limitations on rents, changes in neighborhoods and in demographics, increases in market interest rates, or other factors. Factors such as these may adversely affect companies which own and operate real estate directly, companies which lend to such companies, and companies which service the real estate industry.
The Fund is also subject to risks associated with direct investments in REITs. Equity REITs are affected by changes in the values of and income from the properties they own, while Mortgage REITs may be affected by the credit quality of the mortgage loans they hold. In addition, REITs are dependent on specialized management skills and on their ability to generate cash flow for operating purposes and to make distributions to shareholders or unitholders. REITs may have limited diversification and are subject to risks associated with obtaining financing for real property, as well as to the risk of self-liquidation. REITs also can be adversely affected by their failure to qualify for tax-free pass-through treatment of their income under the Internal Revenue Code or their failure to maintain an exemption from registration under the 1940 Act. By investing in REITs indirectly through the Fund, a Shareholder bears not only a proportionate share of the expenses of the Fund, but also may indirectly bear similar expenses of some of the REITs in which it invests.
Other Investment Companies
The Fund may invest in securities of other investment companies, including investment companies that are advised by the Adviser. The types of investment companies in which the Fund may invest include closed-end investment companies, business development companies, unit investment trusts, open-end investment companies and exchange-traded funds, which represent interests in professionally managed portfolios that may invest in any type of instrument. Investing in other investment companies involves substantially the same risks as investing directly in the underlying instruments, but may involve additional expenses at the investment company-level, such as portfolio management fees and operating expenses which would result in the Fund paying its proportionate share. Certain other investment companies may utilize financial leverage. Certain types of investment companies, such as closed-end investment companies, may issue a fixed number of shares that trade on a stock exchange or over-the-counter at a premium or a discount to their net asset value (“NAV”). Others are continuously offered at NAV, but may also be traded in the secondary market. The Fund will not invest in other investment companies for the purpose of gaining control of the investment company. The extent to which the Fund can invest in other investment companies is limited by federal securities laws.
Exchange Traded Funds (“ETFs”)
The Fund may purchase the securities of ETFs. ETFs are a type of index fund bought and sold on a securities exchange. An ETF trades like common stock and represents a fixed portfolio of securities designed to track a particular market index. The Fund could purchase shares of an ETF to temporarily gain exposure to a portion of the U.S. or a foreign market while awaiting purchase of underlying securities. The risks of owning shares in an ETF generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in it being more volatile and ETFs have management fees which increase their costs. Certain ETFs may utilize financial leverage.
Exchange-Traded Notes (“ETNs”)
The Fund may invest in ETNs. ETNs are generally notes representing debt of the issuer, usually a financial institution. ETNs combine both aspects of bonds and ETFs. An ETN’s returns are based on the performance of one or more underlying assets, reference rates or indexes, minus fees and expenses. Similar to ETFs, ETNs are listed on an exchange and traded in the secondary market. However, unlike an ETF, an ETN can be held until the ETN’s maturity, at which time the issuer will pay a return linked to the performance of the specific asset, index or rate (“reference instrument”) to which the ETN is linked minus certain fees and expenses. Unlike regular bonds, ETNs do not make periodic interest payments, and principal is not protected.
The value of an ETN may be influenced by, among other things, time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying markets, changes in the applicable interest rates, the performance of the reference instrument, changes in the issuer’s credit rating and economic, legal, political or geographic events that affect the reference instrument. An ETN that is tied to a reference instrument may not replicate the performance of the reference instrument. ETNs also incur certain expenses not incurred by their applicable reference instrument. Some ETNs that use leverage can, at times, be relatively illiquid and, thus, they may be difficult to purchase or sell at a fair price. Levered ETNs are subject to the same risk as other instruments that use leverage in any form. While leverage allows for greater potential return, the potential for loss is also greater. Additional losses may be incurred if the investment loses value because, in addition to the money lost on the investment, the loan still needs to be repaid.
Because the return on the ETN is dependent on the issuer’s ability or willingness to meet its obligations, the value of the ETN may change due to a change in the issuer’s credit rating, despite no change in the underlying reference instrument. The market value of ETN shares may differ from the value of the reference instrument. This difference in price may be due to the fact that the supply and demand in the market for ETN shares at any point in time is not always identical to the supply and demand in the market for the assets underlying the reference instrument that the ETN seeks to track.
There may be restrictions on the Fund’s right to redeem its investment in an ETN, which are generally meant to be held until maturity. The Fund’s decision to sell its ETN holdings may be limited by the availability of a secondary market. An investor in an ETN could lose some or all of the amount invested.
Passive Foreign Investment Companies
The Fund may purchase the securities of certain foreign entities and foreign investment funds or trusts, treated as passive foreign investment companies for U.S. federal income tax purposes. Such trusts have been the only or primary way to invest in certain countries. In addition to bearing their proportionate share of the Fund’s expenses (management fees and operating expenses), Shareholders will also indirectly bear similar expenses of such trusts. Capital gains on the sale of such holdings are considered ordinary income regardless of how long the Fund holds its investment.
In addition, the Fund may be subject to corporate income tax and an interest charge on certain dividends and capital gains earned from these investments, regardless of whether such income and gains are distributed to Shareholders.
To avoid such tax and interest, the Fund intends to treat these securities as sold on the last day of its fiscal year and recognize any gains for tax purposes at that time; deductions for losses are allowable only to the extent of any gains resulting from these deemed sales for prior taxable years. Such gains and losses will be treated as ordinary income. The Fund will be required to distribute any resulting income even though it has not sold the security and received cash to pay such distributions.
Inflation-Linked Debt Securities
The Fund may invest in inflation linked securities. Inflation-linked securities include fixed and floating rate debt securities of varying maturities issued by the U.S. government, its agencies and instrumentalities, such as Treasury Inflation-Protected Securities (“TIPS”), as well as securities issued by other entities such as corporations, municipalities, foreign governments and foreign issuers, including foreign issuers from emerging markets. Typically, such securities are structured as fixed income investments whose principal value is periodically adjusted according to the rate of inflation. The following two structures are common: (i) the U.S. Treasury and some other issuers issue inflation-linked securities that accrue inflation into the principal value of the security and (ii) other issuers may pay out the Consumer Price Index (“CPI”) accruals as part of a semi- annual coupon. Other types of inflation-linked securities exist which use an inflation index other than the CPI.

Inflation-linked securities issued by the U.S. Treasury, such as TIPS, have maturities of varying years. Typically, TIPS pay interest on a semi-annual basis equal to a fixed percentage of the inflation adjusted principal amount. For example, if the Fund purchased an inflation-indexed bond with a par value of $1,000 and a 3% real rate of return coupon (payable 1.5% semi-annually), and the rate of inflation over the first six months was 1%, the mid-year par value of the bond would be $1,010 and the first semi-annual interest payment would be $15.15 ($1,010 times 1.5%). If inflation during the second half of the year resulted in the whole year’s inflation of 3%, the end-of-year par value of the bond would be $1,030 and the second semi-annual interest payment would be $15.45 ($1,030 times 1.5%).
If the periodic adjustment rate measuring inflation falls, the principal value of inflation indexed bonds will be adjusted downward, and consequently the interest payable on these securities (calculated with respect to a smaller principal amount) will be reduced. Repayment of the original bond principal upon maturity (as adjusted for inflation) is guaranteed in the case of TIPS, even during a period of deflation, although the inflation-adjusted principal received could be less than the inflation-adjusted principal that had accrued to the bond at the time of purchase. However, the current market value of the bonds is not guaranteed and will fluctuate. Other inflation- related bonds exist that may or may not provide a similar guarantee. If a guarantee of principal is not provided, the adjusted principal value of the bond repaid at maturity may be less than the original principal.
The value of inflation-linked securities is expected to change in response to changes in real interest rates. Real interest rates in turn are tied to the relationship between nominal interest rates and the rate of inflation. Therefore, if the rate of inflation rises at a faster rate than nominal interest rates, real interest rates might decline, leading to an increase in value of inflation-linked securities.
While inflation-linked securities are expected to be protected from long-term inflationary trends, short-term increases in inflation may lead to a decline in value. If interest rates rise due to reasons other than inflation (for example, due to changes in currency exchange rates), investors in these securities may not be protected to the extent that the increase is not reflected in the bond’s inflation measure.
The periodic adjustment of U.S. inflation-linked securities is tied to the Consumer Price Index for All Urban Consumers (“CPI-U”), which is not seasonally adjusted and which is calculated monthly by the U.S. Bureau of Labor Statistics. The CPI-U is a measurement of changes in the cost of living, made up of components such as housing, food, transportation and energy. Inflation-linked securities issued by a foreign government are generally adjusted to reflect a comparable inflation index calculated by that government. There can be no assurance that the CPI-U or a foreign inflation index will accurately measure the real rate of inflation in the prices of goods and services. Moreover, there can be no assurance that the rate of inflation in a foreign country will be correlated to the rate of inflation in the U.S.
Any increase in the principal amount of an inflation-linked security will be considered taxable ordinary income, even though the Fund does not receive principal until maturity.
Funding Agreements
The Fund may invest in funding agreements, which are contracts issued by insurance companies that provide investors the right to receive a rate of interest and the full return of principal at maturity. Funding agreements often include a put option that allows the Fund to terminate the agreement at a specified time prior to maturity. Funding agreements generally offer a higher yield than other securities with similar credit ratings. The primary risks of the Funding agreement are the credit quality of the insurance company that issues it and its general lack of liquidity.
Taxable Municipal Bonds
The Fund may invest in taxable municipal bonds. States, local governments and municipalities issue municipal bonds to raise money for certain purposes. Municipal bonds issued to finance activities with a broad public purpose are generally exempt from federal income tax. Taxable municipal bonds are most often used to finance private development projects but can be issued whenever the municipality exhausts its allowed limits of tax-exempt bonds. As such, the interest paid to holders of such bonds is taxable as ordinary income. Many taxable municipal bonds offer yields comparable to those of other taxable bonds, such as corporate and agency bonds. Taxable municipal bonds may be rated investment-grade or below investment-grade and pay interest based on fixed or floating rate coupons. Maturities may range from long-term to short-term. Taxable municipal bonds are subject to much of the same risks to which municipal bonds are subject. These risks include, among others, market risk, credit risk and interest rate risk.
Defensive Investing
In response to market, economic, political or other conditions, the Fund may invest without limitation in cash, cash equivalents, preferred stocks, or investment-grade debt securities for temporary defensive purposes that are inconsistent with the Fund’s principal investment strategies. If the Fund does this, different factors could affect the Fund’s performance and it may not achieve its investment objective.
Co-Investment with Affiliated Accounts
The Fund, Thrivent Asset Mgt. and Thrivent Financial have received an exemptive order from the SEC that permits the Fund, along with Thrivent Financial and other affiliated funds and accounts (each, an “Affiliated Account”), to co-invest in Church Loans (the “Co-Investment Order”). Currently, the only Affiliated Account is Thrivent Financial’s insurance general account. Based on Thrivent Financial’s experience in sourcing and investing in Church Loans for over 100 years, co-investment with Thrivent Financial is expected to provide the Fund investment opportunities that otherwise would be difficult if not impossible for the Fund to access. The Fund’s ability to participate in these co-investment transactions is subject to various conditions contained in the Co-Investment Order. New co-investment transactions require approval by both a majority of the Trustees of the Board who have no financial interest in such transaction and a majority of such Trustees of the Board who are Independent Trustees (defined below) eligible to vote on that co-investment transaction (“Eligible Trustees”).
The Fund will co-invest in Church Loans and related securities on the same terms with other participating Affiliated Accounts, including conditions, price, class of securities to be purchased, settlement date and registration rights. The Fund also will have the ability to participate on the same terms, in any sale or exchange of Church Loans or related securities purchased with Affiliated Accounts. Sales, exchanges and follow-on investments in Church Loans and related securities also may require Eligible Trustee approval. The Fund can offer no assurance, however, that it will be able to obtain Eligible Trustee approval for any co-investment or develop or access opportunities that comply with the limitations of the Co-Investment Order.
Except for follow-on investments permitted under the Co-Investment Order, the Fund will not invest in any issuer in which any Affiliated Account or affiliated person of any Affiliated Account is an existing investor. The Fund’s co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest between the Fund and Thrivent Financial. See “Investment Objective, Strategies and Risks — Risk Considerations — Risks Related to Restrictions on Entering into Affiliated Transactions” and “Management of the Fund — Conflicts of Interest” in the Prospectus for more information.
Fundamental Repurchase Policies
The Fund has also adopted the following fundamental policies in order to repurchase its Shares, which may not be changed without a 1940 Act Majority Vote (defined below):
1.	The Fund will make quarterly repurchase offers pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time.
2.	The Fund will repurchase Shares that are tendered by a specific date (the “Repurchase Request Deadline”), which will be established by the Board in accordance with Rule 23c-3, as amended from time to time. Rule 23c-3 requires the Repurchase Request Deadline to be no less than twenty-one (21) and no more than forty-two (42) days after the Fund sends notification to Shareholders of the repurchase offer.

There will be a maximum fourteen (14) calendar day period (or the next business day if the 14th calendar day is not a business day) between the Repurchase Request Deadline and the date on which the Fund’s net asset value applicable to the repurchase offer is determined (the “Repurchase Pricing Date”).
Fundamental Investment Limitations
The fundamental investment restrictions for the Fund are set forth below. These fundamental investment restrictions may not be changed by the Fund except by the affirmative vote of a majority of the outstanding voting securities of the Fund as defined in the 1940 Act. Under the 1940 Act, a “vote of the majority of the outstanding voting securities” means the vote, at a meeting of security holders duly called, (i) of 67% or more of the voting securities present at a meeting if the holders of more than 50% of the outstanding voting securities are present or represented by proxy or (ii) of more than 50% of the outstanding voting securities, whichever is less (a “1940 Act Majority Vote”). Under these restrictions, the Fund:
1.	May not borrow money, except that the Fund may borrow money (through the issuance of debt securities or otherwise) in an amount not exceeding one-third of the Fund’s total assets immediately after the time of such borrowing.
2.	May not issue senior securities, except as permitted under the 1940 Act or any exemptive order or rule issued by the SEC.
3.	May not buy or sell real estate, except that the Fund may (i) acquire or lease office space for its own use, (ii) invest in securities or other instruments of issuers that invest, deal or otherwise engage in transactions in real estate or interests therein, (iii) invest in mortgage-related securities and/or other securities and instruments that are directly or indirectly secured by real estate or interests therein (e.g. mortgage loans evidenced by notes or other writings), (iv) securities that represent interest in real estate; and (v) hold and sell real estate acquired by the Fund as a result of the ownership of securities and/or other instruments.
4.	May not purchase or sell commodities or commodity contracts, except that the Fund may purchase and sell derivatives (including but not limited to options, futures contracts and options on futures contracts) whose value is tied to the value of a financial index or a financial instrument or other asset (including, but not limited to, securities indexes, interest rates, securities, currencies and physical commodities).
5.	May not make loans, except that the Fund may (i) make loans or invest in loans to organizations that have a stated Christian mission, or enter into leases or other arrangements that have the characteristics of a loan consistent with its investment objective, strategies and policies; (ii) lend portfolio securities, (iii) enter into repurchase agreements, (iv) purchase all or a portion of an issue of debt securities, bank loan participation interests, bank certificates of deposit, bankers’ acceptances, debentures or other securities, whether or not the purchase is made upon the original issuance of the securities, and (v) participate in any interfund lending program with other registered investment companies.
6.	May not underwrite the securities of other issuers, except where the Fund may be deemed to be an underwriter for purposes of certain federal securities laws in connection with the disposition of portfolio securities; with investments in other investment companies; and with loans that the Fund may make pursuant to its fundamental investment restriction on lending.
7.	Other than with respect to the Fund’s concentration in the securities and/or other instruments of U.S. non-profit organizations that have a stated Christian mission including, but not limited to, churches, denominations and associations, educational institutions, and other Christian mission-related organizations, may not purchase a security if, after giving effect to the purchase, 25% or more of the Fund’s total assets would be invested in the securities of one or more issuers conducting their principal business activities in the same industry. This restriction does not apply to Government Securities (as such term is defined in the 1940 Act).
The above percentage limits (except the limitation to borrowings) and any other percentage limits set forth in the Fund’s registration statement are based upon asset values at the time of the applicable transaction; accordingly, a subsequent change in asset values will not affect a transaction that was in compliance with the investment restrictions at the time such transaction was effected.

Section 18(g) of the 1940 Act defines a “senior security” as any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness. Under the 1940 Act, the Fund is not permitted to issue senior securities if, immediately after the issuance of such senior securities, the Fund would have an asset coverage ratio (as defined in the 1940 Act) of less than 300% with respect to senior securities representing indebtedness (i.e., for every dollar of indebtedness outstanding, the Fund is required to have at least three dollars of assets). The 1940 Act also provides that the Fund may not declare distributions, or purchase its stock (including through share repurchases), if immediately after doing so it will have an asset coverage ratio of less than 300%. Under the 1940 Act, certain short-term borrowings (such as for cash management purposes) are not subject to these limitations if (i) repaid within 60 days, (ii) not extended or renewed, and (iii) not in excess of 5% of the total assets of the Fund.
The Fund may “set aside” liquid assets (often referred to as “asset segregation”), or engage in other SEC- or staff-approved measures, to “cover” open positions with respect to certain kinds of derivatives and certain other portfolio transactions that could be considered “senior securities” as defined in Section 18(g) of the 1940 Act. If the Fund were not to cover these transactions, they would be considered senior securities and therefore would be subject to the 1940 Act’s 300% asset coverage requirement applicable to forms of leverage representing indebtedness. The Fund may not cover an applicable derivative, forward-commitment or reverse repurchase transaction if it does not need to do so to comply with the foregoing 1940 Act requirements and, in the view of the Adviser, the assets that would have been used to cover could be better used for a different purpose.
Non-Fundamental Investment Limitations
The following non-fundamental investment restrictions may be changed without Shareholder approval. Under these restrictions:
1.	The Fund will not purchase any security while borrowings, including reverse repurchase agreements, representing more than 5% of the Fund’s total assets are outstanding. The Fund intends to limit borrowings to amounts borrowed from a bank, reverse repurchase agreements (insofar as they are considered borrowings), or any interfund lending agreement.
2.	The Fund does not currently intend to purchase securities on margin, except that the Fund may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options on futures contracts shall not constitute purchasing securities on margin.
3.	The exception for exemptive orders in the fundamental investment restriction with respect to senior securities (number 2 in “Fundamental Investment Limitations” above) will be applied only for exemptive orders issued to the Fund.

MANAGEMENT OF THE FUND
Board of Trustees and Executive Officers
The Board is responsible for the management and supervision of the Fund’s business affairs and for exercising all powers except those reserved to the Shareholders.
Leadership Structure and Oversight Responsibilities
Overall responsibility for oversight of the Fund rests with the Board. The Board has engaged Thrivent Asset Mgt. to manage the Fund on a day-to-day basis. The Board is responsible for overseeing Thrivent Asset Mgt. and other service providers in the operation of the Fund in accordance with the provisions of the 1940 Act, applicable provisions of Delaware law, other applicable laws, the conditions of the Co-Investment Order, and the Fund’s organizational documents. The Board consists of six members, including five Independent Trustees and one Interested Trustee. An “Independent Trustee” is not an “interested person” (as defined in the 1940 Act) of the Fund, while an “Interested Trustee” is. The Board conducts regular meetings four times a year. In addition, the Board holds special in-person or telephonic meetings or informal conference calls to discuss specific matters that may arise or require action between regular meetings. The Independent Trustees have engaged independent legal counsel to assist them in performance of their oversight responsibilities.
The Board has appointed George W. Morriss to serve in the role of Chairperson. The Chairperson’s role is to preside at all meetings of the Board and to act as a liaison with service providers, officers, attorneys, and other Trustees generally between meetings. The Chairperson may also perform such other functions as may be delegated by the Board from time to time. Except for duties specified herein or pursuant to the Fund’s organizational documents, the designation of Chairperson does not impose on such Trustee any duties, obligations or liability that are greater than the duties, obligations or liability imposed on such person as a member of the Board generally. The Board has established an Audit Committee, a Nominating and Governance Committee, a Contracts Committee, and a Valuation Committee (the “Committees”), each described in more detail below, to assist the Board in the oversight and direction of the business and affairs of the Fund, and from time to time may establish subcommittees to review and address the policies and practices of the Fund with respect to certain specified matters. The Board believes that the Board’s current leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over matters under its purview, and it allocates areas of responsibility between the Committees and the full Board in a manner that enhances effective oversight. The leadership structure of the Board may be changed at any time and in the discretion of the Board, including in response to changes in circumstances or the characteristics of the Fund.
The Fund is subject to a number of risks, including investment, compliance, operational, and valuation risks, among others. Day-to-day risk management functions are subsumed within the responsibilities of Thrivent Asset Mgt., and the service providers (depending on the nature of the risk), which carry out the Fund’s investment management and business affairs. Each of Thrivent Asset Mgt. and the service providers have their own, independent interest in risk management, and their policies and methods of carrying out risk management functions will depend, in part, on their individual priorities, resources and controls.
Risk oversight forms part of the Board’s general oversight of the Fund and is addressed as part of various Board and Committee activities. The Board recognizes that it is not possible to identify all of the risks that may affect the Fund or to develop processes and controls to eliminate or mitigate their occurrence or effects. As part of its regular oversight of the Fund, the Board, directly or through the Committees, interacts with and reviews reports from, among others, Thrivent Asset Mgt., the Fund’s Chief Compliance Officer, the independent registered public accounting firm for the Fund, and internal auditors for Thrivent Asset Mgt., as appropriate, regarding risks faced by the Fund, and Thrivent Asset Mgt.’s risk functions.
The Audit Committee of the Board, which is composed of all Independent Trustees and chaired by Jerry T. Golden, oversees management of financial risks and controls. The Audit Committee serves as the channel of communication between the independent registered public accounting firm of the Fund and the Board with respect to financial statements and financial reporting processes, systems of internal control, and the audit process. A representative of business risk management, which functions as the Adviser’s internal audit group, meets with the Audit Committee and provides reports to the Audit Committee in writing and in person on an as-needed basis (but at least annually). Although the Audit Committee is responsible for overseeing the management of financial risks, the entire Board is regularly informed of these risks through Audit Committee reports. The Board has determined that George W. Morriss and Jerry T. Golden are “audit committee financial experts.”
The Nominating and Governance Committee of the Board, which is composed of all of the Independent Trustees and chaired by Pastor Brian Fragodt, assists the Board in fulfilling its duties with respect to the governance of the Fund, including the review and evaluation of the composition and operation of the Board and its committees, the annual self-assessment of the Board and its committees and periodic review and recommendations regarding compensation of the Independent Trustees. The Nominating and Governance Committee makes recommendations regarding nominations for Trustees and will consider nominees suggested by shareholders sent to the attention of the President of the Fund.
The Contracts Committee of the Board, which is composed of all of the Independent Trustees and chaired by Cecilia H. Herbert, assists the Board in fulfilling its duties with respect to the review and approval of contracts between the Fund and other entities, including entering into new contracts and the renewal of existing contracts. The Contracts Committee considers investment advisory, distribution, transfer agency, administrative service and custodial contracts, and such other contracts as the Board deems necessary or appropriate for the continuation of operations of the Fund.
The Valuation Committee of the Board, which is composed of all of the Independent Trustees and chaired by Julie K. Braun, is responsible for reviewing the Fund’s valuation policies and procedures. The Valuation Committee oversees the Adviser’s valuation committee, including the pricing of portfolio securities held by the Fund, and acts as a resource to the Adviser with respect to fair valuation determinations. The Valuation Committee serves as a liaison between the Adviser’s valuation committee and the Independent Trustees and makes recommendations to the Board regarding valuation matters.
The Board has appointed a Chief Compliance Officer who oversees the implementation and testing of the Fund’s compliance program and reports to the Board regarding compliance matters for the Fund and its principal service providers. In addition, as part of the Board’s annual review of the Fund’s advisory and other service provider agreements, the Board considers risk management aspects of these entities’ operations and the functions for which they are responsible. The Board may, at any time and in its discretion, change the manner in which it conducts its risk oversight role.
The Fund’s organizational documents do not set forth any specific qualifications to serve as a Trustee. The qualifications that the Trustees take into consideration include, but are not limited to, a candidate’s connections to the Christian community, experience on other boards, occupation, business experience, education, knowledge regarding investment matters, diversity of experience, personal integrity and reputation and willingness to devote time to attend and prepare for Board and Committee meetings. No one factor is controlling, either with respect to the group or any individual.
The Board has concluded, based on each Trustee’s experience, qualifications, attributes or skills, on an individual basis and in combination with those of other Trustees, that each Trustee is qualified to serve on the Board. Among the attributes or skills common to all Trustees are their ability to review critically, evaluate, question and discuss information provided to them, to interact effectively with each of the other Trustees, the Adviser, counsel, the Fund’s independent registered public accounting firm and other service providers, and to exercise effective and independent business judgment in the performance of their duties as Trustees. Each Trustee’s ability to perform his duties effectively has been attained through the Trustee’s business, consulting, public service or academic positions and/or through experience from service as a board member of other fund complexes, public companies, or non-profit entities or other organizations, and in the case of the Interested Trustee (defined below) as a board member of other funds in the fund complex, as set forth below. Each Trustee’s ability to perform his duties effectively has been enhanced by his educational background, professional training, and/or other experiences. The following is a summary of each Trustee’s professional and other experience that qualifies each person to serve as a Trustee of the Fund as of the date of this SAI. Additional details regarding the background of each Trustee are included in the table below this section.
David S. Royal. Mr. Royal has served as a Trustee on the Board of the Fund Complex since 2015. He has over 20 years of experience advising and working for mutual fund complexes. He is currently the President and Chief Investment Officer of the Fund Complex, and he has served as Chief Investment Officer of Thrivent Financial since 2017. Prior to his current position, Mr.

Royal was Deputy General Counsel for Thrivent Financial and the Secretary and Chief Legal Officer of the Fund Complex. Before joining Thrivent Financial, Mr. Royal was a partner at an international law firm based in Chicago. Mr. Royal teaches a course at a law school about the investment management industry. He also serves on the board of directors of a non-profit organization.
Julie K. Braun. Ms. Braun currently serves as a director and chair of the audit committee for a diversified financial holding company. Previously, Ms. Braun was a founding partner and Chief Operating Officer for a global private investment firm focused on distressed debt and alternative asset investments, responsible for the implementation and oversight of the firm’s financial, operational and corporate functions. Ms. Braun has also served as Chief Financial Officer for a private investment manager and as a board and committee member for a number of non-profit organizations.
Pastor Brian Fragodt. Mr. Fragodt is Senior Pastor at Trinity Lutheran Church in Long Lake, Minnesota. Previously, Mr. Fragodt served as a pastor in other Lutheran churches in Minnesota and has served as a pastor in the Evangelical Lutheran Church in America for nearly 30 years. Before entering the seminary, Mr. Fragodt worked as a Certified Public Accountant at an accounting firm, specializing in taxation. He has also served on the board of Gustavus Adolphus College in St. Peter, Minnesota, where he received his Bachelor’s degree.
Jerry T. Golden. Mr. Golden worked for over 25 years as a Partner at Ernst & Young LLP, where he specialized in providing audit services to investment companies. Following his retirement in 2012, Mr. Golden continued to work for the firm in a consulting capacity until 2015. From 2015 through 2017 Mr. Golden served as an independent trustee for a mutual fund complex. Mr. Golden is a Certified Public Accountant.
Cecilia H. Herbert. Ms. Herbert currently serves as board chair and independent trustee for a major mutual fund and ETF fund complex and as a trustee for other fund complexes, as well as educational and philanthropic organizations. She previously worked in senior management at JP Morgan Guaranty Trust Company, responsible for corporate lending, trade financing and international corporate finance.
George W. Morriss. Mr. Morriss has extensive board experience, serving as an independent trustee of a large mutual fund complex and, for seven years, as chair of the audit committee. Mr. Morriss has also served as a board member for other funds and as Chief Financial Officer of a financial services company. He has investment management experience as a portfolio manager managing personal and institutional funds. He has served as a member of a committee of representatives from companies listed on NASDAQ. He has an advanced degree in finance.
The following table provides additional information about the Trustees and officers of the Fund.
Interested Trustees (1)
Name, Address and Year of Birth	Position with the Fund and Length of Service (2)	Number of Portfolios in Fund Complex Overseen by Trustee	Principal Occupation(3)	Other Directorships(3)
David S. Royal 901 Marquette Avenue Suite 2500 Minneapolis, MN (1971)	Trustee and President since 2018	65	Senior Vice President, Chief Investment Officer, Thrivent Financial since 2017; VP, President Mutual Funds, Thrivent Financial from 2015 to 2017; Vice President and Deputy General Counsel from 2006 to 2015	Currently, Director of Children’s Cancer Research Fund and Board member of Twin Bridge Capital Partners; Director, Fairview Hospital Foundation until 2017

Independent Trustees (4)
Name, Address and Year of Birth	Position with the Fund and Length of Service (2)	Number of Portfolios in Fund Complex Overseen by Trustee	Principal Occupation(3)	Other Directorships(3)
Julie K. Braun (1958)	Trustee since 2019	1	Partner and Chief Operating Officer of Castlelake, LP from 2005 to 2016	Director and Audit Committee Chair at Pohlad Companies since 2019; Director of various closely-held investment partnerships and LLCs of Castlelake, LP
Pastor Brian Fragodt (1959)	Trustee since 2018	1	Senior Pastor, Trinity Lutheran Church, Long Lake, MN	Trustee, Gustavus Adolphus College from 2012 to 2015
Jerry T. Golden (1953)	Trustee since 2018	1	National Seminar Instructor, Ernst & Young Financial Services Program from 2014 to 2015	Independent Trustee of Scout Funds from 2015 to 2017
Cecilia H. Herbert (1949)	Trustee since 2019	1	Trustee of Stanford Health Care since 2016 and Finance Committee Chair since 2019; Trustee of WNET, a New York public media company, since 2011; Member of the Archdiocese of San Francisco Finance Council since 1994	Independent Director/Trustee of iShares ETF Funds since 2005 and Board Chair since 2015;; Independent Trustee and Nominating Committee Chair of Salient MF Trust and Salient FF Trust from 2015 to 2018; Independent Trustee and Nominating Committee Chair of Forward Funds from 2009 to 2015

Name, Address and Year of Birth	Position with the Fund and Length of Service (2)	Number of Portfolios in Fund Complex Overseen by Trustee	Principal Occupation(3)	Other Directorships(3)
George W. Morriss (1947)	Trustee since 2018	1	Adjunct Professor, Columbia University School of International Policy and Affairs from 2012 to 2018	Independent Director/Trustee of Neuberger Berman Mutual Funds since 2007, Closed End Fund Committee Chair since 2018, and Audit Committee Chair from 2010 to 2017; Independent Trustee and Audit Committee Chair, 1WS Credit Income Fund since 2018; Independent Trustee and Audit Committee Chair of Steben Select Multi-Strategy and Steben Alternative Investment Funds from 2013 to 2017
Officers
Name, Address and Year of Birth	Position with the Fund and Length of Service (2)	Principal Occupation During Past 5 Years
David S. Royal 901 Marquette Avenue Suite 2500 Minneapolis, MN (1971)	Trustee and President since 2018	Senior Vice President, Chief Investment Officer, Thrivent Financial since 2017; VP, President Mutual Funds, Thrivent Financial from 2015 to 2017; Vice President and Deputy General Counsel, Thrivent Financial from 2006 to 2015
Gerard V. Vaillancourt 901 Marquette Avenue Suite 2500 Minneapolis, MN (1967)	Treasurer and Principal Accounting Officer since 2018	Vice President and Mutual Funds Chief Financial Officer, Thrivent Financial since 2017; Vice President, Mutual Fund Accounting, Thrivent Financial from 2006 to 2017
Michael W. Kremenak 901 Marquette Avenue Suite 2500 Minneapolis, MN (1978)	Secretary and Chief Legal Officer since 2018	Vice President, Thrivent Financial since 2015; Senior Counsel, Thrivent Financial from 2013 to 2015

Name, Address and Year of Birth	Position with the Fund and Length of Service (2)	Principal Occupation During Past 5 Years
Edward S. Dryden 901 Marquette Avenue Suite 2500 Minneapolis, MN (1965)	Chief Compliance Officer since 2018	Vice President, Chief Compliance Officer – Thrivent Funds, Thrivent Financial since 2018; Director, Chief Compliance Officer – Thrivent Funds, Thrivent Financial from 2010 to 2018
Kathleen M. Koelling 4321 North Ballard Road Appleton, WI (1977)	Privacy Officer since 2018	Vice President, Deputy General Counsel, Thrivent Financial since 2018; Vice President, Managing Counsel, Thrivent Financial from 2016 to 2018; Privacy Officer, Thrivent Financial since 2011; Anti-Money Laundering Officer, Thrivent Financial from 2011 to 2019; Senior Counsel, Thrivent Financial from 2002 to 2016
Troy A. Beaver 901 Marquette Avenue Suite 2500 Minneapolis, MN (1967)	Vice President since 2018	Vice President, Mutual Funds Marketing & Distribution, Thrivent Financial since 2015; Vice President, Marketing, American Century Investments from 2006 to 2015
Monica L. Kleve 901 Marquette Avenue Suite 2500 Minneapolis, MN (1969)	Vice President since 2019	Vice President, Investment Operations, Thrivent Financial since 2019; Director, Investments Systems and Solutions, Thrivent Financial from 2002 to 2019
Kathryn A. Stelter 901 Marquette Avenue Suite 2500 Minneapolis, MN (1962)	Vice President since 2018	Vice President, Mutual Funds Chief Operations Officer, Thrivent Financial since 2017; Director, Mutual Fund Operations, Thrivent Financial from 2014 to 2017
Jill M. Forte 901 Marquette Avenue Suite 2500 Minneapolis, MN (1974)	Assistant Secretary since 2018	Senior Counsel, Thrivent Financial since 2017; Counsel, Thrivent Financial from 2015 to 2017; Associate Counsel, Ameriprise Financial, Inc. from 2013 to 2015
John D. Jackson 901 Marquette Avenue Suite 2500 Minneapolis, MN (1977)	Assistant Secretary since 2018	Senior Counsel, Thrivent Financial since 2017; Associate General Counsel, RBC Global Asset Management (US) Inc. from 2011 to 2017
Sarah L. Bergstrom 901 Marquette Avenue Suite 2500 Minneapolis, MN (1977)	Assistant Treasurer since 2018	Head of Mutual Fund Accounting, Thrivent Financial since 2017; Director, Fund Accounting Administration, Thrivent Financial from 2007 to 2017

(1)	“Interested person” of the Fund as defined in the 1940 Act by virtue of a position with Thrivent Financial. Mr. Royal is considered an interested person because of his principal occupation with Thrivent Financial.

(2)	Each Trustee generally serves an indefinite term until her or his successor is duly elected and qualified. Officers generally serve at the discretion of the Board until their successors are duly appointed and qualified.
(3)	Except as otherwise indicated, each individual has held the positions shown during at least the last five years.
(4)	The Trustees, other than Mr. Royal, are not “interested persons” (as defined under the 1940 Act) of the Fund and are referred to as “Independent Trustees.”
Committees of the Board of Trustees
Committee	Members	Function	Meetings Held During Last Fiscal Year
Audit	Julie K. Braun Pastor Brian Fragodt Jerry T. Golden Cecilia H. Herbert George W. Morriss	The Audit Committee has, as its primary purpose, oversight responsibility with respect to: (a) the adequacy of the Fund’s accounting and financial reporting processes, policies and practices; (b) the integrity of the Fund’s financial statements and the independent audit thereof; (c) the adequacy of the Fund’s overall system of internal controls over financial reporting; (d) the Fund’s compliance with certain legal and regulatory requirements; and (e) determining the qualification and independence of the Fund’s independent auditors.	4
Nominating and Governance	Julie K. Braun Pastor Brian Fragodt Jerry T. Golden Cecilia H. Herbert George W. Morriss	The Nominating and Governance Committee assists the Board in fulfilling its duties with respect to the governance of the Fund, including recommendations regarding the process for evaluation by the Board of the Board and its committees, compensation of the Trustees and composition of the Committees and the Board’s membership. The Nominating and Governance Committee makes recommendations regarding nominations for individuals to serve as Fund officers and Trustees and will consider nominees for Trustee suggested by shareholders sent to the attention of the President of the Fund.	4
Contracts	Julie K. Braun Pastor Brian Fragodt Jerry T. Golden Cecilia H. Herbert George W. Morriss	The function of the Contracts Committee is to assist the Board in fulfilling its duties with respect to the review and approval of contracts between the Fund and other entities, including entering into new contracts and the renewal of existing contracts. The Contracts Committee considers investment advisory, distribution, transfer agency, administrative service and custodial contracts, and such other contracts as the Board deems necessary or appropriate for the continuation of operations of the Fund.	0
Valuation	Julie K. Braun Pastor Brian Fragodt Jerry T. Golden Cecilia H. Herbert George W. Morriss	The Valuation Committee has responsibility for reviewing the Fund’s valuation policies and procedures. The Valuation Committee oversees the Adviser’s valuation committee, including the pricing of portfolio securities held by the Fund, and acts as a resource to the Adviser with respect to fair valuation determinations. The Valuation Committee serves as a liaison between the Adviser’s valuation committee and the Independent Trustees and makes recommendations to the Board regarding valuation matters.	0

Beneficial Interest in the Fund by Trustees
The following tables provide information, as of June 30, 2020. The second column reflects the dollar range of beneficial ownership by each Trustee in the Fund. The dollar range shown in the third column reflects the aggregate amount of each Trustee’s beneficial ownership in all registered investment companies within the investment company complex that are overseen by the Trustee.
Interested Trustees
Name of Trustee	Dollar Range of Beneficial Ownership in the Fund	Aggregate Dollar Range of Beneficial Ownership in All Registered Investment Companies Overseen by the Trustee in the Family of Investment Companies
David S. Royal	Over $100,000	Over $100,000
Independent Trustees
Name of Trustee	Dollar Range of Beneficial Ownership in the Fund	Aggregate Dollar Range of Beneficial Ownership in All Registered Investment Companies Overseen by the Trustee in the Family of Investment Companies
Julie K. Braun	$0	$0
Pastor Brian Fragodt	$0	$0
Jerry T. Golden	$10,001-$50,000	$10,001-$50,000
Cecilia H. Herbert	$0	$0
George W. Morriss	$50,001-$100,000	$50,001-$100,000
Compensation of Trustees
The Fund makes no payments to any of its officers for services performed for the Fund. The Independent Trustees are paid an annual base compensation of $25,000 to serve on the Fund’s Board. Independent Trustees are reimbursed by the Fund for any expenses they may incur by reason of attending Board meetings or in connection with other services they may perform in connection with their duties as Trustees of the Fund. The Trustees receive no pension or retirement benefits in connection with their service to the Fund.
The following table provides the amounts of compensation paid to the Trustees for the fiscal year ended March 31, 2020:
Name of Trustee	Aggregate Compensation from Fund	Total Compensation from Fund and Fund Complex Compensation Paid to Trustees
Julie K. Braun	$12,500	$12,500
Pastor Brian Fragodt	$26,250	$26,250
Jerry T. Golden	$26,250	$26,250
Cecilia H. Herbert	$28,750	$28,750
George W. Morriss	$30,000	$30,000

SIGNIFICANT SHAREHOLDERS
A principal Shareholder is any person who owns of record or beneficially 5% or more of any class of the Fund’s outstanding Shares. As of June 30, 2020, the following were principal Shareholders of the Fund.
Shareholder	Percent Owned
InFaith Community Foundation 600 Portland Avenue South, Suite 100 Minneapolis, MN 55415	5.2%
A control person is a Shareholder that owns beneficially or through controlled companies more than 25% of the voting securities of a company or acknowledges the existence of control. Shareholders owning voting securities in excess of 25% may determine the outcome of any matter affecting and voted on by Shareholders of the Fund. The actions of an entity or person that controls the Fund could have an effect on other Shareholders. For instance, a control person may have effective voting control over the Fund or large requests for repurchase by a control person or principal Shareholder could cause a repurchase offer to be oversubscribed, causing Shareholders to be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. As of June 30, 2020, the following were control persons of the Fund.
Shareholder	Percent Owned
Thrivent Financial for Lutherans 4321 N Ballard Rd Appleton, WI 54919-0001	82.5% (1)

(1)	It is anticipated that Thrivent Financial’s percentage of ownership will decrease as more of the Fund’s Shares are sold to the public.
As of June 30, 2020, the officers and Trustees as a group beneficially owned less than 1% of the Fund’s shares.
Material Transactions with Independent Trustees
No Independent Trustee of the Fund or any immediate family member of an Independent Trustee has had, during the two most recently completed calendar years, a direct or indirect interest in the investment adviser or the principal underwriter for the Fund, or in any person directly or indirectly controlling, controlled by or under common control with the investment adviser or the principal underwriter for the Fund exceeding $120,000. In addition, no Independent Trustee of the Fund or any of their immediate family members has had, during the two most recently completed calendar years, a direct or indirect material interest in any transaction or series of similar transactions in which the amount involved exceeds $120,000 and to which one of the parties was the Fund; an officer of the Fund; an investment company or an officer of any investment company having the same investment adviser or principal underwriter as the Fund as its investment adviser or principal underwriter or having an investment adviser or principal underwriter that directly or indirectly controls, is controlled by or under common control with the investment adviser or principal underwriter of the Fund; the Fund’s investment adviser or principal underwriter; an officer of the Fund’s investment adviser or principal underwriter; or a person or an officer of a person directly or indirectly controlling, controlled by or under common control with the investment adviser or the principal underwriter of the Fund (an “Associated Person”). No Independent Trustee of the Fund or a member of the immediate family of an Independent Trustee has had, in the two most recently completed calendar years, a direct or indirect relationship with any Associated Person involving an amount in excess of $120,000 and which involved: payments for property or services to or from any Associated Person; provision of legal services to any Associated Person; provision of investment banking services to any Associated Person, other than as a participating underwriter in a syndicate; or, any consulting or other relationship that is substantially similar in nature and scope to these types of relationships.

INVESTMENT ADVISER AND PORTFOLIO MANAGERS
Investment Adviser
The Fund’s investment adviser, Thrivent Asset Mgt., was organized as a Delaware limited liability company on September 23, 2005. Thrivent Asset Mgt. is a subsidiary of Thrivent Financial Holdings, Inc., which is a wholly owned subsidiary of Thrivent Financial. Thrivent Financial Holdings, Inc. owns 100% of Thrivent Asset Mgt.’s membership interests.
Thrivent Asset Mgt., 901 Marquette Avenue, Suite 2500, Minneapolis, Minnesota 55402-3211, is the investment adviser for the Fund. The officers and directors of Thrivent Asset Mgt. who are affiliated with the Fund are set forth below under “Affiliated Persons.”
Investment decisions for the Fund are made by Thrivent Asset Mgt., subject to the overall direction of the Board of Trustees. Thrivent Asset Mgt. also provides investment research and supervision of the Fund’s investments and conducts a continuous program of investment evaluation and appropriate disposition and reinvestment of these assets.
Thrivent Asset Mgt. Portfolio Managers
Other Accounts Managed by the Thrivent Asset Mgt. Portfolio Managers
The following table provides information relating to other accounts managed by Thrivent Asset Mgt. portfolio managers as of March 31, 2020. None of the Thrivent Asset Mgt. portfolio managers of the Funds managed pooled investment vehicles other than the registered companies noted below.
	Other Registered Investment Companies (1)		Other Accounts
Portfolio Manager	# of Accounts Managed	Assets Managed	# of Accounts Managed	Assets Managed
Frederick P. Johson	0	$ 0	1	$1,196,970,569
Meg G. Spangler	0	$ 0	1	$ 922,154,640
Gregory R. Anderson	12	$4,899,288,958	3	$7,680,524,390

(1)	The “Other Registered Investment Companies” represent series of Thrivent Mutual Funds and series of Thrivent Series Fund, Inc.
Compensation
The following is a description provided by the Adviser regarding the structure of and criteria for determining the compensation of the Portfolio Managers as of March 31, 2020.
Each portfolio manager of Thrivent Asset Mgt. is compensated by an annual base salary and an annual bonus, in addition to the various benefits that are available to all employees of Thrivent Financial. The annual base salary for each portfolio manager is a fixed amount that is determined annually according to the level of responsibility and performance. The annual bonus provides for a variable payment that is attributable to loan origination volume and yield targets as well as loan quality measures (e.g., delinquency, loan losses). Some portfolio managers also participate in Thrivent Financial’s long-term incentive plan, which provides for an additional variable payment based on the extent to which Thrivent Financial met corporate goals during the previous three-year period.
Conflicts of Interest
Portfolio managers at Thrivent Asset Mgt. typically manage multiple accounts. These accounts may include, among others, mutual funds, proprietary accounts and separate accounts (assets managed on behalf of pension funds, foundations and other investment accounts). The management of multiple funds and accounts may give rise to potential conflicts of interest if the funds and accounts have different objectives, benchmarks, time horizons, and fees. In addition, the side-by-side management of these funds and accounts may raise potential conflicts of interest relating to cross trading, the allocation of investment opportunities and the aggregation and allocation of trades. Thrivent Asset Mgt. seeks to provide best execution of all securities transactions and aggregate and then allocate securities to client accounts in a fair and timely manner. To this end, Thrivent Asset Mgt. has developed policies and procedures designed to mitigate and manage the potential conflicts of interest that may arise from side-by-side management. The information regarding potential conflicts of interest was provided by the Adviser and is current as of March 31, 2020.
Ownership in the Fund
The following table provides information, as of March 31, 2020, on the dollar range of beneficial ownership in the Fund by each portfolio manager.
Portfolio Manager	Fund Ownership
Frederick P. Johnson	$10,001-$50,000
Meg G. Spangler	None
Gregory R. Anderson	None
The Management Agreement
The Investment Management Agreement between the Fund and Thrivent Asset Mgt. (the “Management Agreement”) provides that the Adviser will provide overall investment supervision of the assets of the Fund. The Adviser furnishes and pays for all office space and facilities, equipment and clerical personnel necessary for carrying out the Adviser’s duties under the Management Agreement. The Adviser also pays all compensation of Trustees, officers and employees of the Fund who are the Adviser’s affiliated persons. All costs and expenses not expressly assumed by the Adviser under the Management Agreement are paid by the Fund, including, but not limited to: (a) interest and taxes; (b) brokerage commissions; (c) insurance premiums; (d) compensation and expenses of the Fund’s Trustees other than those affiliated with the Adviser; (e) legal and audit expenses; (f) fees and expenses of the Fund’s custodian, shareholder servicing agent, transfer agent and accounting services agent; (g) expenses incident to the issuance of the Fund’s shares, including issuance of shares on the payment of, or reinvestment of, dividends; (h) fees and expenses incident to the registration under Federal or state securities laws of the Fund or its shares; (i) expenses of preparing, printing and mailing reports and notices, proxy material and prospectuses to the Fund’s Shareholders; (j) all other expenses incidental to holding meetings of the ’Shareholders; (k) dues or assessments of or contributions to the Investment Company Institute or its successor, or other industry association; (l) such extraordinary expenses as may arise, including litigation, governmental investigations or administrative proceedings affecting the Fund, including the costs of any settlements, and the legal obligations that the Fund may have to indemnify its officers and Trustees with respect thereto; and (m) all expenses, if any, that the Fund agrees to bear in any distribution agreement or in any plan adopted by the Fund pursuant to Rule 12b-1 under the 1940 Act.
The Management Agreement became effective August 29, 2018, and will continue in effect for an initial two-year term. Thereafter, the Management Agreement will continue in effect from year to year provided such continuance is specifically approved at least annually by the Board of Trustees. The vote for approval must include the approval of a majority of the Independent Trustees. The Management Agreement terminates automatically upon assignment. The Management Agreement is terminable at any time without penalty by the Board of Trustees or by the vote of a majority of the outstanding shares of the Fund. Thrivent Asset Mgt. may terminate the agreement on 60 days written notice to the Fund.
Advisory Fees
The Management Agreement provides for the following advisory fees to be paid by the Fund, expressed as an annual rate of average daily net assets: 1.10%.

The following table shows the total dollar amount for investment advisory services the Fund paid to its investment adviser from the Fund's inception on September 28, 2018 through the fiscal year ended March 31, 2019, and for the fiscal year ended March 31, 2020 (before giving effect to any expense reimbursements).
Fund	3/31/2020	3/31/2019 (1)
Thrivent Church Loan and Income Fund	$197,879	$38,759

(1)	From inception on September 28, 2018 through fiscal year end.
The Adviser has contractually agreed, through at least July 31, 2021, to waive fees and/or reimburse certain expenses associated with the shares of the Fund in order to limit the Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements (excluding taxes, interest, brokerage commissions, acquired fund fees and expenses, securities lending fees, expenses associated with securities sold short, litigation, and other extraordinary expenses) to an annual rate of 1.00% of average daily net assets of the shares. Amounts waived by the Adviser during the contractual period cannot be recouped by the Adviser in subsequent periods. This fee waiver may not be terminated before the indicated termination date without the consent of the Fund’s Board, including a majority of the Independent Trustees.
The following table shows the total expenses reimbursed with respect to the Fund from the Fund's inception on September 28, 2018 through the fiscal year ended March 31, 2019, and for the fiscal year ended March 31, 2020.
Fund	3/31/2020	3/31/2019 (1)
Thrivent Church Loan and Income Fund	$698,123	$390,168

(1)	From inception on September 28, 2018 through fiscal year end.
Affiliated Persons
The following officers of the Fund are affiliated with Thrivent Asset Mgt. in the capacities listed:
Affiliated Person	Position with the Fund	Position with Thrivent Asset Mgt.
David S. Royal	Trustee and President	Elected Manager and President
Gerard V. Vaillancourt	Treasurer and Principal Accounting Officer	Elected Manager; Vice President, Chief Financial Officer and Treasurer
Michael W. Kremenak	Secretary and Chief Legal Officer	Secretary and Chief Legal Officer
Edward S. Dryden	Chief Compliance Officer	Chief Compliance Officer
Kathleen M. Koelling	Privacy Officer	Privacy Officer
Troy A. Beaver	Vice President	Vice President
Monica L. Kleve	Vice President	Vice President and Chief Operating Officer
Code of Ethics
The Fund, Thrivent Asset Mgt. and Thrivent Distributors, LLC (“Thrivent Distributors”) have adopted a joint code of ethics pursuant to the requirements of the 1940 Act. Under the Code of Ethics, personnel are only permitted to engage in personal securities transactions in accordance with certain conditions relating to such person’s position, the identity of the security, the timing of the transaction, and similar factors. Transactions in securities that may be held by the Fund are permitted, subject to compliance with applicable provisions of the Code of Ethics. Personal securities transactions must be reported quarterly and broker confirmations of such transactions must be provided for review. The Code of Ethics is available on the EDGAR Database on the SEC’s website at SEC.gov. In addition, copies of the Code of Ethics may be obtained, after paying a duplicating fee, by electronic request at publicinfo@sec.gov.

Proxy Voting Policies
The Fund has adopted the proxy voting policies of Thrivent Financial and Thrivent Asset Mgt. Those policies are included in Appendix A. Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 will be available without charge at the Fund’s website (thriventintervalfunds.com) or the SEC website where it will be filed on Form N-PX (SEC.gov).

UNDERWRITING AND DISTRIBUTION SERVICES
The Fund’s principal underwriter and distributor, Thrivent Distributors, is a Delaware limited liability company organized in 2015. Thrivent Distributors is an indirect wholly owned subsidiary of Thrivent Financial and is located at 901 Marquette Avenue, Suite 2500, Minneapolis, Minnesota 55402-3211. The officers and directors of Thrivent Distributors who are affiliated with the Fund are set forth below under “Affiliated Persons.” Under a Distribution Agreement (the “Distribution Agreement”), Thrivent Distributors is granted the right to sell shares of the Fund as agent for the Fund. Thrivent Distributors offers the Fund’s shares for sale on a continuous basis and has agreed to use its best efforts to secure purchasers for the shares of the Fund.
The Distribution Agreement became effective August 29, 2018 and will continue in effect for an initial two-year term. Thereafter, the Distribution Agreement will continue in effect from year to year provided such continuance is specifically approved at least annually by the Board of Trustees, including a majority of the Independent Trustees.
Underwriting Commissions
For the fiscal year ended March 31, 2020, Thrivent Distributors did not receive underwriting commissions or compensation in connection with sales or repurchases of Shares of the Fund.
Affiliated Persons
The following officers of Thrivent Distributors are affiliated with the Fund:
Affiliated Person	Position with the Fund	Position with Thrivent Distributors
David S. Royal	Trustee and President	Elected Manager
Gerard V. Vaillancourt	Treasurer and Principal Accounting Officer	Elected Manager and Vice President
Michael W. Kremenak	Secretary and Chief Legal Officer	Assistant Secretary
Edward S. Dryden	Chief Compliance Officer	Chief Compliance Officer
Troy A. Beaver	Vice President	Chief Executive Officer
Kathryn A. Stelter	Vice President	Chief Operations Officer
John D. Jackson	Assistant Secretary	Secretary and Chief Legal Officer

OTHER SERVICES
Custodian
The custodian for the Fund is State Street Bank and Trust Company (the “Custodian”), One Lincoln Street, Boston, Massachusetts 02111. The Custodian is responsible for safeguarding the Fund’s assets.
Transfer Agent
Thrivent Financial Investor Services Inc. (“Thrivent Financial Investor Services”), 901 Marquette Avenue, Suite 2500, Minneapolis, Minnesota 55402-3211, provides transfer agency and dividend payment services necessary to the Fund. Under the Transfer Agency Agreement, the Fund pays Thrivent Financial Investor Services an annual fee equal to (a) 0.03% of the Fund’s average daily net assets, plus (b) an annual maintenance fee of $21.50 for each Shareholder account of the Fund.
Administrator
Thrivent Asset Mgt. provides both administrative and accounting services to the Funds under an Administrative Services Agreement. Under this Agreement, each Fund pays Thrivent Asset Mgt. an annual fee equal to the sum of $70,000 plus 0.017 percent of the Fund’s average daily net assets. Payments made under the Agreement from the Fund's inception on September 28, 2018 through the fiscal year ended March 31, 2019, and for the fiscal year ended March 31, 2020 are as follows:
Fund	3/31/2020	3/31/2019 (1)
Thrivent Church Loan and Income Fund	$73,058	$35,625

(1)	From inception on September 28, 2018 through fiscal year end.
Independent Registered Public Accounting Firm
Cohen & Company, Ltd., 1350 Euclid Ave., Suite 800, Cleveland, OH 44115, serves as the Fund’s independent registered public accounting firm, providing professional services including audits of the Fund’s annual financial statements, assistance and consultation in connection with Securities and Exchange Commission filings, and preparation, review and signing of the annual income tax returns filed on behalf of the Fund.
Independent Counsel
K& L Gates LLP, One Lincoln Street, Boston, Massachusetts 02111, serves as legal counsel to the Independent Trustees.

BROKERAGE ALLOCATION AND OTHER PRACTICES
Brokerage Transactions
In connection with the management of the investment and reinvestment of the assets of the Fund, the Management Agreement authorizes Thrivent Asset Mgt., acting by its own officers, directors or employees to select the brokers or dealers that will execute purchase and sale transactions for the Fund. In executing portfolio transactions and selecting brokers or dealers, if any, Thrivent Asset Mgt. will use reasonable efforts to seek on behalf of the Fund the best overall terms available.
In assessing the best overall terms available for any transaction, Thrivent Asset Mgt. will consider all factors it deems relevant, including:
1.	the breadth of the market and the price of the security,
2.	the financial condition and execution capability of the broker or dealer, and
3.	the reasonableness of the commission, if any (for the specific transaction and on a continuing basis).
In evaluating the best overall terms available, and in selecting the broker or dealer, if any, to execute a particular transaction, Thrivent Asset Mgt. may also consider the brokerage and research services (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934) provided to any other accounts over which Thrivent Asset Mgt. or an affiliate of Thrivent Asset Mgt. exercises investment discretion. Thrivent Asset Mgt. may pay to a broker or dealer who provides such brokerage and research services a commission for executing a portfolio transaction which is in excess of the amount of commission another broker or dealer would have charged for effecting that transaction if, but only if, Thrivent Asset Mgt. determines in good faith that such commission was reasonable in relation to the value of the brokerage and research services provided.
To the extent that the receipt of the above-described services may supplant services for which Thrivent Asset Mgt. might otherwise have paid, it would, of course, tend to reduce the expenses of Thrivent Asset Mgt.
In certain cases, Thrivent Asset Mgt. may obtain products or services from a broker that have both research and non-research uses. Examples of non-research uses are administrative and marketing functions. These are referred to as “mixed use” products. In each case, Thrivent Asset Mgt. makes a good faith effort to determine the proportion of such products or services that may be used for research and non-research purposes. The portion of the costs of such products or services attributable to research usage may be defrayed by Thrivent Asset Mgt. through brokerage commissions generated by transactions of its clients, including the Fund. Thrivent Asset Mgt. pays the provider in cash for the non-research portion of its use of these products or services.
Thrivent Asset Mgt. may obtain third-party research from broker-dealers or non-broker dealers by entering into a commission sharing arrangement (a “CSA”). Under a CSA, the executing broker-dealer agrees that part of the commissions it earns on certain equity trades will be allocated to one or more research providers as payment for research. CSAs allow Thrivent Asset Mgt. to direct broker-dealers to pool commissions that are generated from orders executed at that broker-dealer, and then periodically direct the broker-dealer to pay third-party research providers for research.
The investment decisions for the Fund are and will continue to be made independently from those of other investment companies and accounts managed by Thrivent Asset Mgt. and its affiliates. Such other investment companies and accounts may also invest in the same securities as the Fund. When purchases and sales of the same security are made at substantially the same time on behalf of such other investment companies and accounts, transactions may be averaged as to the price and available investments allocated as to the amount in a manner which Thrivent Asset Mgt. and its affiliates believe to be equitable to each investment company or account, including the Fund. In some instances, this investment procedure may affect the price paid or received by the Fund or the size of the position obtainable or sold by the Fund.
For the fiscal year ended March 31, 2020, Thrivent Distributors did not receive brokerage commissions or compensation in connection with the sale or redemptions of the Fund.

The Fund did not pay any brokerage commissions to any broker from the Fund's inception on September 28, 2018 through the fiscal year ended March 31, 2019, or for the fiscal year ended March 31, 2020.
Portfolio Turnover
The rate of portfolio turnover in the Fund will not be a limiting factor when the Adviser deems changes in the Fund’s portfolio appropriate in view of its investment objective. As a result, while the Fund will not purchase or sell securities solely to achieve short term trading profits, the Fund may sell portfolio securities without regard to the length of time held if consistent with the Fund’s investment objective. The portfolio turnover rate is computed by dividing the dollar amount of securities purchased or sold (whichever is smaller) by the average value of securities owned during the year. Short-term investments such as commercial paper and short-term U.S. Government securities are not considered when computing the turnover rate.
The following table shows the portfolio turnover rates for the Fund from the Fund's inception on September 28, 2018 through the fiscal year ended March 31, 2019, and for the fiscal year ended March 31, 2020.
Fund	3/31/2020	3/31/2019 (1)
Thrivent Church Loan and Income Fund	447%	330%

(1)	From inception on September 28, 2018 through fiscal year end.

PURCHASE AND REPURCHASE OF SHARES
Purchasing Shares
The Fund currently offers one class of Shares: Class S. The Fund does not accept accounts registered to foreign individuals or entities, including foreign correspondent accounts. The Fund does not conduct operations and is not offered for purchase outside of the United States or its territories.
Purchases of Shares are discussed in the “How to Buy Shares” section of the Prospectus, and that information is incorporated herein by reference.
Periodic Repurchase Offers
The Fund is a closed-end “interval fund” and, in order to provide some liquidity to Shareholders, the Fund has adopted a fundamental policy pursuant to Rule 23c-3 under the 1940 Act to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV per share. Quarterly repurchase offers will occur in the months of March, June, September and December. Notices of each quarterly repurchase offer are sent to Shareholders of record at least 21 days before the “Repurchase Request Deadline” (i.e., the latest date on which Shareholders can tender their Shares in response to a repurchase offer). This notice may be included with a Shareholder report or other Fund document. If you invest in the Fund through a financial intermediary, the notice will be provided to you by your financial intermediary. This notice will also be posted on the Fund’s website at thriventintervalfunds.com. The Fund determines the NAV applicable to repurchases no later than 14 days after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day) (the “Repurchase Pricing Date”). The Fund expects to distribute payment to Shareholders between one (1) and three (3) business days after the Repurchase Pricing Date and will distribute such payment no later than seven (7) calendar days after such date (the “Repurchase Payment Deadline”). The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks. The Repurchase Request Deadline will be strictly observed.
The section entitled “Periodic Repurchase Offers” in the Prospectus discusses the type and timing of notice for repurchase offers, the effects of oversubscribed repurchase offers, the determination of the repurchase price, payment by the Fund for Shares tendered in a repurchase offer, circumstances under which the Fund might suspend or postpone repurchase offers, the effect of repurchase policies on the liquidity of the Fund, the consequences of repurchase offers and other details regarding the repurchase offers, including associated risks. The Fund’s fundamental policies with respect to repurchase offers are discussed in “Investment Policies and Restrictions” in this SAI.
See “Investment Objective, Strategies and Risks — Risk Considerations — Repurchase Offers Risk” in the Prospectus for a description of the risks associated with the Fund’s repurchase offers. In addition, the repurchase of Shares by the Fund will be a taxable event for Shareholders. For a discussion of these tax consequences, see “Tax Information” below.
In addition to the Fund’s policy to make periodic repurchase offers as described above, the Board may consider additional repurchases of Shares, the making of a tender offer for such Shares, or the conversion of the Fund to an open-end investment company (as described in the Prospectus under “Description of the Fund —Anti-Takeover and Other Provisions of the Declaration of Trust”). The Fund cannot assure you that its Board will decide to take or propose any of these actions.
Subject to its investment limitations, the Fund may borrow to finance the repurchase of Shares or to make a tender offer. Interest on any borrowings to finance Share repurchase transactions or the accumulation of cash by the Fund in anticipation of Share repurchases or tenders will reduce the Fund’s net income and gains. Any Share repurchase, tender offer or borrowing that might be approved by the Board would have to comply with the 1940 Act and the rules and regulations thereunder and other applicable law.

The Fund does not currently charge a repurchase fee. However, the Fund may introduce a repurchase fee at any time by imposing a repurchase fee of up to 2% on Shares accepted for repurchase by the Fund, subject to approval of the Board. Any repurchase fee would be retained by the Fund and is intended to offset estimated costs related to the repurchase offers incurred by the Fund. The Fund has currently elected not to impose any repurchase fee on repurchases of Shares acquired through the reinvestment of distributions.

DETERMINATION OF NET ASSET VALUE
The price of the Fund’s Shares is based on the Fund’s NAV. The Fund determines its NAV once daily at the close of regular trading on the New York Stock Exchange (“NYSE”), which is normally 4:00 p.m. Eastern time. If the NYSE has an unscheduled early close but certain other markets remain open until their regularly scheduled closing time, the NAV may be determined as of the regularly scheduled closing time of the NYSE. If the NYSE and/or certain other markets close early due to extraordinary circumstances (e.g., weather, terrorism, etc.), the NAV may be calculated as of the early close of the NYSE and/or certain other markets. The NAV generally will not be determined on days when, due to extraordinary circumstances, the NYSE and/or certain other markets do not open for trading. The Fund generally does not determine NAV on holidays observed by the NYSE or on any other day when the NYSE is closed. The NYSE is regularly closed on Saturdays and Sundays, New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The price at which you purchase Shares of the Fund is based on the next calculation of the NAV after the Fund receives your purchase request in good order.
The Fund determines the NAV of the Fund’s Shares by dividing the total Fund assets, less all liabilities, by the total number of outstanding Shares. To determine the NAV, the Fund generally values securities at current market value using readily available market prices, when available. However, many of the Fund’s investments do not have readily available market prices. The value of portfolio securities is determined in the following manner:
•	Equity securities that are traded on U.S. exchanges, including options, shall be valued at the last sale price on the principle exchange as of the close of regular trading on such exchange. If there have been no sales, the latest bid quotation is used.
•	Over-the-Counter Securities. Over-the-counter securities held long for which reliable quotations are available shall be valued at the latest bid quotation. If the over-the-counter security is held short, it shall be valued at the latest ask quotation.
•	Fixed income securities traded on a national securities exchange will be valued at the last sale price on such securities exchange that day. If there have been no sales, the latest bid quotation is used.
•	Because market quotations are generally not “readily available” for many debt securities, including Church Loans, they may be valued by an approved pricing service (“APS”), using the evaluation or other valuation methodologies used by the APS. Prices provided by an APS may be determined without relying exclusively on quoted prices and may consider institutional trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data employed in determining valuation for such securities. If quotations are not available from the APS, the Adviser’s Valuation Committee shall obtain a manual price from a broker or make a fair value determination. The APS used by the Fund as of the date hereof values securities, including Church Loans, as of the close of regular trading on the London Stock Exchange (“LSE”), which is several hours before the close of the NYSE. As a result, prices received from the APS may be adjusted by the Adviser’s Valuation Committee in calculating the Fund’s daily NAV due to information received after the close of the LSE.
•	For Church Loans with no readily available market quotations or APS valuations, or if APS valuations must be adjusted based on information received after the close of the LSE, the Board has authorized the Adviser’s Valuation Committee to fair value these investments. The Adviser is authorized to use a pricing service not affiliated with Thrivent Financial to execute the daily valuation methodology. Pricing of such Church Loans will take into account relevant factors, which may include borrower and loan-level data (e.g., principal amount, interest rate, term, credit quality of the borrower and credit spreads based on market observations by the Adviser). A fair valuation will be made for each Church Loan using loan specific cash flows discounted at a rate made up of risk spread determined by the Adviser and the appropriate U.S. Treasury rate. If the Adviser determines that it is probable that a Church Loan will become subject to foreclosure, factors considered in the fair value determination may include the estimated value of property securing the loan, estimated cost of disposition of the property and estimated time to dispose of the property.
•	The Fund may value debt securities with a remaining maturity of 60 days or less at amortized cost.

If the valuation of the applicable instrument is not covered by the valuation methods described above or if the valuation methods are described above, but the Adviser determines that they do not accurately reflect fair value for a security, the Board has authorized the Adviser’s Valuation Committee to make fair valuation determinations pursuant to policies approved by the Board. Fair valuation of a particular security is an inherently subjective process, with no single standard to utilize when determining a security’s fair value. In each case where a security is fair valued, consideration is given to the facts and circumstances relevant to the particular situation. This consideration includes a review of various factors set forth in the pricing policies adopted by the Board of Trustees. For any portion of the Fund’s assets that are invested in mutual funds, the NAV is calculated based upon the NAV of the mutual funds in which the Fund invests, and the prospectuses for those mutual funds explain the circumstances under which they will use fair value pricing and the effects of such a valuation.
Because many foreign markets close before the U.S. markets, significant events may occur between the close of the foreign market and the close of the U.S. markets, when the Fund’s assets are valued, that could have a material impact on the valuation of foreign securities (i.e., available price quotations for these securities may not necessarily reflect the occurrence of the significant event). The Fund, subject to oversight by the Board of Trustees, evaluates the impact of these significant events and adjusts the valuation of foreign securities to reflect the fair value as of the close of the U.S. markets to the extent that the available price quotations do not, in the Adviser’s opinion, adequately reflect the occurrence of the significant events.

TAX INFORMATION
The following is a brief general summary of certain material federal tax considerations affecting the Fund and its Shareholders with respect to the purchase, ownership, and disposition of Shares. It is based on the Internal Revenue Code and the regulations thereunder in effect on, and judicial authorities and published positions of the IRS, and other applicable authorities, publicly available as of the date hereof, all of which are subject to change or differing interpretations (possibly with retroactive effect); no assurance can be given that future legislation, regulations, court decisions, and/or administrative pronouncements will not significantly change applicable law and materially affect the conclusions expressed herein, and any such change, even though made after an investor has invested in the Fund, could be applied retroactively. Tax matters are complicated, and this discussion does not purport to be complete or to deal with all aspects of federal income taxation that may be relevant to an investor in light of his, her, or its particular circumstances or to Shareholders (such as those enumerated in the Prospectus) that are subject to special federal tax rules.
Unless otherwise noted, this discussion applies only to a U.S. Shareholder (as defined in the Prospectus) that holds Shares as a capital asset (generally, an asset held for investment). If a partnership holds Shares, the federal income tax treatment of a partner in the partnership generally will depend on the partner’s status and the partnership’s activities.
The tax consequences of an investment in and holding Shares will depend on the particular facts of each investor’s situation. Prospective investors are advised to consult their own tax advisors with respect to the application to their own circumstances of the general federal income tax rules summarized below, and with respect to other federal, state, local, or foreign tax consequences to them, before making an investment in Shares.
Qualification for Treatment as a Regulated Investment Company (RIC)
The Fund has elected to be, and intends to qualify each taxable year for treatment as, a RIC (as defined in section 851(a) of the Internal Revenue Code). To qualify for that treatment, the Fund must, among other things:
(a) derive at least 90% of its gross income each taxable year from interest, dividends, payments with respect to securities loans, and gains from the sale or other disposition of securities or foreign currencies, or other income (including gains from options, futures, or forward contracts) derived with respect to its business of investing in securities or those currencies and net income from interests in qualified publicly traded partnerships (“Income Requirement”);
(b) distribute with respect to each taxable year at least the sum of 90% of its investment company taxable income (consisting generally of net investment income, the excess, if any, of net short-term capital gain over net long-term capital loss, and net gains from certain foreign currency transactions, if any, all determined without regard to any deduction for dividends paid) and 90% of its net exempt interest income for that year (“Distribution Requirement”); and
(c) diversify its holdings so that, at the end of each quarter of its taxable year, (1) at least 50% of the value of its total assets is represented by cash and cash items, Government securities, securities of other RICs, and other securities, limited in respect of any one issuer to a value not greater than 5% of that value and to not more than 10% of the issuer’s outstanding voting securities, and (2) not more than 25% of that value is invested in the securities (other than those of the Government or other RICs) of any one issuer or of two or more issuers that the Fund controls (by owning 20% or more of their voting power) that are determined to be engaged in the same, similar or related trades or businesses or the securities of one or more qualified publicly traded partnerships (“Diversification Requirements”).
By qualifying for treatment as a RIC, the Fund (but not its Shareholders) will be relieved of federal income tax on the part of its investment company taxable income and net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) that it timely distributes to its Shareholders. If the Fund failed to qualify for that treatment for any taxable year — either (1) by failing to satisfy the Distribution Requirement, even if it satisfied the Income and Diversification Requirements, or (2) by failing to satisfy the Income Requirement and/or either Diversification Requirement and was unable to, or determined not to, avail itself of Internal Revenue Code provisions that enable a RIC to cure a failure to satisfy any of the Income and

Diversification Requirements as long as the failure “is due to reasonable cause and not due to willful neglect” and the RIC pays a deductible tax calculated in accordance with those provisions and meets certain other requirements — then for federal income tax purposes it would be taxed as an ordinary corporation on the full amount of its taxable income for that year without being able to deduct the distributions it makes to its Shareholders. In addition, for those purposes the Shareholders would treat all those distributions, including distributions of net capital gain, as dividends to the extent of the Fund’s current or accumulated earnings and profits (“E&P”), as calculated for federal income tax purposes, taxable as ordinary income, except that, for individual and certain other non-corporate Shareholders (each, an “individual Shareholder”), the part thereof that is “qualified dividend income” (as described in the Prospectus) (“QDI”) would be subject to federal income tax at the rates for net capital gain — a maximum of 15% for a single Shareholder with taxable income not exceeding $441,450 ($496,600 for married Shareholders filing jointly and $469,050 for a head of household) and 20% for those individual Shareholders with taxable income exceeding those respective amounts (which will be adjusted for inflation annually); and all or part of those dividends distributions might be eligible for the dividends-received deduction allowed to corporations. Furthermore, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest, and make substantial distributions before requalifying for RIC treatment. It is possible that the Fund will not qualify as a RIC in any given taxable year.
The Fund will be subject to a nondeductible 4% excise tax (“Excise Tax”) to the extent it fails to distribute in a calendar year at least an amount equal to the sum of (1) 98% of its ordinary income for that year plus (2) 98.2% of its capital gain net income for the one-year period ending October 31 of that year plus (3) 100% of any retained amount of either from the prior year. For these purposes, the Fund will be treated as having distributed any amount with respect to which it pays federal income tax. The Fund intends generally to make distributions sufficient to avoid imposition of the Excise Tax.
If the Fund issues preferred shares, then, at any time when preferred shares are outstanding and the Fund’s assets are insufficient to satisfy certain requirements, the Fund will be required to suspend distributions to holders of the Shares until those requirements are satisfied. Doing so may prevent the Fund from satisfying the Distribution Requirement and may therefore jeopardize its qualification for treatment as a RIC or cause it to incur an income tax or Excise Tax liability or both.
Taxation of Shareholders
Fund Distributions. Distributions on the Shares are generally subject to federal income tax as described in the Prospectus and below, even though those distributions may economically represent a return of part of a Shareholder’s investment. Such a distribution is likely to occur in respect of Shares purchased when the Fund has undistributed income or gains that are either unrealized or realized but not distributed. Those realized gains may be required to be distributed even when the Fund has unrealized losses. Distributions are taxable to a Shareholder even if they are paid from net income or gains the Fund earned before the Shareholder’s investment (and thus included in the price the Shareholder paid for Shares).
Investors also should be aware that the price of Shares at any time may reflect the amount of a forthcoming dividend or capital gain distribution, so if they purchase Shares shortly before the record date for a distribution, they will pay full price for the Shares and receive some part of the price back as a taxable distribution even though it represents a partial return of invested capital.
Disposition of Shares. If Shares are sold at a loss after being held for six months or more, the loss will be treated as long-term, instead of short-term, capital loss to the extent of any capital gain distributions received thereon.
Under section 302(b) of the Internal Revenue Code, the Fund’s repurchase of a Shareholder’s Shares generally will be treated as an exchange, and thus eligible for capital gain treatment, if it (1) results in a “complete termination” of the Shareholder’s interest in the Fund, (2) results in a “substantially disproportionate” redemption (the functional equivalent of a repurchase) with respect to the Shareholder, or (3) is “not essentially equivalent to a dividend.” For these purposes, (a) a “substantially disproportionate” redemption is one that reduces the Shareholder’s percentage interest in the Fund’s voting Shares by more than 20%, and after which he or she owns a less-than-50% voting interest in the Fund, and (b) a repurchase is “not essentially equivalent to a dividend” if it results in a “meaningful reduction” of a Shareholder’s percentage interest in the Fund. Whether a reduction is “meaningful” depends on the particular facts and circumstances; in general, a reduction in the proportionate equity interest in the Fund of a Shareholder whose interest is minimal (less than 1% should satisfy this requirement) and who does not exercise any control over or participate in the management of the Fund’s corporate affairs should be treated as “not essentially equivalent to a dividend.” Shareholders should consult their individual tax advisors regarding the application of these rules in their particular circumstances.
In determining whether any of the foregoing tests has been met, a Shareholder must take into account not only Shares he or she actually owns but also Shares he or she is considered to own by reason of certain constructive ownership (“attribution”) rules, including Shares owned by certain family members (except that, in the case of a “complete termination,” a Shareholder may waive attribution from family members under certain circumstances) and related entities and Shares that he or she has the right to acquire by exercise of an option.
The Fund cannot predict whether or the extent to which any repurchase offer will be oversubscribed. If any such offer is oversubscribed, proration of tenders pursuant thereto will cause the Fund to accept fewer Shares than are tendered. Therefore, a Shareholder can be given no assurance that a sufficient number of his or her Shares will be purchased pursuant to any such offer to ensure that that purchase will be treated as an exchange.
If a payment by the Fund to a Shareholder is not treated as in exchange for the repurchased Shares, it will be treated as a distribution under section 301 of the Internal Revenue Code (“Section 301 distribution”). That distribution will be treated as a dividend to the extent it is made out of the Fund’s E&P and will be fully taxable as ordinary income (or QDI) without regard to the Shareholder’s adjusted basis in his or her Shares. To the extent the distribution is not made out of the Fund’s E&P, it will reduce the Shareholder’s adjusted tax basis in his or her Shares (which would result in a higher tax liability when the Shares are sold, even if they had not increased in value, or, in fact, had lost value), and then, after that basis is reduced to zero, as realized capital gain (assuming the Shares are held as capital assets), long- or short-term, depending on the Shareholder’s holding period for the Shares.
If any Shareholder is treated as receiving a Section 301 distribution pursuant to a repurchase offer, there is a risk that the non-tendering Shareholders whose percentage interests in the Fund increase as a result thereof (whether because they do not tender Shares or sell only a portion of their Shares while their percentage interests in the Fund nevertheless increase) may be deemed to have received a constructive taxable distribution from the Fund, in an amount equal to the increase in percentage ownership, that is taxable as a dividend, unless the purchase is “incident to an isolated redemption of stock (for example, pursuant to a tender offer).” The Fund’s planned periodic repurchase offers might not qualify as being incident to “isolated redemptions.”
Non-U.S. Shareholders. Dividends the Fund pays to a Shareholder who is a nonresident alien individual or foreign entity (each, a “non-U.S. Shareholder”) — other than (1) dividends paid to a non-U.S. Shareholder whose ownership of Shares is effectively connected with a trade or business within the United States the Shareholder conducts and (2) capital gain distributions paid to a nonresident alien individual who is physically present in the United States for no more than 182 days during the taxable year — generally are subject to 30% federal withholding tax (unless a reduced rate of withholding or a withholding exemption is provided under an applicable treaty). However, two categories of dividends the Fund might pay, “interest-related dividends” and “short-term capital gain dividends,” to non-U.S. Shareholders (with certain exceptions) and reported by it in writing to its Shareholders are exempt from that tax. “Interest-related dividends” are dividends that are attributable to “qualified net interest income” (i.e., “qualified interest income,” which generally consists of certain original issue discount (“OID”), interest on obligations “in registered form,” and interest on deposits, less allocable deductions) from sources within the United States. “Short-term capital gain dividends” are dividends that are attributable to net short-term gain, computed with certain adjustments. Non-U.S. Shareholders are urged to consult their own tax advisors concerning the applicability of that withholding tax.
FATCA. As mentioned in the Prospectus, under the Foreign Account Tax Compliance Act (“FATCA”), “foreign financial institutions” (“FFIs”) and “non-financial foreign entities” (“NFFEs”) that are Fund Shareholders may be subject to a generally nonrefundable 30% withholding tax on income dividends the Fund pays. Proposed regulations, which are immediately effective, eliminate the application of the withholding tax to capital gains distributions and the proceeds of repurchases of Shares that was scheduled to begin in 2019. As discussed more fully below, the FATCA withholding tax generally can be avoided (a) by an FFI, if it reports certain information regarding direct and indirect ownership of financial accounts U.S. persons hold with the FFI, and (b) by an NFFE that certifies its status as such and, in certain circumstances, reports information regarding substantial U.S. owners.
An FFI can avoid FATCA withholding by becoming a “participating FFI,” which requires the FFI to enter into a tax compliance agreement with the IRS under the Internal Revenue Code. Under such an agreement, a participating FFI agrees to (1) verify and document whether it has U.S. accountholders, (2) report certain information regarding their accounts to the IRS, and (3) meet certain other specified requirements.
The U.S. Treasury has negotiated intergovernmental agreements (“IGAs”) with certain countries and is in various stages of negotiations with other foreign countries with respect to one or more alternative approaches to implement FATCA. An entity in one of those countries may be required to comply with the terms of the IGA instead of U.S. Treasury regulations. An FFI resident in a country that has entered into a Model I IGA with the United States must report to that country’s government (pursuant to the terms of the applicable IGA and applicable law), which will, in turn, report to the IRS. An FFI resident in a Model II IGA country generally must comply with U.S. regulatory requirements, with certain exceptions, including the treatment of recalcitrant accountholders. An FFI resident in one of those countries that complies with whichever of the foregoing applies will be exempt from FATCA withholding.
An NFFE that is the beneficial owner of a payment from the Fund can avoid FATCA withholding generally by certifying its status as such and, in certain circumstances, either that (1) it does not have any substantial U.S. owners or (2) it does have one or more such owners and reports the name, address, and taxpayer identification number of each such owner. The NFFE will report to the Fund or other applicable withholding agent, which may, in turn, report information to the IRS.
Those foreign Shareholders also may fall into certain exempt, excepted, or deemed compliant categories established by U.S. Treasury regulations, IGAs, and other guidance regarding FATCA. An FFI or NFFE that invests in the Fund will need to provide the Fund with documentation properly certifying the entity’s status under FATCA to avoid FATCA withholding. The requirements imposed by FATCA are different from, and in addition to, the tax certification rules to avoid backup withholding described in the Prospectus. Foreign investors are urged to consult their tax advisors regarding the application of these requirements to their own situation and the impact thereof on their investment in the Fund.
Tax Consequences of Certain Investments
Securities Issued or Purchased at a Discount; PIKs. The Fund may acquire zero coupon or other securities issued with OID. As a holder of those securities, the Fund must include in gross income the OID that accrues on them during the taxable year, even if it receives no corresponding payment on them during the year. Similarly, the Fund must include in its gross income each taxable year securities it receives as “interest” on PIKs (i.e., payment-in-kind securities). Because the Fund annually must distribute substantially all of its investment company taxable income, including any OID and other non-cash income, to satisfy the Distribution Requirement and avoid imposition of the Excise Tax, it may be required in a particular taxable year to distribute as a dividend an amount that is greater than the total amount of cash it actually receives. Those distributions will be made from the Fund’s cash assets or from the proceeds of sales of its portfolio securities, if necessary. The Fund may realize capital gains or losses from those sales, which would increase or decrease its investment company taxable income and/or net capital gain.
Foreign Securities. Interest and dividends the Fund receives, and gains it realizes, on foreign securities may be subject to income, withholding, or other taxes imposed by foreign countries and U.S. possessions that would reduce the yield and/or total return on its securities. Tax treaties between certain countries and the United States may reduce or eliminate these taxes, however, and many foreign countries do not impose taxes on capital gains in respect of investments by foreign investors.
REITs. The Fund may invest in REITs that (1) hold residual interests in real estate mortgage investment conduits (“REMICs”) or (2) engage in mortgage securitization transactions that cause the REITs to be taxable mortgage pools (“TMPs”) or have a qualified REIT subsidiary that is a TMP. A portion of the net income allocable to REMIC residual interest holders may be an “excess inclusion.” The Internal Revenue Code authorizes the issuance of regulations dealing with the taxation and reporting of excess inclusion income of REITs and RICs that hold residual REMIC interests and of REITs, or qualified REIT subsidiaries, that are TMPs. Although those regulations have not yet been issued, the U.S. Treasury and the IRS issued a notice in 2006 (“Notice”) announcing that, pending the issuance of further guidance (which has not yet been issued), the IRS would apply the principles in the following paragraphs to all excess inclusion income, whether from REMIC residual interests or TMPs.
The Notice provides that a REIT must (1) determine whether it or its qualified REIT subsidiary (or a part of either) is a TMP and, if so, calculate the TMP’s excess inclusion income under a “reasonable method,” (2) allocate its excess inclusion income to its Shareholders generally in proportion to dividends paid, (3) inform Shareholders that are not “disqualified organizations” (i.e., governmental units and tax-exempt entities that are not subject to tax on their unrelated business taxable income (“UBTI”)) of the amount and character of the excess inclusion income allocated thereto, (4) pay tax (at the highest federal income tax rate imposed on corporations) on the excess inclusion income allocable to its Shareholders that are disqualified organizations, and (5) apply the withholding tax provisions with respect to the excess inclusion part of dividends paid to foreign persons without regard to any treaty exception or reduction in tax rate. Excess inclusion income allocated to certain tax-exempt entities (including qualified retirement plans, individual retirement accounts, and public charities) constitutes UBTI to them.
A RIC with excess inclusion income is subject to rules identical to those in clauses (2) through (5) above (substituting “that are nominees” for “that are not ‘disqualified organizations’” in clause (3) and inserting “record” after “its” in clause (4)). The Notice further provides that a RIC is not required to report the amount and character of the excess inclusion income allocated to its Shareholders that are not nominees, except that (1) a RIC with excess inclusion income from all sources that exceeds 1% of its gross income must do so and (2) any other RIC must do so by taking into account only excess inclusion income allocated to the RIC from REITs the excess inclusion income of which exceeded 3% of its dividends. The Fund will not invest directly in REMIC residual interests and does not intend to invest in REITs that, to its knowledge, invest in those interests or are TMPs or have a qualified REIT subsidiary that is a TMP.
After calendar year-end, REITs can and often do change the category (e.g., ordinary income dividend, capital gain distribution, or return of capital) of the distributions they have made during that year, which would result at that time in the Fund’s also having to re-categorize some of the distributions it made to its Shareholders. Those changes would be reflected in the annual Forms 1099, together with other tax information. Those forms generally will be distributed to Shareholders in February of each year, although the Fund may, in one or more years, request from the IRS an extension of time to distribute those forms until mid-March to enable it to receive the latest information it can from the REITs in which it invests and thereby accurately report that information to its Shareholders on a single form (rather than having to send amended forms).
Effective for taxable years beginning after December 31, 2017 and before January 1, 2026, the Internal Revenue Code generally allows individuals and certain non-corporate entities a deduction for 20% of qualified REIT dividends. Treasury Regulations allow a RIC to pass the character of its qualified REIT dividends through to its shareholders provided certain holding period requirements are met. As a result, individuals or other shareholders eligible for the deduction with respect to qualified REIT dividends will also be eligible to receive the benefit of this deduction with respect to qualified REIT dividends received by the Fund that are thereafter included in Fund dividends to shareholders, provided that the eligible shareholders have held their Fund shares for at least 46 days during the 91-day period beginning on the date that is 45 days before the date on which the shares become ex-dividend with respect such Fund dividend.
* * * * *
The foregoing is only a general summary of some of the important federal tax considerations generally affecting the Fund and its Shareholders. No attempt is made to present a complete explanation of the federal tax treatment of the Fund’s activities, and this discussion is not intended to be a substitute for careful tax planning. Accordingly, potential investors are urged to consult their own tax advisors for more detailed information and for information regarding any state, local or foreign taxes applicable to the Fund and their purchasing, holding and disposing of Shares.

ADDITIONAL INFORMATION ABOUT THE FUND
Description of Capital Structure and Shares
The following is a brief description of the capital structure of the Fund. This description does not purport to be complete and is subject to and qualified in its entirety by reference to the Declaration and the Fund’s By-Laws, as amended and restated through the date hereof (the “By-Laws”). The Declaration and By-Laws are each exhibits to the registration statement of which this SAI is a part.
The Fund is a statutory trust established under the laws of the State of Delaware by the Certificate of Trust dated October 23, 2017. The Declaration provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Declaration authorizes the issuance of an unlimited number of shares of beneficial interest, with or without par value. The Fund currently offers one class of Shares: Class S. The fees and expenses for the Fund are set forth in “Summary of Fund Expenses” in the Prospectus.
Shareholders will be entitled to the payment of dividends and other distributions when, as and if declared by the Board. The Board will determine the amount and payment of such dividends or distributions and their form, whether cash, Shares, or other property. All dividends and other distributions on Shares shall be distributed pro rata to the Shareholders in proportion to the number of Shares they hold, except that such dividends and distributions shall appropriately reflect all liabilities, expenses, costs, charges, fees and reserves attributable or allocated to any class. Shares will, when issued, be fully paid and non-assessable by the Fund and will have no pre-emptive or conversion rights or rights to cumulative voting. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund and the liquidation preference with respect to outstanding preferred shares, if any, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund pro rata among the holders of the Shares.
The Board may classify or reclassify any issued or unissued shares of the Fund into shares of any class by redesignating such shares or by setting or changing in any one or more respects, from time to time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, or terms or conditions of repurchase of such shares. Any such classification or reclassification will comply with the provisions of the Declaration and the 1940 Act.
The Fund does not intend to hold annual meetings of Shareholders. If the Fund does hold a meeting of Shareholders, each whole Share shall be entitled to one vote as to any matter on which it is entitled to vote and each fractional Share shall be entitled to a proportionate fractional vote.
The following table shows the amounts of Shares of the Fund that were authorized and outstanding as of May 31, 2020:
(1)	(2)	(3)	(4)
Share Class	Amount Authorized	Amount Held by the Fund or for its Account	Amount Outstanding Exclusive of Amount Shown Under Column (3)
S	Unlimited	0	2,821,764
Anti-Takeover and Other Provisions in the Declaration of Trust
The Declaration and the By-Laws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status.
The Declaration requires the affirmative vote or consent of holders of at least seventy-five percent (75%) of the Fund’s shares entitled to vote on the matter, or the holders of at least seventy-five percent (75%) of the shares of each class affected by the matter, voting as separate classes, to authorize certain transactions not in the ordinary course of business, including: (1) the termination, merger, reorganization or consolidation, or liquidation of the Fund or any class thereof not initially proposed by the Board; (2) the sale or conveyance of all or a substantial part of the Fund’s assets; (3) with certain exceptions, the sale, lease or exchange (in one or a series of transactions in any 12-month period) of all or a substantial part of the assets of the Fund having an aggregate fair market value of $1,000,000 or more to any “Principal Shareholder” (as defined below); or (4) with certain exceptions, the sale, lease or exchange to the Fund, in exchange for shares of the Fund (in one or a series of transactions in any 12-month period), of any assets of any Principal Shareholder having an aggregate fair market value of $1,000,000 or more, unless such transaction described above has been approved by a “Supermajority” (defined as two-thirds) of the Trustees. The term “Principal Shareholder” means any corporation, person or other entity which is the beneficial owner, directly or indirectly, of more than five percent (5%) of the outstanding shares of the Fund or class and shall include any Associates or Affiliates of such Principal Shareholder. The term “Affiliate” and “Associate” shall have the meaning ascribed to each such respective term in Rule 12b-2 under the Securities Exchange Act of 1934. The Board has the power to allow, by vote of a Supermajority of the Trustees, including a Supermajority of the Independent Trustees, a lesser vote to approve the above transactions described above to the extent not otherwise addressed by the Declaration or by applicable law.
The Declaration requires the affirmative vote or consent of holders of at least seventy-five percent (75%) of the shares of the Fund entitled to vote on the matter, or the holders of at least seventy-five percent (75%) of the shares of each class of shares affected by the matter, voting as separate classes, to authorize a conversion of the Fund from a closed-end investment company to an open-end investment company, unless the conversion is authorized by a majority of the Trustees (in which case 36 Shareholders would have the minimum voting rights required by the 1940 Act with respect to the conversion).
A Trustee may be removed from office only with cause by a vote of the holders of at least two-thirds of the total shares of the Fund issued and outstanding at a meeting called by Shareholders owning at least majority of the outstanding shares of the Fund.
The Declaration also requires that prior to bringing a derivative action, a demand must first be made on the Board by Shareholders eligible to bring such derivative action under the Delaware Statutory Trust Act who collectively hold shares representing twenty-five percent (25%) of more of the issued and outstanding shares of the Fund, or twenty-five percent (25%) or more of the issued and outstanding shares of the class to which the action relates if it does not relate to all classes. A decision by a majority of the Trustees, including a majority of the Independent Trustees, or, if the Trustees have appointed a committee to consider the demand, the majority of that committee, that maintaining a derivative suit would not be in the best interests of the Fund or the affected class and to reject the demand, shall be final and binding upon the Shareholders and judicially unreviewable.
Reasonable expenses, including reasonable attorney’s fees, may be assessed against a Shareholder who brings a derivative action and does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought. There may also be additional requirements or restrictions on Shareholder derivative lawsuits involving the Fund imposed by law.
The Declaration provides that, in accordance with the Delaware Statutory Trust Act, any suit against the Fund, any class, or the Trustees or officers of the Fund shall be brought exclusively in the State of Delaware. The Declaration also includes a provision that any Shareholder bringing an action against the Fund, any class, or the Trustees or officers of the Fund waives the right to trial by jury to the fullest extent permitted by law.
The foregoing is intended only as a summary and is qualified in its entirety by reference to the full text of the Declaration and the By-Laws, both of which are on file with the SEC.
Shareholder Liability
Although Delaware law statutorily limits the potential liabilities of a Delaware statutory trust’s shareholders to the same extent as it limits the potential liabilities of a Delaware corporation’s shareholders, Shareholders of the Fund could, under certain conflicts of laws jurisprudence in various states, be held personally liable for the obligations of the Fund. However, the Fund’s Declaration contains an express disclaimer of Shareholder liability for acts or obligations of the Fund and provides for indemnification and reimbursement of expenses out of Fund property for any Shareholder held personally liable for the obligations of the Fund. The Declaration also provides that the Fund may maintain appropriate insurance (e.g., fidelity bonding) for the protection of the Fund, its Shareholders, Trustees, officers, employees and agents to cover possible tort and other liabilities. Thus, the risk of a Shareholder incurring financial loss due to Shareholder liability is limited to circumstances in which both inadequate insurance existed and the Fund itself was unable to meet its obligations. The Fund has not engaged in any other business.
Liability of Trustees
The Declaration provides that the obligations of the Fund are not binding upon the Trustees of the Fund individually, but only upon the assets and property of the Fund, and that the Trustees shall not be liable for errors of judgment or mistakes of fact or law. Nothing in the Declaration, however, protects a Trustee against any liability to which he or she would otherwise be subject by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of the duties involved in the conduct of his office.

REGISTRATION STATEMENT
A Registration Statement on Form N-2, including any amendments thereto (the “Registration Statement”), relating to the Shares of the Fund offered hereby, has been filed by the Fund with the SEC, Washington, D.C. The Prospectus and this SAI are parts of, but do not contain all of the information set forth in, the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered or to be offered hereby, reference is made to the Fund’s Registration Statement. Statements contained in the Prospectus and this SAI as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be accessed from the EDGAR Database on the SEC’s website at SEC.gov, and copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL STATEMENTS
The Report of the Independent Registered Public Accounting Firm and financial statements included in the Annual Report for the Fund for the fiscal year ended March 31, 2020 are separate reports and are incorporated herein by reference.

DESCRIPTION OF DEBT RATINGS
The Fund’s investments may range in quality from securities rated in the lowest category in which the Fund is permitted to invest to securities rated in the highest category (as rated by Moody’s, S&P or Fitch, or, if unrated, determined by Thrivent Asset Mgt. to be of comparable quality). The percentage of the Fund’s assets invested in securities in a particular rating category will vary. In addition, the fund will invest in Church Loans, which may be difficult to value and are not rated by NRSROs or other independent parties. The following terms are generally used to describe the credit quality of fixed income securities:
High Quality Debt Securities are those rated in one of the two highest rating categories (the highest category for commercial paper) or, if unrated, deemed comparable by Thrivent Asset Mgt.
Investment Grade Debt Securities are those rated in one of the four highest rating categories or, if unrated, deemed comparable by Thrivent Asset Mgt.
Below Investment Grade, High Yield Securities (“Junk Bonds”) are those rated lower than Baa by Moody’s, BBB by S&P or Fitch and comparable securities. They are deemed predominately speculative with respect to the issuer’s ability to repay principal and interest.
The following is a description of Moody’s, S&P’s and Fitch’s rating categories applicable to fixed income securities.
Moody’s Investors Service, Inc.
Global Long-Term Obligation Ratings
Moody’s long-term obligation ratings are opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default.
Aaa:	Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.
Aa:	Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.
A:	Obligations rated A are considered upper-medium grade and are subject to low credit risk.
Baa:	Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.
Ba:	Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.
B:	Obligations rated B are considered speculative and are subject to high credit risk.
Caa:	Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.
Ca:	Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.
C:	Obligations rated C are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.
Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Global Short-Term Ratings
Moody’s short-term ratings are opinions of the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, short-term programs or to individual short-term debt instruments. Such obligations generally have an original maturity not exceeding thirteen months, unless explicitly noted.
Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:
P-1:	Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.
P-2:	Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.
P-3:	Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.
NP:	Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.
US Municipal Short-Term Debt and Demand Obligation Ratings
Short-Term Obligation Ratings
There are three rating categories for short-term municipal obligations that are considered investment grade. These ratings are designated as Municipal Investment Grade (MIG) and are divided into three levels — MIG 1 through MIG 3. In addition, those short-term obligations that are of speculative quality are designated SG, or speculative grade. MIG ratings expire at the maturity of the obligation.
MIG 1:	This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.
MIG 2:	This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.
MIG 3:	This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.
SG:	This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.
Demand Obligation Ratings
In the case of variable rate demand obligations (VRDOs), a two-component rating is assigned; a long or short-term debt rating and a demand obligation rating. The first element represents Moody’s evaluation of risk associated with scheduled principal and interest payments. The second element represents Moody’s evaluation of risk associated with the ability to receive purchase price upon demand (“demand feature”), using a variation of the MIG rating scale, the Variable Municipal Investment Grade or VMIG rating.
VMIG 1:	This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.
VMIG 2:	This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.
VMIG 3:	This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

SG:	This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have an investment grade short-term rating or may lack the structural and/or legal protections necessary to ensure the timely payment of purchase price upon demand.
Standard & Poor’s Ratings Services
Long-Term Issue Credit Ratings
Issue credit ratings are based, in varying degrees, on the following considerations:
•	Likelihood of payment — capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;
•	Nature of and provisions of the obligation;
•	Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.
Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)
AAA:	An obligation rated ‘AAA’ has the highest rating assigned by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.
AA:	An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.
A:	An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.
BBB:	An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.
Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.
BB:	An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.
B:	An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.
CCC:	An obligation rated ‘CCC’ is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.
CC:	An obligation rated ‘CC’ is currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred, but Standard & Poor’s expects default to be a virtual certainty, regardless of the anticipated time to default.

C:	An obligation rated ‘C’ is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared to obligations that are rated higher.
D:	An obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless Standard & Poor’s believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation’s rating is lowered to ‘D’ if it is subject to a distressed exchange offer.
NR:	This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular obligation as a matter of policy.
Plus (+) or minus (-):	The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
Short-Term Issue Credit Ratings
A-1:	A short-term obligation rated ‘A-1’ is rated in the highest category by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.
A-2:	A short-term obligation rated ‘A-2’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.
A-3:	A short-term obligation rated ‘A-3’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.
B:	A short-term obligation rated ‘B’ is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties which could lead to the obligor’s inadequate capacity to meet its financial commitments.
C:	A short-term obligation rated ‘C’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.
D:	A short-term obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless Standard & Poor’s believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation’s rating is lowered to ‘D’ if it is subject to a distressed exchange offer.
Fitch, Inc.
Long-Term Credit Ratings
Investment Grade

AAA:	Highest credit quality. ‘AAA’ ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.
AA:	Very high credit quality. “AA” ratings denote expectations of very low credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.
A:	High credit quality. “A” ratings denote low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.
BBB:	Good credit quality. “BBB” ratings indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

Speculative Grade
BB:	Speculative. ‘BB’ ratings indicate an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met.
B:	Highly speculative. ‘B’ ratings indicate that material credit risk is present.
CCC:	Substantial credit risk. ‘CCC’ ratings indicate that substantial credit risk is present.
CC:	Very high levels of credit risk. ‘CC’ ratings indicate very high levels of credit risk.
C:	Exceptionally high levels of credit risk. ‘C’ indicates exceptionally high levels of credit risk.
Short-Term Credit Ratings
A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity or security stream, and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention. Typically, this means up to 13 months for corporate, structured and sovereign obligations, and up to 36 months for obligations in US public finance markets.
F1:	Highest short-term credit quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.
F2:	Good short-term credit quality. Good intrinsic capacity for timely payment of financial commitments.
F3:	Fair short-term credit quality. The intrinsic capacity for timely payment of financial commitments is adequate.
B:	Speculative short-term credit quality. Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.
C:	High short-term default risk. Default is a real possibility.
RD:	Restricted default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Applicable to entity ratings only.
D:	Default. Indicates a broad-based default event for an entity, or the default of a specific short-term obligation.

APPENDIX A
PROXY VOTING POLICIES

3/2/2020

THRIVENT FINANCIAL FOR LUTHERANS and THRIVENT ASSET MANAGEMENT, LLC PROXY VOTING POLICIES AND PROCEDURES SUMMARY

RESPONSIBILITY TO VOTE PROXIES

Overview. Thrivent Financial for Lutherans and Thrivent Asset Management, LLC (collectively, in their capacity as investment advisers, “Thrivent”) recognize and adhere to the principle that one of the privileges of owning stock in a company is the right to vote in the election of the company’s directors and on matters affecting certain important aspects of the company’s structure and operations that are submitted to shareholder vote. As an investment adviser with a fiduciary responsibility to its clients, Thrivent analyzes the proxy statements of issuers whose stock is owned by the investment companies which it sponsors and for which it serves as investment adviser (“Thrivent Funds”) and by institutional accounts who have requested that Thrivent be involved in the proxy process.

Thrivent has adopted Proxy Voting Policies and Procedures (“Policies and Procedures”) for the purpose of establishing formal policies and procedures for performing and documenting its fiduciary duty with regard to the voting of client proxies.

Fiduciary Considerations. It is the policy of Thrivent that decisions with respect to proxy issues will be made primarily in light of the anticipated impact of the issue on the desirability of investing in the portfolio company from the viewpoint of the particular client. Thrivent seeks to vote proxies solely in the interests of the client, including Thrivent Fund shareholders, and, where employee benefit plan assets are involved, in the interests of plan participants and beneficiaries. Thrivent votes proxies, where possible to do so, in a manner consistent with its fiduciary obligations and responsibilities. Logistics involved may make it impossible at times, and at other times disadvantageous, to vote proxies in every instance.

Other Considerations. One of the primary factors Thrivent considers when determining the desirability of investing in a particular company is the quality and depth of its management. The Policies and Procedures were developed with the recognition that a company’s management is entrusted with the day-to-day operations of the company, as well as its long-term direction and strategic planning, subject to the oversight of the company’s board of directors. Accordingly, Thrivent believes that the recommendation of management or the board on most issues should be given weight in determining how proxy issues should be voted and these Policies and Procedures are not intended to substitute Thrivent’s judgement for management’s with respect to a company’s day-to-day operations. However, the position of a company’s management will not be supported in any situation where it is found to be not in the best interests of Thrivent’s client, and Thrivent reserves the right to vote contrary to management when it believes a particular proxy proposal may adversely affect the investment merits of owning stock in a portfolio company, or the desirability of investing in the portfolio company from the viewpoint of the particular client.

ADMINISTRATION OF POLICIES AND PROCEDURES

Thrivent has formed a committee that is responsible for establishing positions with respect to corporate governance and other proxy issues (“Committee”). Annually, the Committee reviews the Policies and Procedures, including in relation to recommended changes reflected in applicable benchmark policies and voting guidelines of Institutional Shareholder Services Inc. (“ISS”). As discussed below, Thrivent may, with the approval of the Committee, vote proxies other than in accordance with the applicable voting guidelines in the Policies and Procedures.

HOW PROXIES ARE REVIEWED, PROCESSED AND VOTED

In order to facilitate the proxy voting process, Thrivent has retained ISS as an expert in the proxy voting and corporate governance areas. ISS specializes in providing a variety of fiduciary-level proxy advisory and voting services. These services include custom vote recommendations, research, vote execution, reporting, auditing and consulting assistance for the handling of proxy voting responsibilities. ISS analyzes each proxy vote of Thrivent’s clients and prepares a recommendation that reflects ISS’s application of the Policies and Procedures. For items noted as case-by-case, Thrivent generally leverages the research process and voting guidance/recommendation provided by ISS. Thrivent may deviate from ISS recommendations on general policy issues or specific proxy proposals.

In addition, with regard to voting proxies for the Thrivent ESG Index Portfolio, Thrivent will consider environmental, social and governance criteria intended to take into account principles of socially responsible investing. These criteria include, among other things, voting guidelines provided by a third-party proxy voting service provider (i.e., the ISS Sustainability Proxy Voting Guidelines (“Sustainability Guidelines”)). The Sustainability Guidelines have been developed consistent with the dual objectives of socially responsible shareholders – financial and social. The Sustainability Guidelines seek to reflect a broad consensus of the socially responsible investing community on matters of social and environmental import and are based on a commitment to create and preserve economic value and to advance principles of good corporate governance consistent with responsibilities to society as a whole on matters of corporate governance, executive compensation, and corporate structure.

Proxy Voting Process Overview

Thrivent utilizes ISS’ voting agent services to notify us of upcoming shareholder meetings for portfolio companies held in client accounts and to transmit votes on behalf of our clients. ISS provides comprehensive summaries of proxy proposals, publications discussing key proxy voting issues, and specific vote recommendations regarding Thrivent’s clients’ portfolio company proxies to assist in the proxy voting process. The final authority and responsibility for proxy voting decisions remains with Thrivent. Decisions with respect to proxy matters are made primarily in light of the anticipated impact of the issue on the desirability of investing in the company from the viewpoint of our respective clients.

Thrivent may on any particular proxy vote determine that it is in the best interests of its clients to diverge from the Policies and Procedures’ applicable voting guidelines. In such cases, the person requesting to diverge from the Policies and Procedures’ applicable voting guidelines is required to document in writing the rationale for their vote and submit all written documentation to the Committee for review and approval. In determining whether to approve any particular request, the Committee will determine that the request is not influenced by any conflict of interest and is in the best interests of Thrivent’s clients.

Summary of Thrivent’s Voting Policies

Specific voting guidelines have been adopted by the Committee for regularly occurring categories of management and shareholder proposals. The detailed voting guidelines are available to Thrivent’s clients upon request. The following is a summary of significant Thrivent policies:

Board Structure and Composition Issues – Thrivent believes boards are expected to have a majority of directors independent of management. The independent directors are expected to organize much of the board’s work, even if the chief executive officer also serves as chairperson of the board. Key committees (audit, compensation, and nominating/corporate governance) of the board are expected to be entirely independent of management. It is expected that boards will engage in critical self-evaluation of themselves and of individual members. Boards should be sufficiently diverse to ensure consideration of a wide range of

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perspectives. Individual directors, in turn, are expected to devote significant amounts of time to their duties, to limit the number of directorships they accept, and to own a meaningful amount of stock in companies on whose boards they serve. As such, Thrivent withholds votes for directors who miss more than one-fourth of the scheduled board meetings and considers stock ownership when reviewing contested elections. Thrivent votes against management efforts to stagger board member terms because a staggered board may act as a deterrent to takeover proposals. For the same reasons, Thrivent votes for proposals that seek to fix the size of the board.

Executive and Director Compensation –These proposals necessitate a case-by-case evaluation. Generally, Thrivent opposes compensation packages that provide what we view as excessive awards to a few senior executives or that contain excessively dilutive stock option grants based on a number of criteria such as the costs associated with the plan, plan features, and dilution to shareholders.

Ratification of Auditors - Thrivent votes for proposals to ratify auditors, unless an auditor has a financial interest in or association with the company, and is therefore not independent; there is reason to believe that the independent auditor has rendered an opinion that is neither accurate nor indicative of the company’s financial position; non-audit fees paid represent 50 percent or more of the total fees paid to the auditor; or poor accounting practices are identified that rise to a serious level of concern.

Mergers and Acquisitions - Thrivent votes on mergers and acquisitions on a case-by-case basis, taking into account and balancing the following: anticipated financial and operating benefits, including the opinion of the financial advisor, market reaction, offer price (cost vs. premium) and prospects of the combined companies; how the deal was negotiated; potential conflicts of interest between management’s interests and shareholders’ interests; and changes in corporate governance and their impact on shareholder rights.

Anti-takeover and Corporate Governance Issues - Thrivent generally opposes anti-takeover measures since they adversely impact shareholder rights. When voting on capital structure issues, Thrivent considers the dilutive impact to shareholders and the effect on shareholder rights.

Social, Environmental and Corporate Responsibility Issues - On proposals which are primarily social, moral or ethical Thrivent generally abstains, other than with respect to the Thrivent ESG Index Portfolio. When voting on matters with apparent economic or operational impacts on the company, Thrivent realizes that the precise economic effect of such proposals is often unclear. Where this is the case, Thrivent typically relies on management’s assessment, and generally votes with company management.

Shareblocking - Shareblocking is the practice in certain foreign countries of “freezing” shares for trading purposes in order to vote proxies relating to those shares. Thrivent generally refrains from voting shares in shareblocking countries unless the matter has compelling economic consequences that outweigh the loss of liquidity in the blocked shares.

Applying Proxy Voting Policies to non-U.S. Companies – Thrivent applies a two-tier approach to determining and applying global proxy voting policies. The first tier establishes baseline policy guidelines for the most fundamental issues, which apply without regard to a company’s domicile. The second tier takes into account various idiosyncrasies of different countries, making allowances for standard market practices, as long as they do not violate the fundamental goals of good corporate governance. The goal is to enhance shareholder value through effective use of the shareholder franchise, recognizing that applying policies developed for U.S. corporate governance may not appropriate for all markets.

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Monitoring and Resolving Conflicts of Interest – Thrivent/clients

The Committee is responsible for monitoring and resolving possible material conflicts between the interests of Thrivent and those of its clients with respect to proxy voting. Examples of situations where conflicts of interest can arise are when i) the issuer is a vendor whose products or services are material to Thrivent’s business; ii) the issuer is an entity participating to a material extent in the distribution of proprietary investment products advised, administered or sponsored by Thrivent; iii) the issuer is a significant executing broker dealer; iv) an Access Person1 of Thrivent also serves as a director or officer of the issuer; and v) there is a personal conflict of interest (e.g., familial relationship with company management).

All material conflicts of interest will be resolved in the interests of the clients. Application of the Policies and Procedures’ applicable voting guidelines to vote client proxies is generally relied on to address possible conflicts of interest since the voting guidelines are pre-determined by the Committee. In addition, in cases where proxies are voted in accordance with the Policies and Procedures’ applicable voting guidelines and consistent with ISS’s recommendation, the Committee does not review for a potential conflict of interest.

In cases where Thrivent is considering overriding these Policies and Procedures’ applicable voting guidelines, or in the event matters presented for vote are not governed by such guidelines, the Committee will follow these procedures:

●

Compliance, in consultation with Legal, will conduct a review to seek to identify any potential material conflicts of interest. If no material conflict of interest is identified, the proxy will be voted as determined by the Committee.

●

If a material conflict of interest is identified, the Committee will be apprised of that fact and the Committee will evaluate the proposed vote in order to ensure that the proxy ultimately is voted in what Thrivent believes to be the best interests of clients, and without regard for the conflict of interest. The Committee will document its vote determination, including the nature of the conflict, the Committee’s analysis of the matters submitted for proxy vote, and the reasons why the Committee determined that the votes were cast in the best interests of clients.

Certain Thrivent Funds (“top tier fund”) may own shares of other Thrivent Funds (‘‘underlying fund”). If an underlying fund submits a matter to a shareholder vote, the top tier fund will generally vote its shares in the same proportion as the other shareholders of the underlying fund. If there are no other shareholders in the underlying fund, the top tier fund will vote in what Thrivent believes to be in the top tier fund’s best interest.

Securities Lending

Thrivent will generally not vote nor seek to recall in order to vote shares on loan, unless it determines that a vote would have a material effect on an investment in such loaned security.

OVERSIGHT, REPORTING AND RECORD RETENTION

Retention	of Proxy Service Provider and Oversight of Voting

In overseeing proxy voting generally and determining whether or not to retain the services of ISS, Thrivent performs the following functions, among others, to determine that Thrivent continues to vote proxies

1  “Access Person” has the meaning provided under the current Thrivent Code of Ethics.

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in the best interest of its clients: (1) periodic sampling of proxy votes; (2) periodic reviews of Thrivent’s Policies and Procedures to determine they are adequate and have been implemented effectively, including whether they continue to be reasonably designed to ensure that proxies are voted in the best interest of Thrivent’s clients; (3) periodic due diligence on ISS designed to monitor ISS’s (i) capacity and competency to adequately analyze proxy issues, including the adequacy and quality of its staffing and personnel, as well as (ii) its methodologies for developing vote recommendations and ensuring that its research is accurate and complete; and (4) reviews of ISS’s procedures regarding their capabilities to identify and address conflicts of interest.

Proxy statements and solicitation materials of issuers (other than those which are available on the SEC’s EDGAR database) are kept by ISS in its capacity as voting agent and are available upon request. Thrivent retains documentation on shares voted differently than the Thrivent Policies and Procedures voting guidelines, and any document which is material to a proxy voting decision such as the Thrivent Policies and Procedures voting guidelines and the Committee meeting materials.

ISS provides Vote Summary Reports for each Thrivent Fund. The report specifies the company, ticker, cusip, meeting dates, proxy proposals, and votes which have been cast for the Thrivent Fund during the period, the position taken with respect to each issue and whether the Thrivent Fund voted with or against company management.

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THRIVENT CHURCH LOAN AND INCOME FUND
PART C: OTHER INFORMATION
Item 25.	Financial Statements and Exhibits
(1)	Financial Statements:
Included in Part A:
Financial Highlights for the fiscal year ended March 31, 2020.
Included in Part B:
The Report of the Independent Registered Public Accounting Firm and the Financial Statements and Notes to Financial Statements for the fiscal year ended March 31, 2020 are incorporated by reference to the Certified Shareholder Report on Form N-CSR, filed on May 29, 2020.
(2)	Exhibits:

(a)(i)	Certificate of Trust, dated October 23, 2017, incorporated by reference from the Registrant’s Registration Statement on Form N-2 (File No. 333-226163) filed on July 13, 2018.
(a)(ii)	Agreement and Declaration of Trust, incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-226163) filed on September 7, 2018.
(b)	By-Laws of the Registrant, incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-226163) filed on September 7, 2018.
(c)	Not applicable.
(d)(i)	Shareholders’ rights are contained in the portion of the Agreement and Declaration of Trust relating to shareholders’ rights, incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-226163) filed on September 7, 2018.
(d)(ii)	Shareholders’ rights are contained in the portion of the By-Laws relating to shareholders’ rights, incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-226163) filed on September 7, 2018.
(e)	Not applicable.
(f)	Not applicable.
(g)	Investment Management Agreement between the Registrant and Thrivent Asset Management, LLC, incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-226163) filed on September 7, 2018.
(h)(i)	Distribution Agreement between the Registrant and Thrivent Distributors, LLC, incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-226163) filed on September 7, 2018.
(h)(ii)	Form of Selling Agreement, incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-226163) filed on September 7, 2018.
(i)	Not applicable.
(j)(i)	Master Custodian Agreement with State Street Bank and Trust Company, incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-226163) filed on September 7, 2018.
(j)(ii)	Joinder to the Master Custodian Agreement between the Registrant and State Street Bank and Trust Company, incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-226163) filed on September 7, 2018.
(k)(i)	Administrative Services Agreement between Registrant and Thrivent Asset Management, LLC, incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-226163) filed on September 7, 2018.
(k)(ii)	Amendment No. 1 to Administrative Services Agreement, filed herewith.
(k)(iii)	Transfer Agency and Service Agreement between Registrant and Thrivent Financial Investor Services Inc., incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-226163) filed on September 7, 2018.
(k)(iv)	Expense Reimbursement Letter Agreement dated December 10, 2019, filed herewith.
(l)	Opinion and consent of counsel, filed herewith.
(m)	Not applicable.

(n)	Consent of Independent Registered Public Accounting Firm, filed herewith.
(o)	Not applicable.
(p)	Letter of investment intent, incorporated by reference from Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-226163) filed on September 26, 2018.
(q)	Not applicable.
(r)	Code of Ethics of the Registrant, Thrivent Financial for Lutherans, Thrivent Asset Management, LLC, Thrivent Distributors, LLC, Thrivent Mutual Funds, Thrivent Series Fund, Inc., Thrivent Core Funds, and Thrivent Cash Management Trust, filed herewith.
(s)	Powers of Attorney for Trustees of the Registrant, incorporated by reference from Post-Effective Amendment No. 1 to the Registrant’s Registration Statement (File No. 333-226163) filed on July 29, 2019.
Item 26.	Marketing Arrangements
Distribution Agreement is filed as Exhibit (h).
Item 27.	Other Expenses of Issuance and Distribution
Not applicable.
Item 28.	Persons Controlled by or under Common Control with Registrant
Registrant is a closed-end management investment company organized as a Delaware statutory trust on October 23, 2017. As of June 30, 2020, Thrivent Financial for Lutherans (“Thrivent Financial”) held 82.5% of the outstanding shares of the Registrant. However, it is anticipated that Thrivent Financial’s percentage of ownership will decrease as more of the Registrant’s shares are sold to the public. Thrivent Financial, the parent company of the Registrant’s investment adviser, is a fraternal benefit society organized under the laws of the State of Wisconsin and is owned by and operated for its members. It has no stockholders and is not subject to the control of any affiliated persons. The address of Thrivent Financial is 4321 N Ballard Rd, Appleton, WI 54919-8697.
The following list shows the relationship of each wholly-owned direct and indirect subsidiary to Thrivent Financial. Financial statements of Thrivent Financial will be presented on a consolidated basis.
Thrivent Financial Entities	Primary Business	State of Organization
Thrivent Financial	Fraternal benefit society offering financial services and products	Wisconsin
Thrivent Financial Holdings, Inc.	Holding company with no independent operations	Delaware
Thrivent Trust Company	Federally chartered limited purpose trust bank	Federal Charter
Thrivent Investment Management Inc.	Broker-dealer and investment adviser	Delaware
North Meadows Investment Ltd.	Organized for the purpose of holding and investing in real estate	Wisconsin
Thrivent Financial Investor Services Inc.	Transfer agent	Pennsylvania
Thrivent Insurance Agency Inc.	Licensed life and health agency	Minnesota
Newman Financial Services, LLC	Limited Liability Company	Minnesota
Thrivent Asset Management, LLC	Investment adviser	Delaware
Thrivent Distributors, LLC	Limited Liability Company	Delaware
Thrivent Advisor Network, LLC	Limited Liability Company	Delaware
White Rose GP I, LLC[1]	General partner	Delaware
White Rose Fund I Equity Direct, L.P.[2]	Private equity fund	Delaware
White Rose Fund I Fund of Funds, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose Fund GP II, LLC[1]	General partner	Delaware
Thrivent White Rose Fund II Equity Direct, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose Fund II Fund of Funds, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose Fund GP III, LLC[1]	General partner	Delaware

Thrivent Financial Entities	Primary Business	State of Organization
Thrivent White Rose Fund III Mezzanine Direct, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose Fund III Equity Direct, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose Fund III Fund of Funds, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose Fund GP IV, LLC[1]	General partner	Delaware
Thrivent White Rose Fund IV Equity Direct, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose Fund IV Fund of Funds, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose Fund GP V, LLC[1]	General partner	Delaware
Thrivent White Rose Fund V Equity Direct, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose Fund V Fund of Funds, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose Fund GP VI, LLC[1]	General partner	Delaware
Thrivent White Rose Fund VI Equity Direct, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose Fund VI Fund of Funds, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose Fund GP VII, LLC[1]	General partner	Delaware
Thrivent White Rose Fund VII Equity Direct, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose Fund VII Fund of Funds, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose Fund GP VIII, LLC[1]	General partner	Delaware
Thrivent White Rose Fund VIII Equity Direct, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose Fund VIII Fund of Funds, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose GP IX, LLC[1]	General partner	Delaware
Thrivent White Rose Fund IX Equity Direct, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose Fund IX Fund of Funds, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose GP X, LLC[1]	General partner	Delaware
Thrivent White Rose Fund X Equity Direct, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose Fund X Fund of Funds, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose GP XI, LLC[1]	General partner	Delaware
Thrivent White Rose Fund XI Equity Direct, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose Fund XI Fund of Funds, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose GP XII, LLC[1]	General partner	Delaware
Thrivent White Rose Fund XII Equity Direct, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose Fund XII Fund of Funds, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose GP XIII, LLC[1]	General partner	Delaware
Thrivent White Rose Fund XIII Equity Direct, L.P.[2]	Private equity fund	Delaware

Thrivent Financial Entities	Primary Business	State of Organization
Thrivent White Rose Fund XIII Fund of Funds, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose Opportunity Fund GP, LLC[1]	General partner	Delaware
Thrivent White Rose Opportunity Fund, LP2	Private equity fund	Delaware
Thrivent White Rose Real Estate GP I, LLC[1]	General partner	Delaware
Thrivent White Rose Real Estate Fund I Fund of Funds, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose Real Estate GP II, LLC[1]	General partner	Delaware
Thrivent White Rose Real Estate Fund II, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose Real Estate GP III, LLC[1]	General partner	Delaware
Thrivent White Rose Real Estate Fund III, L.P.[2]	Private equity fund	Delaware
Thrivent White Rose Endurance GP, LLC[1]	General partner	Delaware
Thrivent White Rose Endurance Fund, L.P.[2]	Private equity fund	Delaware
Gold Ring Holdings, LLC	Investment subsidiary	Delaware
Twin Bridge Capital Partners, LLC[3]	Managing member	Delaware
Thrivent Education Funding, LLC	Limited Liability Company	Delaware

[1]	Thrivent Financial owns an interest in the limited liability company and is also its managing member.
[2]	The fund is organized for the purpose of holding investments in Thrivent Financial’s general account.
[3]	Thrivent Financial owns 49% of the managing member’s membership interests. Twin Bridge Capital Partners, LLC is the managing member of a general partner of limited partnerships.
Item 29.	Number of Holders of Securities
Set forth below is the number of record holders as of June 30, 2020 of each class of securities of the Registrant.
Title of Class	Number of Record Holders
Class S	132
Item 30.	Indemnification
Article IX of the Declaration of Trust of the Fund provides that:
Section 9.1 Limitation of Liability.
(a)	Except as required by federal law including applicable provisions of the 1940 Act, no Trustee, officer, employee or agent of the Fund shall owe any fiduciary duties to the Fund, any Class or to any Shareholder or any other Person. The Trustees, officers, employees and agents of the Fund shall only have the duty to perform their respective obligations expressly set forth herein in a manner that does not constitute bad faith, willful misfeasance, gross negligence or reckless disregard of their respective duties as a Trustee, officer, employee or agent expressly set forth in this Declaration of Trust.
(b)	To the extent that, at law or in equity, a Trustee, officer, employee or agent has duties (including fiduciary duties) and liabilities relating thereto to the Fund or any Class, to the Shareholders or to any other Person, a Trustee, officer, employee or agent acting under this Declaration of Trust shall not be liable to the Fund, to the Shareholders or to any other Person for his or her reliance on the provisions of this Declaration of Trust. The provisions of this Declaration of Trust, to the extent that they restrict the duties and limit the liabilities of the Trustees, officers, employees or agents otherwise existing at law or in equity, replace such other duties and liabilities of such Trustees, officers, employees or agents.
(c)	Except as otherwise expressly set forth herein, the Trustees, officers, employees and agents of the Fund shall not have any personal liability to any Person other than the Fund, any Class or any Shareholders for any act, omission or obligation of the Fund or any Trustee, and then only for acts constituting bad faith, willful misfeasance, gross negligence or reckless disregard of duties expressly set forth in this Declaration of Trust. No Trustee, officer, employee or agent of the Fund shall be liable to the Fund or its Shareholders for any act or omission or any conduct whatsoever (including any breach of fiduciary duty and the failure to compel in any way any former or acting Trustee to redress any breach of fiduciary duty or trust or for any errors of judgment or mistakes of fact or law); provided that nothing contained herein shall protect any officer, employee or agent against any liability to the Fund or its Shareholders to which he or she would otherwise be subject by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties as an officer, employee or agent as expressly set forth herein.
(d)	No Person who is or has been a Trustee or officer of the Fund shall be liable to the Fund, a Class or a Shareholder for any action or failure to act or for any other reason except solely for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties expressly set forth herein, and for nothing else, and shall not be liable for errors of judgment or mistakes of fact or law. Subject to the foregoing: (i) the Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any other Person, including any officer, agent, employee, independent contractor or consultant, nor shall any Trustee be responsible for the act or omission of any other Trustee; (ii) the Trustees may rely upon advice of legal counsel or other experts with respect to the meaning and operation of this Declaration of Trust and their duties as Trustees hereunder, and shall be under no liability for any act or omission in accordance with such advice or for failing to follow such advice; and (iii) the Trustees shall be fully protected in relying upon the records of the Fund and upon information, opinions, reports or statements presented by another Trustee or any officer, employee or other agent of the Fund, or by any other Person, as to matters reasonably believed to be within such Person’s professional or expert competence, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Fund or any Class, or the value and amount of assets or reserves or contracts, agreements or other undertakings that would be sufficient to pay claims and obligations of the Fund or any Class or to make reasonable provision to pay such claims and obligations, or any other facts pertinent to the existence and amount of assets from which distributions to Shareholders or creditors of the Fund might properly be paid. The appointment, designation or identification of a Trustee as chair of the Trustees, a member or chair of a committee of the Trustees, an expert on any topic or in any area (including an audit committee financial expert), or the lead independent Trustee, or any other special appointment, designation or identification of a Trustee, shall not impose on that Person any standard of care or liability that is greater than that imposed on that Person as a Trustee in the absence of the appointment, designation or identification, and no Trustee who has special skills or expertise, or is appointed, designated or identified as aforesaid, shall be held to a higher standard of care by virtue thereof. In addition, no appointment, designation or identification of a Trustee as aforesaid shall affect in any way that Trustee’s rights or entitlement to indemnification or advancement of expenses. The Trustees shall not be required to give any bond or other security, nor any surety if a bond is obtained.
(e)	All Persons extending credit to, contracting with or having any claim against the Fund shall look only to Fund Property and neither the Trustees nor the Shareholders, nor any of the Fund’s officers, employees or agents, whether past, present or future, shall be personally liable therefor.
(f)	Every written obligation, note, bond, contract, instrument, certificate or undertaking and every other act or thing whatsoever executed or done by or on behalf of the Fund or the Trustees or officers by any of them in connection with the Fund shall conclusively be deemed to have been executed or done only in or with respect to his, her or their capacity as Trustee or Trustees, or officer or officers, as the case may be, and such Trustee or Trustees, or officer or officers shall not be personally liable thereon. At the Trustees’ discretion, any written obligation, note, bond, contract, instrument, certificate or undertaking made or issued by the Trustees or by any officer or officers may give notice that this Declaration of Trust is on file in the Office of the Secretary of the State of Delaware and that a limitation on liability exists and such written obligation, note, bond, contract, instrument, certificate or undertaking may, if the Trustees so determine, recite that the same was executed or made on behalf of the Fund by a Trustee or Trustees in such capacity and not individually, or by an officer or officers in such capacity and not individually, and that the obligations of such instrument are not binding upon any of them or the Shareholders individually but are binding only on the assets and property of the Fund, and may contain such further recital as such Person or Persons may deem appropriate. The omission of any such notice or recital shall in no way operate to bind any Trustees, officers or Shareholders individually.
Section 9.2 Indemnification.
(a)	Subject to the exceptions and limitations contained in paragraph (b) below:
(i)	Every Person who is, or has been, a Trustee or an officer, employee or agent of the Fund or is or was serving at the request of the Fund as a trustee, director, officer, employee or agent of another organization in which the Fund has any interest as a shareholder, creditor or otherwise (“Covered Person”) shall be indemnified by the Fund to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been a Covered Person and against amounts paid or incurred by him or her in the settlement thereof.
(ii)	Subject to the provisions of this Section 9.2, each Covered Person shall, in the performance of his or her duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the records, books and accounts of the Fund, upon an opinion or other advice of legal counsel, or upon reports made or advice given to the Fund by any Trustee or any of its officers, employees, or a service provider selected with reasonable care by the Trustees or officers of the Fund, regardless of whether the person rendering such report or advice may also be a Trustee, officer or employee of the Fund.
(iii)	As used herein, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal, investigative or other, including appeals), actual or threatened, and the words “liability” and “expenses” shall include attorney’s fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities whatsoever.
(b)	To the extent required under applicable provisions of the 1940 Act, but only to such extent, no indemnification shall be provided hereunder to a Covered Person:
(i)	who shall have been finally adjudicated by a court or other body before which the proceeding was brought to be liable to the Fund or its Shareholders by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of the duties expressly set forth herein; or
(ii)	in the event of a settlement or other disposition not involving a final adjudication as provided in paragraph (b)(i) above resulting in a payment by a Trustee or officer, unless there has been a determination that such Covered Person did not engage in bad faith, willful misfeasance, gross negligence or reckless disregard of the duties expressly set forth herein: (A) by the court or other body approving the settlement or other disposition; (B) by at least a majority of those Trustees who are neither Interested Persons of the Fund nor parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).
(c)	The rights of indemnification herein provided may be insured against by policies maintained by the Fund, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled and shall inure to the benefit of the heirs, executors and administrators of a Covered Person.
(d)	To the extent that any determination is required to be made as to whether a Covered Person engaged in conduct for which indemnification is not provided as described herein, or as to whether there is reason to believe that a Covered Person ultimately will be found entitled to indemnification, the Person or Persons making the determination shall afford the Covered Person a rebuttable presumption that the Covered Person has not engaged in such conduct and that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.
(e)	To the maximum extent permitted by applicable law, expenses in connection with the preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in subsection (a) of this Section 9.2 shall be paid by the Fund from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him or her to the Fund if it is ultimately determined that he or she is not entitled to indemnification under this Section; provided, however, that any such advancement will be made in accordance with any conditions required by the Commission. The advancement of any expenses pursuant to this Section 9.2(e) shall under no circumstances be considered a “loan” under the Sarbanes-Oxley Act of 2002, as amended from time to time, or for any other reason.
(f)	Any repeal or modification of this Article IX or adoption or modification of any other provision of this Declaration of Trust inconsistent with this Article shall be prospective only to the extent that such repeal or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification or right to advancement of expenses available to any Covered Person with respect to any act or omission that occurred prior to such repeal, modification or adoption.
Section 9.3 Further Indemnification.
Nothing contained herein shall affect any rights to indemnification to which any Covered Person or other Person may be entitled by contract or otherwise under law or prevent the Fund from entering into any contract to provide indemnification to any Covered Person or other Person. Without limiting the foregoing, the Fund may, in connection with any transaction permitted by this Declaration of Trust, including the acquisition of assets subject to liabilities or a merger or consolidation pursuant to Section 10.2 hereof, assume the obligation to indemnify any Person including a Covered Person or otherwise contract to provide such indemnification, and such indemnification shall not be subject to the terms of this Article IX unless otherwise required under applicable law.
Insofar as indemnification for liability arising under the Securities Act of 1933 may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
Section 2(e) of the Investment Management Agreement provides, in relevant part, that:
In the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties (“disabling conduct”) hereunder on the part of the Adviser (and its officers, directors, agents, employees, controlling persons, shareholders and any other person or entity affiliated with the Adviser) the Adviser shall not be subject to liability to the Fund or to any shareholder of the Fund for any act or omission in the course of, or connected with rendering services hereunder, including without limitation, any error of judgment or mistake of law or for any loss suffered by any of them in connection with the matters to which this Agreement is related, except to the extent specified in Section 36(b) of the Act concerning loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services. Except for such disabling conduct, the Fund shall indemnify the Adviser (and its officers directors, agents, employees, controlling persons, and any other person or entity affiliated with the Adviser) from any liability arising from the Adviser's conduct under the Agreement to the extent permitted by the Declaration of Trust and applicable law.
Section 8(c) of the Distribution Agreement provides that:
The Fund agrees to indemnify and hold harmless the Distributor and each of its present or former directors, officers, employees, representatives and each person, if any, who controls or previously controlled the Distributor within the meaning of Section 15 of the 1933 Act, under any other statute, at common law, or otherwise, arising out of the acquisition of any Shares by any person which (i) may be based upon any wrongful act by the Fund or any of the Fund’s trustees, officers, employees or representatives (other than the Distributor), or (ii) may be based upon any untrue statement or alleged untrue statement or a material fact contained in a Registration Statement, prospectus, shareholder report or other information covering Shares filed or made public by the Fund or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading unless such statement or omission was made in reliance upon information furnished to the Fund by the Distributor. In no case (i) is the Fund’s indemnity in favor of the Distributor, or any person indemnified to be deemed to protect the Distributor or such indemnified person against any liability to which the Distributor or such person would otherwise be subject by reason of willful misfeasance, bad faith, or negligence in the performance of his duties or by reason of his reckless disregard of his obligations and duties under this Agreement or (ii) is the Fund to be liable under its indemnity agreement contained in this Section with respect to any claim made against the Distributor or person indemnified unless the Distributor, or such person, as the case may be, shall have notified the Fund in writing of the claim within a reasonable time after the summons or other first written notification giving information of the nature of the claim shall have been served upon the Distributor or upon such person (or after the Distributor or such person shall have received notice of such service on any designated agent.) However, failure to notify the Fund of any such claim shall not relieve the Fund from any liability which the Fund may have to the Distributor or any person against whom such action is brought otherwise than on account of the Fund's indemnity contained in this Section.
Sections 5.01 and 5.02 of the Transfer Agency and Services Agreement provides that:
5.01 Provided that the Transfer Agent has not breached any representation or warranty made by the Transfer Agent in this Agreement, neither the Transfer Agent nor any of its officers, directors, agents, employees, subcontractors, controlling persons, and any other person or entity affiliated with the Transfer Agent nor any person performing transfer agent or other functions for the Fund (at the direction or request of the Transfer Agent), in connection with the discharge of its obligations undertaken or reasonably assumed with respect to this Agreement, shall be liable for, and the Fund shall indemnify and hold the Transfer Agent or any such person harmless from and against, any and all losses, damages, costs, charges, reasonable attorney fees, payments, expenses and liability arising out of or attributable to:
(a)	Any actions of the Transfer Agent, including its agents and subcontractors, required to be taken pursuant to this Agreement.
(b)	The Fund's refusal or failure to comply with the terms of this Agreement, or which arises out of the Fund's willful misfeasance, bad faith, negligence, or reckless disregard of its duties, or the breach of any representation or warranty of the Fund hereunder.
(c)	The reliance on or the use by the Transfer Agent, including its agents and subcontractors, of information, records or documents which:

(i)	are received by the Transfer Agent, including its agents and subcontractors, and furnished to it by or on behalf of the Fund, and
(ii)	have been prepared and/or maintained by the Fund or any other person or firm on behalf of the Fund.
(d)	The reliance on, or the carrying out by the Transfer Agent, including its agents and subcontractors, of any instructions or requests by the Fund.
(e)	The offer or sale of Shares unknown by the Transfer Agent to be in violation of any requirement under federal securities laws or regulations or the securities laws or regulations of any state that such Shares be registered in such state or other jurisdiction or in violation of any stop order or other determination or ruling by any federal agency or any state with respect to the offer or sale of such Shares in such state or other jurisdiction, provided that the Transfer Agent has not knowingly violated or knowingly participated in the violation of state and/or federal securities laws or regulations relative to the offer and sale of such Shares.
5.02 In all instances in which the Transfer Agent shall seek indemnification under the provisions of Section 5.01 for its actions or for its reliance on actions of the Fund, all such actions must have been taken in good faith and without willful misfeasance, bad faith, negligence or reckless disregard of its duties and all such reliance must have been reasonable.
Section 15.2 of the Master Custodian Agreement provides that:
The Fund agrees to indemnify the Custodian and to hold the Custodian harmless from and against any loss, cost or expense sustained or incurred by the Custodian in acting or omitting to act under or in respect of the Agreement in good faith and without negligence or willful misconduct, including, without limitation, (a) the Custodian’s compliance with Proper Instructions and (b) in connection with the provision of services to a Fund pursuant to Section 7, any obligations, including taxes, withholding and reporting requirements, claims for exemption and refund, additions for late payment, interest, penalties and other expenses, that may be assessed against the Fund or the Custodian as custodian of the assets of the Fund.
Item 31.	Business and Other Connections of the Investment Adviser
Thrivent Asset Management, LLC is the investment adviser and administrator of Registrant. Information about Thrivent Asset Management’s financial industry activities or affiliations, as well as the business and other connections of the directors and officers of Thrivent Asset Management, is included on the Form ADV that Thrivent Asset Management has on file with the Securities and Exchange Commission (file No. 801-64988).
Item 32.	Location of Accounts and Records
The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are in the possession of the following persons:
Registrant:	901 Marquette Avenue, Suite 2500 Minneapolis, Minnesota 55402-3211
4321 N. Ballard Rd. Appleton, Wisconsin 54919
Custodian:	State Street Bank and Trust Company One Lincoln Street Boston, Massachusetts 02111
Sub-Transfer Agent	DST Systems, Inc. 333 W. 11th St. Kansas City, Missouri 64105
Item 33.	Management Services
Not applicable.

Item 34.	Undertakings
1.	Not applicable.
2.	Not applicable.
3.	Not applicable.
4.	The Registrant undertakes:
(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.
(b)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(d)	Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(e)	That for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:
The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;
(2)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
5.	Not applicable.
6.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 2 to its Registration Statement be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on the 29th day of July, 2020.
THRIVENT CHURCH LOAN AND INCOME FUND
/s/ John D. Jackson
John D. Jackson Assistant Secretary
Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities indicated and on the 29th day of July, 2020:
Signature	Title
/s/ David S. Royal	President (Principal Executive Officer) and Trustee
David S. Royal
/s/ Gerard V. Vaillancourt	Treasurer (Principal Financial and Accounting Officer)
Gerard V. Vaillancourt
*	Independent Trustee
Julie K. Braun
*	Independent Trustee
Pastor Brian Fragodt
*	Independent Trustee
Jerry T. Golden
*	Independent Trustee
Cecilia Healy Herbert
*	Independent Trustee
George W. Morriss

*By	/s/ John D. Jackson
John D. Jackson Attorney-In-Fact